   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1995

                                                      REGISTRATION NO. 033-59003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                           THE INTERLAKE CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                               ----------------
                DELAWARE                               36-3428543
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                               ----------------
                              550 WARRENVILLE ROAD
                           LISLE, ILLINOIS 60532-4387
                                 (708) 852-8800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             STEPHEN R. SMITH, ESQ.
                           THE INTERLAKE CORPORATION
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              550 WARRENVILLE ROAD
                           LISLE, ILLINOIS 60532-4387
                                 (708) 852-8800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
         ROBERT A. YOLLES, ESQ.              WINTHROP B. CONRAD, JR., ESQ.
       JONES, DAY, REAVIS & POGUE                DAVIS POLK & WARDWELL
          77 WEST WACKER DRIVE                    450 LEXINGTON AVENUE
      CHICAGO, ILLINOIS 60601-1692              NEW YORK, NEW YORK 10017
             (312) 782-3939                          (212) 450-4000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement has become effective.
                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           THE INTERLAKE CORPORATION

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

ITEM
NO.        FORM S-2 ITEM NUMBER AND HEADING           CAPTION OR LOCATION IN PROSPECTUS
----       --------------------------------           ---------------------------------
 1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus..............................  Outside Front Cover Page of Prospectus
 2.   Inside Front and Outside Back Cover Page
       of Prospectus...........................  Inside Front Cover Page of Prospectus; Out-
                                                  side Back Cover Page of Prospectus
 3.   Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges......  Inside Front Cover Page of Prospectus; Pro-
                                                  spectus Summary; Risk Factors; Selected
                                                  Consolidated Financial Data
 4.   Use of Proceeds..........................  Use of Proceeds
 5.   Determination of Offering Price..........  Not Applicable
 6.   Dilution.................................  Not Applicable
 7.   Selling Security Holders.................  Not Applicable
 8.   Plan of Distribution.....................  Outside Front Cover Page of Prospectus; Un-
                                                  derwriting
 9.   Description of Securities to be
       Registered..............................  Outside Front Cover Page of Prospectus;
                                                  Prospectus Summary; Description of Senior
                                                  Notes
10.   Interests of Named Experts and Counsel...  Not Applicable
11.   Information with Respect to the
       Registrant..............................  Prospectus Summary; Risk Factors; Selected
                                                  Consolidated Financial Data; Management's
                                                  Discussion and Analysis of Results of Op-
                                                  erations and Financial Condition; Busi-
                                                  ness; Index to Consolidated Financial
                                                  Statements
12.   Incorporation of Certain Information by
       Reference...............................  Incorporation of Certain Information by
                                                  Reference
13.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 23, 1995

PROSPECTUS
          , 1995
                                  $100,000,000

                              [LOGO OF INTERLAKE]
                              % SENIOR NOTES DUE 2001
  The    % Senior Notes due 2001 (the "Senior Notes") are being offered (the
"Offering") by The Interlake Corporation (the "Company"). The Senior Notes will
mature on November   , 2001. Interest on the Senior Notes will be payable
semiannually on May    and November    of each year, commencing November   ,
1995.
  Except as set forth below, the Senior Notes are not redeemable prior to
November   , 1998. Thereafter, the Senior Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. At any time, and
from time to time, prior to November   , 1998, the Company may redeem up to 35%
of the original principal amount of the Senior Notes with the proceeds of
Equity Sales (as defined herein) at a redemption price of    % of the principal
amount, plus accrued and unpaid interest to the date of redemption. Upon a Change of Control (as defined herein), the Company will be obligated, subject to certain conditions, to offer to repurchase all outstanding Senior Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Risk Factors--Change of Control" and "Description of Senior Notes."
  Concurrently with the consummation of the Offering, the Company is repaying a portion of the indebtedness outstanding under its existing senior secured bank credit facilities (the "Credit Agreement") and entering into an amendment to the Credit Agreement (as amended, the "Amended Credit Agreement"). See "Description of Certain Other Indebtedness--Amended Credit Agreement." The consummation of the Offering and the effectiveness of the Amended Credit Agreement are contingent upon each other.
  The Senior Notes will be general unsecured obligations of the Company, senior in right of payment to all existing and future subordinated indebtedness and pari passu in right of payment with all other Senior Indebtedness (as defined herein) of the Company. However, substantially all existing Senior Indebtedness is (and obligations under the Amended Credit Agreement will be) secured by a pledge of substantially all of the assets of the Company and its subsidiaries. After giving effect to the Offering and the application of the net proceeds thereof, as of April 2, 1995, Senior Indebtedness (excluding the Senior Notes) would have aggregated approximately $131.6 million, substantially all of which is secured indebtedness. As a result of the Company's holding company structure, the Senior Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including liabilities to general creditors.
After giving effect to the Offering and the application of the net proceeds thereof, as of April 2, 1995, the aggregate of all liabilities of the Company's subsidiaries (excluding amounts included above in Senior Indebtedness) would have aggregated approximately $221.7 million.
  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES OFFERED HEREBY.
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO  THE CON-
   TRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                         PRICE           UNDERWRITING          PROCEEDS
                                        TO THE           DISCOUNTS AND          TO THE
                                       PUBLIC(1)        COMMISSIONS(2)        COMPANY(3)
----------------------------------------------------------------------------------------
Per Senior Note.................             %                   %                   %
Total...........................      $                   $                   $
----------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $         .
  The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in New
York, New York, on or about           , 1995.
DONALDSON, LUFKIN & JENRETTE                                     CS FIRST BOSTON
     SECURITIES CORPORATION

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, to which reference is made hereby. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange (Symbol: IK) and the Chicago Stock Exchange. Reports, proxy statements and other information filed by the Company with the Commission may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  This Prospectus incorporates by reference the Annual Report on Form 10-K for the fiscal year ended December 25, 1994 and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1995, filed by the Company with the Commission. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated in this Prospectus by reference, other than exhibits to such documents that have not been specifically incorporated by reference herein or therein. Requests should be directed to Corporate Secretary, The Interlake Corporation, 550 Warrenville Road, Lisle, Illinois 60532-4387, telephone number
(708) 852-8800.

                               ----------------

  The principal executive offices of the Company are located at 550 Warrenville Road, Lisle, Illinois 60532-4387. The telephone number of the Company at such address is (708) 852-8800.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. All references in this Prospectus to the "Company" include its consolidated subsidiaries unless the context otherwise indicates.

                                  THE COMPANY

  General. The Company is a multinational corporation engaged in the design, manufacture and sale or distribution of value-added metal and related products for the automotive, materials handling, packaging and aerospace industries. The Company's operations are divided into two segments: Engineered Materials and Handling/Packaging Systems. The Company's operations include:

  Engineered Materials

  . Hoeganaes Corporation ("Hoeganaes" or "Special Materials"), which produces ferrous metal powder used to manufacture precision parts; and

  . Chem-tronics, Inc. ("Chem-tronics" or "Aerospace Components"), which manufactures precision jet engine components and repairs jet engine fan blades.

  Handling/Packaging Systems

  . Handling, which designs, manufactures and sells storage rack, shelving and related equipment; and

  . Packaging, which designs and sells machinery for applying strapping and stitching wire, and supplies strapping and stitching wire for use in these machines.

  The Company has leading market shares in all of its businesses and believes they enjoy a reputation for high quality products and superior customer service. The Company has implemented programs to reduce costs, improve productivity, improve customer service and support, and seek growth opportunities through geographic expansions and new product development. The Company expects that its leading market positions, together with its business initiatives, will enable it to continue to take advantage of U.S. economic trends and the economic improvements in other markets throughout the world.

  Although the Company's businesses are cyclical in nature, the Company's operating results have historically lagged behind improvements in the general economy, and its earnings downturns have also come later than those of the general economy. This is largely due to many of Handling's customers waiting to implement long-term capital projects until a recovery is well-established. The Company expects this lagging relationship to continue.

  The Company expects its operating results to benefit from the recovery of the European economies, which accounted for approximately 28% of the Company's revenues in 1994. In addition, the Company anticipates that future results will be enhanced by certain positive trends in its businesses, including the increased use of powder metallurgy in the manufacture of automobile parts and Handling's continuing penetration of growing Pacific Rim markets.

  Hoeganaes is the North American market and technology leader in the production of ferrous (iron-based) metal powders. Ferrous metal powder is used by customers primarily to manufacture precision parts for automobiles, light trucks, farm and garden equipment, heavy construction equipment, hand tools and appliances. Precision parts produced using powdered metal technology have certain cost and design advantages over parts produced using conventional techniques such as forging, casting, stamping or machining, as they may be manufactured with less wasted raw material, lower labor costs and little or no additional machining. The automotive industry is the largest market for ferrous metal powder, accounting for approximately 65% of Hoeganaes' sales in 1994. Average usage of ferrous metal powder per vehicle has increased from 18 pounds in 1986 to 30 pounds in 1994. In 1994, Hoeganaes had revenues of $153.9 million.

  Chem-tronics is a leading producer of lightweight, fabricated products for commercial and military aerospace applications, and also provides jet engine fan blade repair services. Chem-tronics offers its customers a vertically integrated facility, thereby eliminating the need for numerous subcontractors for a single component. Chem-tronics' principal products are sold to engine manufacturers under arrangements which generally establish Chem-tronics as the sole source of supply. Approximately 67% of Chem-tronics' revenues in 1994 were comprised of sales to commercial and space program customers. In 1994, Chem-tronics had revenues of $62.5 million.

  Handling designs, manufactures and sells storage rack, shelving, angle, conveyors and related equipment for use in warehouse distribution centers, factories and other storage and material handling applications. Handling also supplies equipment for retail display and office interiors. The Company believes Handling is the world's largest manufacturer of storage rack. Handling's rack systems are used in warehouse and distribution applications ranging from simple pallet storage to sophisticated warehouse systems and warehouse-type retail store environments. In 1994, Handling had revenues of $406.0 million.

  The Company's Packaging business is one of the leading North American and European suppliers of steel and plastic strap and the machinery and tools to apply this strap. Packaging also manufactures and distributes wire and stitching equipment. In 1994, Packaging had revenues of $130.2 million.

  Financial Results. The Company's net sales increased 10.5% to $752.6 million in 1994 from $681.3 million in 1993 and increased 22.2% to $206.9 million in the first quarter of 1995 from $169.3 million in the first quarter of 1994. Operating profit before goodwill write-down, restructuring charges, depreciation and amortization ("EBITDA") increased 18.5% to $81.5 million in 1994 from $68.8 million in 1993 and increased 33.3% to $24.0 million in the first quarter of 1995 from $18.0 million in the first quarter of 1994. EBITDA excludes a $34.2 million goodwill write-down in 1994 and restructuring charges of $5.6 million in 1993. The Company reported a net loss of $40.8 million for 1994 and a net loss of $26.0 million in 1993. Net income in the first quarter of 1995 was $0.4 million compared to a net loss of $2.6 million in the first quarter of 1994.

  The Offering. The Company is undertaking the Offering and entering into the Amended Credit Agreement to extend the maturities of a substantial portion of its long-term debt and to enhance the Company's financial flexibility by increasing its liquidity and modifying certain covenants applicable under the Credit Agreement. The Company will use the net proceeds of the Offering to repay approximately $72.7 million of term loans and approximately $23.3 million of revolving loans (the "Loan Repayments") under the Credit Agreement. As a result of the Offering and the revised amortization schedule under the Amended Credit Agreement, $195.3 million of indebtedness which would have matured in 1995 through 1998 under the Credit Agreement, including $171.4 million which would have matured in 1996 and 1997, will be extended to 1999 through 2001. The Amended Credit Agreement is subject to the negotiation, execution and delivery of definitive documentation. Accordingly, certain of the actual terms, conditions and covenants may differ from those described herein. See "Description of Certain Other Indebtedness--Amended Credit Agreement." The consummation of the Offering and the effectiveness of the Amended Credit Agreement are contingent upon each other.

  Prior Transactions. The Company's high debt level and interest costs are a result of a restructuring program implemented in 1989 pursuant to which the Company incurred obligations of $551.1 million, and paid a special cash dividend aggregating $458.8 million on the Company's common stock (the "1989 Restructuring Program"). In 1992, the Company completed a financing plan pursuant to which the Company raised additional equity capital and refinanced or revised the terms of certain of its outstanding indebtedness (the "1992 Financing"). In connection with the 1992 Financing, the Company issued common stock and preferred stock providing aggregate net proceeds of $80.9 million and issued $220 million of its Senior Subordinated Debentures due 2002 (the "Subordinated Debentures"). The net proceeds of the 1992 Financing were used to redeem the Company's $200 million increasing rate notes, to repay a portion of indebtedness under the Credit Agreement and for general corporate purposes.

                                  THE OFFERING

Securities Offered..........  $100,000,000 principal amount of   % Senior Notes
                              due 2001.

Maturity Date...............  November   , 2001.

Interest Payment Dates......  May    and November    of each year, commencing
                              November   , 1995.

Mandatory Redemption........  None.

Optional Redemption.........  Except as set forth below, the Senior Notes will not be redeemable by the Company prior to Novem-
                              ber   , 1998. Thereafter, the Senior Notes will
                              be redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. At any time, and from
                              time to time, prior to November   , 1998, the
                              Company may redeem up to 35% of the original principal amount of the Senior Notes with the proceeds of Equity Sales at a redemption price of
                                 % of the principal amount, plus accrued and
                              unpaid interest to the date of redemption.

Change of Control...........  Upon a Change of Control, the Company will be re-
                              quired to make an offer to repurchase all out-standing Senior Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. Due to the highly leveraged structure of the Company, the Company may not have sufficient funds or fi-nancing to repurchase the Senior Notes and sat-isfy other obligations (including secured obliga-tions under the Amended Credit Agreement) which may come due upon the occurrence of a Change of Control. See "Risk Factors--Change of Control" and "Description of Senior Notes."

Ranking.....................  The Senior Notes will be general unsecured obli-
                              gations of the Company and will rank senior in right of payment to all existing and future sub-ordinated indebtedness of the Company (including the Subordinated Debentures) and pari passu in right of payment with all other Senior Indebted-ness, including indebtedness under the Amended Credit Agreement. However, substantially all ex-isting Senior Indebtedness is (and obligations under the Amended Credit Agreement will be) se-cured by a pledge of substantially all of the as-sets of the Company and its subsidiaries. In ad-dition, as a result of the Company's holding com-pany structure, the Senior Notes will be effec-tively subordinated to all liabilities of the Company's subsidiaries, including liabilities to general creditors.

                              After giving effect to the Offering and the ap-plication of the net proceeds thereof, as of April 2, 1995, Senior Indebtedness (excluding the Senior Notes) would have aggregated approximately $131.6 million (including $108.6 million under the Amended Credit Agreement), substantially all of which is secured indebtedness, and the aggre-gate of all liabilities of the Company's subsidi-aries (excluding amounts included above in Senior Indebtedness) would have aggregated approximately $221.7 million. The maximum aggregate principal amount of borrowings which may be outstanding un-der the Amended Credit Agreement is $175.4 mil-lion. In addition, the Company may incur addi-tional Senior Indebtedness, including, under cer-tain circumstances, Senior Indebtedness that is secured.

Certain Covenants...........  The Indenture pursuant to which the Senior Notes will be issued (the "Indenture") will restrict, among other things, (i) the incurrence of addi-tional indebtedness by the Company and its sub-sidiaries, (ii) the payment of dividends or other distributions, (iii) the redemption of capital stock or subordinated indebtedness, (iv) certain transactions with affiliates, (v) the incurrence of liens, (vi) the use of proceeds from the dis-posal of assets and (vii) mergers, consolidations or the sale of all or substantially all of the assets of the Company.

Use of Proceeds.............  The net proceeds of the Offering, estimated to be
                              $96.0 million, will be used to make the Loan Re-payments. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial data of the Company for each of the fiscal years ended December 30, 1990, December 29, 1991, December 27, 1992, December 26, 1993 and December 25, 1994 and for the three months ended March 27, 1994 and April 2, 1995 and summary consolidated pro forma data for the year ended December 25, 1994 and the three months ended April 2, 1995 (giving effect to the Offering and the making of the Loan Repayments as if such transactions had occurred at the beginning of the year ended December 25, 1994 and, except as otherwise indicated, the three months ended April 2, 1995, respectively). The following financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                             THREE MONTHS ENDED
                                          FISCAL YEAR ENDED                                    (UNAUDITED)(8)
                          -----------------------------------------------------------------  ----------------------
                                                                                             MARCH 27,     APRIL 2,
                            1990          1991          1992          1993          1994       1994          1995
                                               (IN THOUSANDS, EXCEPT RATIOS)
OPERATING STATEMENT
 DATA:
Net sales from
 continuing operations..  $ 786,279     $ 714,742     $ 708,199     $ 681,330     $ 752,592  $ 169,336     $206,898
Restructuring charges
 and goodwill write-down
 (1)....................     13,482         3,344         2,523         5,611        34,174        --           --
Operating profit........     58,651        61,539        50,383        38,186        24,225     12,033       18,707
Net interest expense....     62,037        56,146        51,425        49,051        50,240     12,541       13,479
Provision for income
 taxes..................      8,536        10,530         9,040         6,542        10,888      1,988        3,489
Income (loss) from
continuing operations
 before minority
 interest, extraordinary
 loss and accounting
 changes................     (8,644)      (10,103)(6)   (10,566)      (22,766)(6)   (36,422)    (1,500)       1,810
Net income (loss) (1)...  $ (21,751)(5) $ (13,744)    $ (27,698)(7) $ (25,962)    $ (40,751) $  (2,589)(9) $    394
                          =========     =========     =========     =========     =========  =========     ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash and cash
 equivalents............  $  18,473     $  10,541     $  38,640     $  31,934     $  39,708  $  17,606     $ 22,473
Working capital.........     70,020        61,347        92,789        73,869        67,619     73,275       71,826
Total assets............    518,997       478,067       511,292       464,160       444,953    454,037      435,604
Total debt..............    494,615       471,441       450,801       443,135       442,451    442,150      447,594
Convertible Exchangeable
 Preferred Stock--
 Redeemable.............        --            --         39,155        39,155        39,155     39,155       39,155
Total shareholders'
 equity (deficit).......   (226,808)     (239,465)     (232,718)     (259,767)     (296,435)  (261,624)(9) (292,378)
OTHER DATA:
Capital expenditures....  $  14,249     $  13,472     $  24,588     $  14,540     $  15,485  $   3,675     $  3,051
                          =========     =========     =========     =========     =========  =========     ========
EBIT--Operating profit
 before restructuring
 charges and goodwill
 write-down (2).........  $  72,133     $  64,883     $  52,906     $  43,797     $  58,399  $  12,033     $ 18,707
Depreciation and
 amortization...........     27,146        25,324        27,535        25,040        23,102      5,987        5,322
                          ---------     ---------     ---------     ---------     ---------  ---------     --------
EBITDA (2)..............  $  99,279     $  90,207     $  80,441     $  68,837     $  81,501  $  18,020     $ 24,029
                          =========     =========     =========     =========     =========  =========     ========
Ratio of earnings from
 continuing operations
 to fixed charges (3)...        --            --            --            --            --         --          1.21
Ratio of EBITDA to net
 interest expense.......       1.60          1.61          1.56          1.40          1.62       1.44         1.78
Ratio of total debt to
 EBITDA.................       4.98          5.23          5.60          6.44          5.43       6.42(10)     5.11(10)

                                           FISCAL YEAR ENDED THREE MONTHS ENDED
                                           DECEMBER 25, 1994   APRIL 2, 1995
                                           ----------------- ------------------
                                              (IN THOUSANDS, EXCEPT RATIOS)
UNAUDITED PRO FORMA DATA (4):
Net interest expense......................      $53,939           $13,904
Net loss..................................      (44,450)              (31)
Ratio of earnings from continuing
 operations to fixed charges (3)..........          --               1.17
Ratio of EBITDA to net interest expense...         1.51              1.73
Ratio of total debt to EBITDA.............         5.48              5.16 (10)

--------
 (1) Reflects restructuring charges in 1990, 1991, 1992 and 1993 and a charge for goodwill write-down in 1994.
 (2) The Company has included information concerning EBIT and EBITDA because it believes that EBIT and EBITDA are used by certain investors as one measure of an issuer's historical ability to fund operations and meet its financial obligations and because EBIT and EBITDA are relevant to compliance with the covenants in the Credit Agreement and the Amended Credit Agreement. See "Description of Certain Other Indebtedness--Amended Credit Agreement." EBIT and EBITDA should not be considered by an investor as alternatives to, or more meaningful than, net income (loss) as indicators of the Company's results of operations or cash flows or as a measure of liquidity.
 (3) For purposes of determining the ratio of earnings from continuing operations to fixed charges, "earnings" includes pretax income from continuing operations adjusted for the minority interest in the pretax income of majority-owned subsidiaries and fixed charges. "Fixed charges" consists of interest on all indebtedness (which includes the interest component of capitalized leases) and amortization of deferred financing costs. Earnings were inadequate to cover fixed charges by deficiencies of $6.9 million, $5.0 million, $7.2 million, $21.6 million and $32.3 million in the fiscal years ended December 30, 1990, December 29, 1991, December 27, 1992, December 26, 1993 and December 25, 1994, respectively, and by a deficiency of $1.0 million for the three months ended March 27, 1994. On a pro forma basis, earnings were inadequate to cover fixed charges by a deficiency of $36.0 million in the fiscal year ended December 25, 1994.
 (4) Pro forma data includes the effects of (a) amortization of fees and expenses related to the Senior Notes and the Amended Credit Agreement, (b) elimination of the amortization of fees and expenses attributable to the loans under the Credit Agreement to be written off upon consummation of the Offering and (c) an increase in interest expense attributable to the Senior Notes.
 (5) Includes results of discontinued operations consisting of losses of $8.9 million.
 (6) Includes the effect of special non-operating charges of $6.0 million and $4.8 million in 1991 and 1993, respectively, relating to certain environmental matters.
 (7) Includes an extraordinary loss of $7.6 million on early extinguishment of debt, net of applicable income taxes, and charges related to changes in methods for accounting for income taxes and postretirement benefits totalling $6.1 million.

 (8) The first quarter of 1995 was a 14-week period, whereas the first quarter of 1994 was a 13-week period. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations for the First Quarter of 1994 and 1995."

 (9) Reflects a charge recorded in the fourth quarter of 1994, retroactive to the beginning of fiscal 1994, related to a change in method of accounting for postretirement benefits of $0.2 million.

(10) The ratio of total debt to EBITDA for these periods has been calculated using total debt at the end of the period divided by EBITDA for the four fiscal quarters ended at the end of such period. EBITDA for the four fiscal quarters ended March 27, 1994 and April 2, 1995 was $68.9 million and $87.5 million, respectively.

                             SUMMARY CAPITALIZATION

  The following table sets forth the summary consolidated capitalization of the Company at April 2, 1995 and as adjusted to give effect to the Offering and the Loan Repayments at such date. See "Capitalization."

                                   APRIL 2, 1995
                                    (UNAUDITED)
                               ----------------------
                                ACTUAL    AS ADJUSTED
                                  (IN THOUSANDS)
Long-term debt (including
 current maturities):
  Credit Agreement loans (1).. $ 204,580   $ 108,580
  Senior Notes................       --      100,000
  Subordinated Debentures.....   220,000     220,000
  Other.......................    23,014      23,014
                               ---------   ---------
    Total long-term debt (2)..   447,594     451,594
Convertible Exchangeable
 Preferred Stock--Redeemable..    39,155      39,155
Shareholders' equity
 (deficit)....................  (292,378)   (296,414)(3)
                               ---------   ---------
      Total capitalization.... $ 194,371   $ 194,335
                               =========   =========

--------
(1) Reflect amounts outstanding under the Credit Agreement (actual) and the Amended Credit Agreement (as adjusted).
(2) Includes current maturities of $30.5 million (actual) and $3.3 million (as adjusted).
(3) Reflects charges of $4.0 million relating to unamortized bank fees pertaining to the Loan Repayments. These amounts will be charged against results of operations during the fiscal quarter in which the Loan Repayments are made.

                                   LIQUIDITY

  The following table sets forth at April 2, 1995 the Company's consolidated cash position and amounts available to the Company under the Credit Agreement and as adjusted to give effect to the Offering, the Amended Credit Agreement and the Loan Repayments.

                                                               APRIL 2, 1995
                                                                (UNAUDITED)
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                               (IN THOUSANDS)
Cash and cash equivalents.................................. $ 22,473  $ 22,473
                                                            ========  ========
Total available commitment (1)............................. $239,164  $175,400
Total utilization (2)......................................  224,685   128,685
                                                            --------  --------
Amounts available (1)...................................... $ 14,479  $ 46,715
                                                            ========  ========

--------
(1) Amounts shown reflect the amounts effectively available at April 2, 1995 under the terms of the Credit Agreement (actual) and the Amended Credit Agreement (as adjusted) and include $5.8 million (actual and as adjusted) available only to pay certain potential environmental liabilities.
(2) Amounts include outstanding letters of credit of $20.1 million.

                             SCHEDULED AMORTIZATION

  In connection with the Offering and the Loan Repayments, the Company will repay a portion of the amounts outstanding under the Credit Agreement and enter into the Amended Credit Agreement. The Loan Repayments and the Amended Credit Agreement will extend the maturities of a substantial portion of the Company's long-term debt and enhance the Company's financial flexibility by increasing its liquidity and modifying certain covenants applicable under the Credit Agreement. See "Description of Certain Other Indebtedness--Amended Credit Agreement." After giving effect to the Offering, the application of the net proceeds thereof to make the Loan Repayments, and the revised amortization schedule under the Amended Credit Agreement, scheduled maturities of outstanding indebtedness (including obligations under the Amended Credit Agreement) are expected to be as follows:

                                                  SCHEDULED AMORTIZATION(2)
                                                         (UNAUDITED)
                                                  ----------------------------
                                                    ACTUAL      AS ADJUSTED
                                                        (IN THOUSANDS)
      FISCAL YEAR ENDED
      1995(1).................................... $     24,633  $      8,539
      1996.......................................       89,188         4,277
      1997.......................................       90,773         3,948
      1998.......................................       11,544         4,044
      1999.......................................        4,096       103,426(3)
      2000.......................................          200           200
      2001.......................................       50,300       150,300(4)
      2002.......................................      171,300       171,300(5)

--------
(1) Includes $5.8 million paid during the first quarter of 1995 under the terms of the Credit Agreement (actual and as adjusted) and excludes the Loan Repayments (as adjusted).

(2) Calculated based on borrowings and currency exchange rates at April 2, 1995.

(3) Includes $99.3 million maturing under the Amended Credit Agreement.

(4) Includes the $100.0 million of Senior Notes and $50.0 million due under the Subordinated Debentures.

(5) Includes $170.0 million of the Subordinated Debentures.

                                  RISK FACTORS

  Prospective investors should consider carefully the specific risk factors set forth below, as well as the other information set forth or incorporated by reference in this Prospectus, prior to purchasing the Senior Notes offered hereby.

HIGH LEVERAGE

  The Company is highly leveraged. At April 2, 1995, the Company had approximately $447.6 million of indebtedness and shareholders' deficit of $292.4 million. Following consummation of the Offering and giving effect to the Loan Repayments, the Company will remain highly leveraged. Accordingly, (i) the Company will have significant interest expense and principal repayment obligations; (ii) the ability of the Company to satisfy its obligations (including its debt service requirements relating to the Senior Notes and the other indebtedness which will remain outstanding following consummation of the Offering) through 1998 and its ability to refinance its indebtedness maturing in 1999 through 2002 will depend on achieving satisfactory operating results, which will be subject to prevailing economic conditions and financial, business and other factors, many of which are beyond the control of the Company; (iii) the outstanding indebtedness and the deficit in shareholders' equity will limit the Company's ability to effect future financings, to make capital expenditures or acquisitions and to take advantage of other significant business opportunities that may arise, and may otherwise restrict corporate activities;
(iv) a portion of the Company's indebtedness will be subject to fluctuations in interest rates; and (v) the credit ratings, if any, on the Company's outstanding long-term debt are expected to remain below investment grade.

  High debt levels and interest costs incurred by the Company have had, and will continue to have, a substantial adverse effect on the Company's cash flows and results of operations. The Company reported a net loss of $40.8 million for the year ended December 25, 1994 (including a $34.2 million charge for goodwill write-down) and net income of $0.4 million for the three months ended April 2, 1995. The ratio of earnings to fixed charges for the three months ended April 2, 1995 was 1.21. Earnings for the years ended December 25, 1994 and December 26, 1993 were inadequate to cover fixed charges by deficiencies of $32.3 million and $21.6 million, respectively. Giving effect to the Offering and the Loan Repayments, on a pro forma basis, for the three months ended April 2, 1995, the ratio of earnings to fixed charges would have been 1.17 and, for the year ended December 25, 1994, earnings would have been inadequate to cover fixed charges by $36.0 million.

INABILITY TO REFINANCE OR REPAY INDEBTEDNESS AT MATURITY

  Following the Offering, the Company will have substantial indebtedness maturing in 1999 through 2002, including $99.3 million under the Amended Credit Agreement which will mature in 1999, $100.0 million under the Senior Notes which will mature in 2001, $50.0 million of Subordinated Debentures which will be payable in 2001 and $170.0 million of Subordinated Debentures which will mature in 2002. See "Prospectus Summary--Scheduled Amortization." After consummation of the Offering and the effectiveness of the Amended Credit Agreement, the Company believes that it will be able to meet its debt service requirements from operating cash flow through 1998. However, there can be no assurance that the Company will be able to do so. In addition, if the Company is unable to comply with the financial and operating covenants under the Amended Credit Agreement or otherwise defaults under the Amended Credit Agreement, it may need to refinance amounts borrowed thereunder prior to 1999. See "--Financial and Operating Restrictions; Financial Performance Requirements," "--Environmental Matters" and "Description of Certain Other Indebtedness--Amended Credit Agreement." The Company does not expect to be able to repay the indebtedness maturing in 1999 through 2002 from operating cash flows. Accordingly, the Company will need to refinance the indebtedness represented by the Amended Credit Agreement, the Senior Notes and the Subordinated Debentures. The Company may determine that it is necessary to include an equity offering as a component of any proposed refinancing. The Company's ability to refinance this indebtedness, including its ability to issue equity, will be dependent on its future operating results and cash flow from operations, which are in turn dependent upon a number of factors, including prevailing economic conditions and financial, business and other factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to refinance its indebtedness under the Amended Credit Agreement, the Senior Notes or the Subordinated Debentures at maturity. In addition, the Company's ability to meet its debt service requirements through 1998 and its ability to refinance this indebtedness could be adversely affected by the outcome of certain determinations relating to potential environmental and federal income tax liabilities. See "--Environmental Matters" and "--Federal Income Taxes." For a discussion of the possible consequences of an event of default under the Amended Credit Agreement, see "--Effective Subordination as a Result of Unsecured Status of Senior Notes."

IMPACT OF ECONOMIC CONDITIONS ON COMPANY'S PERFORMANCE

  The Company's operating results are, and will continue to be, highly dependent on the economic environments in which it operates. In recent periods, the U.S. economy has improved from earlier recessionary conditions; however, the economic climate in Europe deteriorated significantly during 1993 and recovered only partially in 1994. The Company's net sales in Europe represented 28% and 31% of consolidated net sales in 1994 and 1993, respectively. The Company's net sales outside of the U.S. represented approximately 42% of consolidated net sales in 1994. See Note 6 of Notes to Consolidated Financial Statements. There can be no assurance that the improvements in the economies in which the Company operates will continue or that any improvement will be of a magnitude sufficient to enable the Company to generate operating results and cash flow in sufficient amounts to meet its debt service requirements or to comply with the restrictive covenants under the Amended Credit Agreement.

FINANCIAL AND OPERATING RESTRICTIONS; FINANCIAL PERFORMANCE REQUIREMENTS

  The Amended Credit Agreement will contain numerous financial and operating covenants restricting the manner in which the business of the Company may be operated. The Company will be required under the Amended Credit Agreement to comply with specified financial performance and operating requirements or restrictions, including those relating to operating cash flow, net worth and capital expenditures. A description of the requirements or restrictions is set forth under the heading "Description of Certain Other Indebtedness--Amended Credit Agreement--Certain Covenants." The Company's results and cash flow from operations must improve over 1994 levels to meet these performance requirements. In addition, the Amended Credit Agreement, among other things, will require that all net cash proceeds from dispositions of assets of the Company out of the ordinary course of business and other cash infusions (including certain financing transactions) and the Company's excess cash flow annually on a consolidated basis (as defined in the Amended Credit Agreement) be applied to prepay debt outstanding under the Amended Credit Agreement.

  If the Company were unable to comply with any of the covenants under the Amended Credit Agreement, the Company could seek to renegotiate the Amended Credit Agreement or to refinance the loans outstanding under the Amended Credit Agreement. If the Company were unable to renegotiate the Amended Credit Agreement in a satisfactory manner or to refinance the loans, the Company could be in default under the Amended Credit Agreement. See "--Effective Subordination as a Result of Unsecured Status of Senior Notes" and "Description of Certain Other Indebtedness--Amended Credit Agreement."

  In addition, the Indenture will contain certain restrictive covenants limiting, among other things, the issuance of additional indebtedness and preferred stock by the Company and its subsidiaries, the payment by the Company of dividends or other distributions, the redemption of capital stock of the Company, transactions with affiliates, the use of proceeds from the disposal of assets, the incurrence of liens, and the merger, consolidation or sale of all or substantially all of the assets of the Company. See "Description of Senior Notes." The Indenture governing the Subordinated Debentures (the "Subordinated Debenture Indenture") also contains restrictive covenants which are substantially similar to those contained in the Indenture. See "Description of Certain Other Indebtedness--Subordinated Debentures."

  The ability of the Company to comply with such provisions in the Indenture, the Amended Credit Agreement and the Subordinated Debenture Indenture will depend on its future performance, which will be subject to prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. Although the Company expects that it will be able to comply with such provisions, there can be no assurance that it will be able to do so.

POTENTIAL ADVERSE EFFECTS OF FLUCTUATIONS IN FOREIGN CURRENCY

  The Company's net sales outside the U.S. represented approximately 42% of consolidated net sales in 1994. Substantially all of the Company's consolidated indebtedness and related interest expense has been incurred in U.S. dollars. The Company relies on transfers of funds from its foreign subsidiaries to provide a portion of the funds necessary to meet the Company's debt service obligations arising principally in the U.S. As a result, the Company is sensitive to foreign currency fluctuations. Fluctuations in currency exchange rates between the U.S. dollar and other currencies could have a material adverse effect on the Company's financial position, results of operations and cash flows. For example, if the dollar strengthens in relation to currencies in which the Company's sales are made, the Company's revenues would decline and cause a reduction in cash flows. Any significant strengthening of the dollar could affect the Company's ability to meet its debt service obligations through operating cash flows or to refinance its outstanding indebtedness. The Company is not hedged against these currency fluctuation risks.

EFFECTIVE SUBORDINATION AS A RESULT OF HOLDING COMPANY STRUCTURE

  The Company is a holding company which conducts all of its operations through its subsidiaries. The Company is the sole obligor on the Senior Notes. The Senior Notes are not guaranteed by any subsidiary of the Company.

  All of the Company's operating income is generated by its subsidiaries. The Company relies on dividends and other advances and transfers of funds from its subsidiaries to provide the funds necessary to meet the Company's debt service obligations, including payment of principal and interest on the indebtedness under the Amended Credit Agreement, the Senior Notes and the Subordinated Debentures. The ability of the Company's subsidiaries to pay such dividends and make such advances and transfers is subject to applicable state and non-U.S. laws. Claims of creditors of the Company's subsidiaries, including general creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of indebtedness of the Company, including holders of the Senior Notes. At April 2, 1995, the liabilities of the Company's subsidiaries aggregated approximately $307.7 million, including $86.0 million of indebtedness for borrowed money, substantially all of which is, to some extent, secured indebtedness. After giving effect to the Offering and the Loan Repayments, at April 2, 1995, the liabilities of the Company's subsidiaries would have aggregated approximately $293.0 million, including $71.3 million of indebtedness for borrowed money. The Indenture, the Amended Credit Agreement and the Subordinated Debenture Indenture permit the Company's subsidiaries to incur additional indebtedness in certain circumstances.

  Certain subsidiaries of the Company are borrowers under the Amended Credit Agreement and, as such, have pledged substantially all of their assets as security for their obligations under the Amended Credit Agreement. See "-- Effective Subordination as a Result of Unsecured Status of Senior Notes."

EFFECTIVE SUBORDINATION AS A RESULT OF UNSECURED STATUS OF SENIOR NOTES

  The Senior Notes will be general, unsecured obligations of the Company and will rank pari passu in right of payment to all other Senior Indebtedness, including the principal of and interest on and all other amounts due on or payable by the Company in connection with the Amended Credit Agreement (whether as primary obligor or as a guarantor of the obligations of the Subsidiary Borrowers and the ESOP Borrower (as defined) under the Amended Credit Agreement) and any indebtedness designated by the Company as Senior Indebtedness at the time of its incurrence. The Amended Credit Agreement and the Indenture limit, but do not prohibit, the incurrence of additional indebtedness which constitutes Senior Indebtedness.

  A default under the Amended Credit Agreement could cause indebtedness thereunder to be declared due and payable prior to maturity. Because of cross-acceleration provisions in the Indenture, a default under the Amended Credit Agreement or the Subordinated Debenture Indenture followed, in each case, by an acceleration of the indebtedness outstanding under such document, would constitute a default under the Indenture which in turn could lead to an acceleration of the Senior Notes. If the Company is unable to repay any such indebtedness when due, the holders of such indebtedness could proceed against the collateral, if any, securing such indebtedness. In the case of the Amended Credit Agreement, the collateral consists of substantially all of the assets of the Company and certain of its subsidiaries. If the indebtedness under the Amended Credit Agreement were to be accelerated, the proceeds of any sale of the collateral securing such indebtedness would be applied to payment of indebtedness owed under the Amended Credit Agreement prior to being applied to payment of the Company's general unsecured indebtedness (including the Senior Notes). In such an event, it is possible any amounts available to repay the other general unsecured indebtedness of the Company (including the Senior Notes) would be insignificant.

  In addition, by reason of the unsecured status of the Senior Notes, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or other winding-up of the Company, the lenders under the Amended Credit Agreement (the "Banks") will be entitled to be paid out of the proceeds of a sale of the Company's assets and the assets of certain of the Company's subsidiaries before payments to the holders of the Senior Notes and other general unsecured creditors. As a result, the remaining assets of the Company may be insufficient to pay the amounts due on the Senior Notes in the event of the Company's insolvency, bankruptcy or similar event. As of April 2, 1995, Senior Indebtedness aggregated approximately $227.6 million, including $204.6 million of secured obligations under the Credit Agreement. After giving effect to the Offering and the Loan Repayments, as of April 2, 1995, secured debt would have aggregated approximately $131.6 million (including $108.6 million under the Amended Credit Agreement). The maximum aggregate principal amount of borrowings which may be outstanding under the Amended Credit Agreement is $175.4 million. In addition, the Company may incur additional Senior Indebtedness, including under certain circumstances, Senior Indebtedness that is secured. See "Description of Senior Notes--Certain Covenants--Limitation on Liens" and "Description of Certain Other Indebtedness--Amended Credit Agreement."

FRAUDULENT CONVEYANCE AND OTHER CONCERNS

  Proceeds from the Offering will be used to refinance a portion of the indebtedness under the Credit Agreement. The indebtedness under the Credit Agreement was initially incurred in connection with the 1989 Restructuring Program. If in a lawsuit on behalf of an unpaid creditor of the Company or a representative of the creditors, a court were to find under applicable provisions of federal bankruptcy law and state fraudulent conveyance statutes that, pursuant to the incurrence of the indebtedness under the Credit Agreement in connection with the 1989 Restructuring Program, the Company (i) intended to hinder, delay or defraud any present or future creditor or (ii) received less than reasonably equivalent value in exchange for the debt incurred or the distribution made and (a) was insolvent, (b) was rendered insolvent by reason of the transaction, (c) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void certain of the indebtedness incurred under the Credit Agreement as a fraudulent transfer, conveyance or obligation. In addition, in such circumstances, the court also might, under fraudulent conveyance laws or other legal principles, permit the Senior Notes and prior payments thereon to be voided and permit such prior payments to be recovered from the holders of the Senior Notes, based on the use of the proceeds of the Offering to repay indebtedness under the Credit Agreement. Alternatively, in such event, claims of the holders of the Senior Notes could be subordinated to claims of other creditors of the Company.

CHANGE OF CONTROL

  In the event of a Change of Control (as defined in the Indenture, see "Description of Senior Notes--Certain Definitions"), the Company is required promptly to make an offer to purchase all Senior Notes then outstanding at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, as provided in the Indenture. Prior to the mailing of a notice to each holder of the Senior Notes of such an offer, the Company will be required in good faith (i) to seek to obtain any required consent under the Amended Credit Agreement so as to permit such purchase of the Senior Notes, or (ii) to attempt to repay all or a portion of the indebtedness under the Amended Credit Agreement to the extent necessary (including, if necessary, payment in full of such indebtedness and payment of any prepayment premiums, fees, expenses or penalties) to permit purchase of the Senior Notes without such consent. If such indebtedness is not then prepayable to such extent, the Company will be required to make an offer to those Banks under the Amended Credit Agreement from which consent is required and cannot be obtained to repay such indebtedness in full for an amount equal to the outstanding principal balance thereof and accrued interest to the date of repayment (and fees, expenses, penalties and premiums, if any) and to repay any Banks that accept such offer.

  Due to the highly leveraged structure of the Company, the Company may be unable to repurchase the Senior Notes upon the occurrence of a Change of Control. In addition, any such Change of Control would constitute an event of default under the Amended Credit Agreement with the result that the Banks could declare the loans under the Amended Credit Agreement to be immediately due and payable. Further, a Change of Control could trigger obligations by the Company to prepay or redeem the Subordinated Debentures and its Convertible Preferred Stock. In such events, the holders of all such obligations could seek to pursue various contractual and legal remedies against the Company. If the Company were unable to pay all amounts that would become due in respect of all such obligations in such circumstance, it could result in the bankruptcy, liquidation, reorganization, dissolution or other winding-up of the Company. The assets of the Company may be insufficient to pay the amounts due under the Amended Credit Agreement and the Senior Notes in such event. See "--Effective Subordination as a Result of Unsecured Status of the Senior Notes," "Description of Senior Notes--Change of Control," and "--Certain Definitions-- Change of Control." For a discussion of the Company's ability to incur additional indebtedness under the Indenture and the Amended Credit Agreement, see "Description of Senior Notes--Certain Covenants--Limitation on Consolidated Indebtedness."

ENVIRONMENTAL MATTERS

  The Company has incurred and will continue to incur expenses for environmental matters, including those arising from sites related to former operations of predecessors of the Company. Included among these sites is a Superfund site in Duluth, Minnesota, for which the Company has been identified as a potentially responsible party. In 1991, based on a review of its environmental matters involving nonoperating locations, the Company took a special charge of $6.0 million, of which $4.5 million was attributable to its estimate of potential costs related to the Duluth site. In 1993, the Company took additional special charges totalling $4.8 million to cover estimated liabilities for environmental matters at nonoperating sites, including a $3.9 million charge with respect to the Duluth site. The Duluth charge in 1993 reflected an increase in the Company's existing reserve to account for the Company's estimate of its share of the likely costs to complete remediation of certain contaminated soils at the site to standards consistent with the site's present industrial use, based on certain risk assessments and other assumptions, and to further investigate certain underwater sediments at the site for which the Company has been identified as the potentially responsible party. However, the Duluth charge did not attempt to account for potential costs of remediation of the contaminated soils based on alternative risk assessments or other assumptions, or to standards consistent with unrestricted use. Based on its most recent discussions with the Minnesota Pollution Control Agency (the "MPCA") staff, the Company believes that the required remediation of contaminated soils at the Duluth site will be consistent with its long-time industrial use. The costs of the alternatives for clean-up to industrial use standards believed to be most appropriate by the Company range from $3 million to $4 million. However, the Company has reviewed other remedial plans prepared on behalf of the Company for the contaminated soils which also contemplate the continued industrial use of the property but which could cost as much as $20 million. This higher amount is based upon certain risk assessments and other assumptions which the Company believes to be overly conservative. If remediation to an unrestricted use standard were required, the cost likely would be much higher than the amount accrued by the Company through April 2, 1995. The cost of the remedial alternative designed to meet unrestricted use standards most recently prepared for the Company was calculated to be approximately $38 million. The Company is currently in negotiations with the MPCA to arrive at an agreed-upon work plan for the remediation of the contaminated soils, but there can be no assurance that an agreement will be reached. Furthermore, absent further investigation and indication by government agencies, it is not known whether any remediation of the underwater sediments will be required or, if so, to what level. Therefore, the Duluth charges to date have not accounted for the costs of remediation of the underwater sediments. There can be no assurance that the Company will have available resources sufficient to pay any costs of remediation beyond those accrued for, including any costs relating to remediation of the underwater sediments.

  It will be an event of default under the Amended Credit Agreement if the Company makes cash payments with respect to the Duluth site, on a cumulative basis, beginning in fiscal year 1995, in amounts aggregating more than $5.0 million in fiscal year 1995, $10.0 million through fiscal year 1996, $15.0 million through fiscal year 1997 and $20.0 million thereafter. See "--Effective Subordination as a Result of Unsecured Status of Senior Notes."

  The Company is a defendant in two actions in federal district court seeking recoveries of amounts expended or anticipated by third parties in connection with the clean-up of alleged environmental contamination. The Company does not believe that either of these actions is likely to have a material adverse effect on its business, future results of operations, liquidity or consolidated financial condition. However, there can be no assurance that these matters will be resolved in accordance with the Company's expectations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Nonoperating Items" and Note 16 of Notes to Consolidated Financial Statements.

  As of April 2, 1995, the Company had accruals aggregating $5.9 million for environmental liabilities. While the Company believes that the Amended Credit Agreement will provide adequate liquidity to fund the amounts accrued, there can be no assurance that adequate liquidity would be available to the Company to fund any additional charges for environmental matters. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Nonoperating Items" and Note 15 of Notes to Consolidated Financial Statements.

FEDERAL INCOME TAXES

  The Company's federal income tax returns for the years 1988 through 1990 are in the process of examination. Resolution of tax years 1982 through 1984 is pending at the U.S. Tax Court following receipt in 1994 by the Company of a statutory notice of deficiency for these years of $17.0 million plus interest and penalties (which interest and penalties could substantially exceed the amount of the alleged deficiency). Resolution of tax years 1985 through 1987, which involve some of the issues raised regarding tax years 1982 through 1984 and other issues, is pending at the Appeals Division of the Internal Revenue Service. The Company believes that its positions with respect to contested matters for all outstanding periods are strong and that adequate provision in the financial statements has been made for the possible assessments of additional taxes and interest. The Company believes that the Amended Credit Agreement will provide adequate liquidity to fund the expected assessments arising from the examinations of tax years 1982 through 1990. However, there can be no assurance that federal income tax issues for the years 1982 through 1990 will be resolved in accordance with the Company's expectations.

LACK OF PUBLIC MARKET

  The Senior Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Senior Notes on any securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the Senior Notes, but they are not obligated to do so and may discontinue such market making at any time. Accordingly, no assurance can be given that an active public market will develop for the Senior Notes or as to the liquidity of any trading market which develops for the Senior Notes. If a trading market does not develop or is not maintained, holders of Senior Notes may experience difficulty in reselling the Senior Notes or may be unable to sell them at all. If a market for the Senior Notes develops, the Senior Notes may trade at a discount from their original issue price.

  The liquidity of and the market price for the Senior Notes can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Company, and other factors that generally influence the market prices of securities, including in particular, fluctuations in the market for high yield securities. Such fluctuations in the high yield market may significantly affect liquidity and market prices for the Senior Notes, independent of the financial performance of and prospects for the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Senior Notes in the Offering are expected to be approximately $96.0 million, after deducting estimated expenses and underwriting discounts. The Company intends to use the net proceeds of the Offering to repay approximately $96.0 million of indebtedness under the Credit Agreement, including $72.7 million of term loans maturing on various dates from 1995 through 1998 and $23.3 million of revolving loans maturing in 1997, each bearing interest, at April 2, 1995, at rates ranging from 9.00% to 9.4375%.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company, as of April 2, 1995, and as adjusted to give effect to the Offering and the Loan Repayments on such date. See "Use of Proceeds" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                          APRIL 2, 1995
                                                           (UNAUDITED)
                                                      ----------------------
                                                       ACTUAL    AS ADJUSTED
                                                      ---------  -----------
                                                      (IN THOUSANDS, EXCEPT
                                                           SHARE DATA)
Long-term debt (including current maturities):
  Credit Agreement loans (1)......................... $ 204,580   $ 108,580
  Senior Notes.......................................       --      100,000
  Subordinated Debentures............................   220,000     220,000
  All other..........................................    23,014      23,014
                                                      ---------   ---------
    Total long-term debt (2).........................   447,594     451,594
Preferred Stock, 2,000,000 shares authorized:
  Convertible Exchangeable Preferred Stock--
   Redeemable, par value $1 per share, 40,000 shares
   issued and outstanding............................    39,155      39,155
Shareholders' equity (deficit):
  Common Stock, par value $1 per share, 100,000,000
   shares authorized; 23,228,695 shares issued and
   outstanding.......................................    23,229      23,229
  Non-Voting Common Stock, par value $1 per share,
   15,000,000 shares authorized; none issued and
   outstanding.......................................       --          --
  Additional paid-in capital.........................    13,504      13,504
  Cost of Common Stock held in treasury (412,500
   shares)...........................................    (9,625)     (9,625)
  Retained earnings (accumulated deficit)............  (293,571)   (297,607)(3)
  Unearned compensation..............................   (10,752)    (10,752)
  Accumulated foreign currency translation
   adjustments.......................................   (15,163)    (15,163)
                                                      ---------   ---------
      Total shareholders' equity (deficit)...........  (292,378)   (296,414)
                                                      ---------   ---------
      Total capitalization........................... $ 194,371   $ 194,335
                                                      =========   =========

--------
(1) Reflects amounts outstanding under the Credit Agreement (actual) and the Amended Credit Agreement (as adjusted).
(2) Includes current maturities of $30.5 million (actual) and $3.3 million (as adjusted).
(3) Reflects charges of $4.0 million relating to unamortized bank fees pertaining to the Loan Repayments. These amounts will be charged against results of operations during the fiscal quarter in which the Loan Repayments are made.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data of the Company for each of the fiscal years ended December 30, 1990, December 29, 1991, December 27, 1992, December 26, 1993 and December 25, 1994 and for the three months ended March 27, 1994 and April 2, 1995 and selected pro forma data for the year ended December 25, 1994 and the three months ended April 2, 1995 (giving effect to the Offering and the making of the Loan Repayments as if such transactions had occurred at the beginning of the year ended December 25, 1994 and, except as otherwise indicated, the three months ended April 2, 1995, respectively). The selected historical consolidated financial data for each of the five fiscal years are derived from the Company's Consolidated Financial Statements which have been audited by Price Waterhouse LLP. The information for the three months ended March 27, 1994 and April 2, 1995 has not been audited, but, in the opinion of management, includes all adjustments necessary for a fair presentation of the information shown. Results of operations for the three months ended April 2, 1995 are not necessarily indicative of results of operations for the entire 1995 fiscal year. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                          THREE MONTHS ENDED
                                          FISCAL YEAR ENDED                                 (UNAUDITED)(7)
                           -------------------------------------------------------------  ----------------------
                                                                                          MARCH 27,     APRIL 2,
                             1990          1991          1992       1993          1994      1994          1995
                                              (IN THOUSANDS, EXCEPT RATIOS)
OPERATING STATEMENT DATA:
Net sales from continuing
 operations..............  $ 786,279     $ 714,742     $ 708,199  $ 681,330     $752,592  $169,336      $206,898
Cost of products sold....    578,173       521,803       527,857    520,508      576,929   129,863       155,979
Selling and
 administrative expense..    135,973       128,056       127,436    117,025      117,264    27,440        32,212
Restructuring charges and
 goodwill write-down (1).     13,482         3,344         2,523      5,611       34,174       --            --
                           ---------     ---------     ---------  ---------     --------  --------      --------
Operating profit.........     58,651        61,539        50,383     38,186       24,225    12,033        18,707
Interest expense.........     65,671        58,654        54,284     50,906       51,609    12,818        13,950
Interest and dividend
 income..................     (4,534)(5)    (2,728)(5)    (2,859)    (1,855)      (1,369)     (277)         (471)
Nonoperating (income)
 expense.................     (2,378)        5,186 (6)       484      5,359 (6)     (481)     (996)          (71)
                           ---------     ---------     ---------  ---------     --------  --------      --------
Income (loss) from
 continuing operations
 before taxes on income,
 minority interest,
 extraordinary loss and
 accounting changes......       (108)          427        (1,526)   (16,224)     (25,534)      488         5,299
Provision for income
 taxes...................      8,536        10,530         9,040      6,542       10,888     1,988         3,489
                           ---------     ---------     ---------  ---------     --------  --------      --------
Income (loss) from
 continuing operations
 before minority
 interest, extraordinary
 loss and accounting
 changes.................     (8,644)      (10,103)      (10,566)   (22,766)     (36,422)   (1,500)        1,810
Minority interest in net
 income of subsidiaries..      4,199         3,641         3,424      3,196        4,135       895         1,416
                           ---------     ---------     ---------  ---------     --------  --------      --------
Income (loss) from
 continuing operations
 before extraordinary
 loss and accounting
 changes.................    (12,843)      (13,744)      (13,990)   (25,962)     (40,557)   (2,395)          394
Extraordinary loss on
 early extinguishment of
 debt (net of applicable
 income taxes)...........        --            --         (7,567)       --           --        --            --
Cumulative effect of
 changes in accounting
 principles..............        --            --         (6,141)       --          (194)     (194)(8)       --
                           ---------     ---------     ---------  ---------     --------  --------      --------
Income (loss) from
 continuing operations...    (12,843)      (13,744)      (27,698)   (25,962)     (40,751)   (2,589)          394
Income (loss) from
 discontinued
operations...............     (8,908)          --            --         --           --        --            --
                           ---------     ---------     ---------  ---------     --------  --------      --------
 Net income (loss).......  $ (21,751)    $ (13,744)    $ (27,698) $ (25,962)    $(40,751) $ (2,589)     $    394
                           =========     =========     =========  =========     ========  ========      ========

                                                                                 THREE MONTHS ENDED
                                          FISCAL YEAR ENDED                        (UNAUDITED)(7)
                          -----------------------------------------------------  -----------------------
                                                                                 MARCH 27,     APRIL 2,
                            1990       1991       1992       1993       1994       1994          1995
                                              (IN THOUSANDS, EXCEPT RATIOS)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash and cash
 equivalents............  $  18,473  $  10,541  $  38,640  $  31,934  $  39,708  $  17,606     $  22,473
Working capital.........     70,020     61,347     92,789     73,869     67,619     73,275        71,826
Total assets............    518,997    478,067    511,292    464,160    444,953    454,037       435,604
Total debt..............    494,615    471,441    450,801    443,135    442,451    442,150       447,594
Convertible Exchangeable
 Preferred Stock--
 Redeemable.............        --         --      39,155     39,155     39,155     39,155        39,155
Total shareholders'
 equity (deficit).......   (226,808)  (239,465)  (232,718)  (259,767)  (296,435)  (261,624)(8)  (292,378)
OTHER DATA:
Capital expenditures....  $  14,249  $  13,472  $  24,588  $  14,540  $  15,485  $   3,675     $   3,051
                          =========  =========  =========  =========  =========  =========     =========
EBIT--Operating profit
 before restructuring
 charges and goodwill
 write-down (2).........  $  72,133  $  64,883  $  52,906  $  43,797  $  58,399  $  12,033     $  18,707
Depreciation and
 amortization...........     27,146     25,324     27,535     25,040     23,102      5,987         5,322
                          ---------  ---------  ---------  ---------  ---------  ---------     ---------
EBITDA (2)..............  $  99,279  $  90,207  $  80,441  $  68,837  $  81,501  $  18,020     $  24,029
                          =========  =========  =========  =========  =========  =========     =========
Ratio of earnings from
 continuing operations
 to fixed charges (3)...        --         --         --         --         --         --           1.21
Ratio of EBITDA to net
 interest expense.......       1.60       1.61       1.56       1.40       1.62       1.44          1.78
Ratio of total debt to
 EBITDA.................       4.98       5.23       5.60       6.44       5.43       6.42 (9)      5.11 (9)

                                           FISCAL YEAR ENDED THREE MONTHS ENDED
                                           DECEMBER 25, 1994   APRIL 2, 1995
                                           ----------------- ------------------
                                              (IN THOUSANDS, EXCEPT RATIOS)
UNAUDITED PRO FORMA DATA (4):
Net interest expense......................      $53,939           $13,904
Net loss..................................      (44,450)              (31)
Ratio of earnings from continuing
 operations to fixed charges (3)..........          --               1.17
Ratio of EBITDA to net interest expense...         1.51              1.73
Ratio of total debt to EBITDA.............         5.48              5.16(9)

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

(1) Reflects restructuring charges in 1990, 1991, 1992 and 1993 and a charge for goodwill write-down in 1994.
(2) The Company has included information concerning EBIT and EBITDA because it believes that EBIT and EBITDA are used by certain investors as one measure of an issuer's historical ability to fund operations and meet its financial obligations and because EBIT and EBITDA are relevant to compliance with the covenants in the Credit Agreement and the Amended Credit Agreement. See "Description of Certain Other Indebtedness--Amended Credit Agreement." EBIT and EBITDA should not be considered by an investor as alternatives to, or more meaningful than, net income (loss) as indicators of the Company's results of operations or cash flows or as a measure of liquidity.
(3) For purposes of determining the ratio of earnings from continuing operations to fixed charges, "earnings" includes pretax income from continuing operations adjusted for the minority interest in the pretax income of majority-owned subsidiaries and fixed charges. "Fixed charges" consists of interest on all indebtedness (which includes the interest component of capitalized leases) and amortization of deferred financing costs. Earnings were inadequate to cover fixed charges by deficiencies of $6.9 million, $5.0 million, $7.2 million, $21.6 million and $32.3 million in the fiscal years ended December 30, 1990, December 29, 1991, December 27, 1992, December 26, 1993 and December 25, 1994, respectively, and by a deficiency of $1.0 million for the three months ended March 27, 1994. On a pro forma basis, earnings were inadequate to cover fixed charges by a deficiency of $36.0 million in the fiscal year ended December 25, 1994.
(4) Pro forma data includes the effects of (a) amortization of fees and expenses related to the Senior Notes and the Amended Credit Agreement, (b) elimination of the amortization of fees and expenses attributable to the loans under the Credit Agreement to be written off upon consummation of the Offering and (c) an increase in interest expense attributable to the Senior Notes.
(5) Includes $0.9 million and $0.2 million of dividend income for the fiscal years ended December 30, 1990 and December 29, 1991, respectively.
(6) Includes the effect of special non-operating charges of $6.0 million and $4.8 million in 1991 and 1993, respectively, relating to certain environmental matters.

(7) The first quarter of 1995 was a 14-week period, whereas the first quarter of 1994 was a 13-week period. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations for the First Quarter of 1994 and 1995."

(8) Reflects a charge recorded in the fourth quarter of 1994, retroactive to the beginning of fiscal 1994, related to a change in method of accounting for postretirement benefits.

(9) The ratio of total debt to EBITDA for these periods has been calculated using total debt at the end of the period divided by EBITDA for the four fiscal quarters ended at the end of such period. EBITDA for the four fiscal quarters ended March 27, 1994 and April 2, 1995 was $68.9 million and $87.5 million, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 1994 AND 1995

  Net sales increased 22% to $206.9 million in the first quarter of 1995 from $169.3 million in the first quarter of 1994, with improvements in both the Engineered Materials and Handling/Packaging Systems segments. The weakening of the U.S. dollar against most foreign currencies added $4.8 million to net sales compared with 1994. Higher sales volumes boosted operating profit by 55% to $18.7 million, compared with $12.0 million in the first quarter of 1994. Net income for the quarter was $0.4 million compared with a net loss of $2.6 million for the 1994 quarter. The first quarter of 1995 was a 14-week period, whereas the first quarter of 1994 was a 13-week period, which partially accounts for the higher sales, operating profit and interest costs.

FIRST QUARTER NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

                                  NET SALES                 OPERATING PROFIT
                         ---------------------------- ----------------------------
                              THREE MONTHS ENDED           THREE MONTHS ENDED
                                 (UNAUDITED)                  (UNAUDITED)
                         ---------------------------- ----------------------------
                         MARCH 27, 1994 APRIL 2, 1995 MARCH 27, 1994 APRIL 2, 1995
                                               (IN MILLIONS)
Engineered Materials
  Hoeganaes.............     $ 35.7        $ 48.1
  Chem-tronics..........       12.5          16.7
                             ------        ------
                               48.2          64.8         $ 7.8          $10.8
Handling/Packaging
 Systems
  Handling..............       91.6         105.9
  Packaging.............       29.5          36.2
                             ------        ------
                              121.1         142.1           5.5            8.2
                             ------        ------
Corporate Items.........                                   (1.3)          (0.3)
                                                          -----          -----
Total Net Sales.........     $169.3        $206.9
                             ======        ======
Total Operating Profit..                                  $12.0          $18.7
                                                          =====          =====

  Net sales of $64.8 million in the first quarter of 1995 in the Engineered Materials segment, which includes Hoeganaes (metal powders for manufacturing precision parts) and Chem-tronics (precision machined structures, complex fabrications and jet engine component repairs), were up 34% from $48.2 million in the first quarter of 1994. The increase was primarily due to increased tonnage of metal powders, along with higher selling prices at Hoeganaes and higher fabrication sales at Chem-tronics. For the first quarter of 1995, Hoeganaes' metal powder sales increased 34% compared with the first quarter of 1994, setting a quarterly record in terms of both tonnage and revenues, due to continued strong demand from the automotive industry. This increase reflects, in part, the continued increase in automotive usage of powder metal components. Chem-tronics' first quarter net sales increased 34% compared with the 1994 period due to higher commercial fabrication shipments.

  Operating profit for the Engineered Materials segment increased 38% in the first quarter of 1995. Operating profit at Hoeganaes increased 49% for the quarter, reflecting increased tonnage, higher selling prices and improved manufacturing performance. Operating profit for the quarter at Chem-tronics was down 37%. Excluding a one-time gain in the first quarter of 1994 from the settlement of a real estate matter, Chem-tronics' operating profit increased 54% in the 1995 period due to the higher volume of fabrication shipments and improved margins in the aviation repair business resulting from cost controls, increased productivity and a more favorable sales mix.

  Order backlog in the Engineered Materials segment was $172.6 million at the end of the first quarter of 1995, up from $80.6 million at the end of the first quarter of 1994. Hoeganaes' backlog, which is generally short-term, reached a record level, up 141% from the end of the first quarter of 1994, reflecting the continued strong demand from the automotive industry. Chem-tronics' backlog increased 101%, mainly due to new multi-year fabrication orders received during the latter part of 1994 and early 1995 for commercial, military and space applications. All orders for Engineered Materials at April 2, 1995 were believed to be firm, but approximately 32% of these orders are subject to renegotiation. Approximately 55% of these orders are expected to be delivered during 1995.

  Net sales in the Handling/Packaging Systems segment increased 17% to $142.1 million in the first quarter of 1995 from $121.1 million in the first quarter of 1994, with improvements at both Handling and Packaging. In the first quarter of 1995, Handling's net sales increased 10% (at the same exchange rates) from sales in the comparable 1994 period, due to higher sales in all locations. North American net sales increased 6%, European net sales rose 12% and net sales in the Asia Pacific region were up 20% from the year earlier period. Packaging's first quarter 1995 net sales increased 22% (at the same exchange rates) compared with the first quarter of 1994, with all operations reporting improved net sales.

  Operating profit for the Handling/Packaging Systems segment increased 50% in the first quarter of 1995 from the comparable 1994 period. Handling's operating profit in the first quarter of 1995 increased 26% (at the same exchange rates) compared with the first quarter of 1994. Operating profit in North America in the first quarter of 1995 increased 34% over the first quarter of 1994, as higher volume and improved rack selling prices were partially offset by higher steel costs. Handling's European operating profit declined 2% in the first quarter of 1995, despite higher sales in the U.K. and continental Europe due to lower margins and higher pension expense. Asia Pacific results improved over 1994 due to volume increases. Operating profit at Packaging increased 40% in the first quarter of 1995, due primarily to higher volume and increased selling prices for steel strap and machines in Canada and the U.K. LIFO inventory liquidation benefits of $0.8 million in the first quarter of 1995 compared with benefits of $0.5 million in the 1994 period.

  Order backlog in the Handling/Packaging Systems segment was $93.8 million at the end of the first quarter of 1995, up from $76.7 million (at the same exchange rates) at the end of the first quarter of 1994, due mainly to significantly higher backlog at the North American Handling operation. All orders at April 2, 1995 were believed to be firm and are expected to be delivered during 1995.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED 1992, 1993 AND 1994

  Net sales were $752.6 million, $681.3 million and $708.2 million, respectively, in 1994, 1993 and 1992. Net sales in the Engineered Materials segment were up $23.9 million in 1994 as shipments of metal powders reached record levels on the continued strength of North American auto and light truck production and the increased penetration by powder metallurgy in automotive applications. Handling/Packaging Systems' sales were up $47.4 million, primarily as a result of a robust market for material handling equipment in the U.S. and Asia Pacific markets, coupled with higher sales of strapping products in the U.S. and Canada. In 1993, in the Engineered Materials segment, improved North American auto and light truck production led to a $9.0 million increase in sales of metal powders by Hoeganaes which was offset by a $6.5 million decline in Chem-tronics' sales. Handling/Packaging Systems' sales declined in 1993 as increased U.S. sales of material handling equipment were more than offset by recessionary conditions in Continental Europe and the effects of a stronger U.S. dollar.

  Operating income was $24.2 million, $38.2 million and $50.4 million, respectively, in 1994, 1993 and 1992. In 1994, operating income declined $14.0 million from 1993, reflecting a $34.2 million charge to write down goodwill attributable to Chem-tronics' and Packaging's businesses. Excluding the goodwill charge in 1994 and the restructuring charges in 1993 and 1992, operating income was $58.4 million, $43.8 million and $52.9 million in 1994, 1993 and 1992, respectively. Based on a revised accounting policy for assessing the valuation of long-lived assets and updated long-term projections for these businesses as discussed in "--Long-Lived Assets" and in Note 2 of Notes to Consolidated Financial Statements, the Company determined that the goodwill related to Chem-tronics and Packaging was impaired. Record metal powder volume at Hoeganaes, record Handling volumes in the U.S. and Asia Pacific, and improved sales of packaging products primarily in the U.S. and Canada had a favorable effect on 1994 operating results. Restructuring charges of $5.6 million and $2.5 million reduced operating income in 1993 and 1992, respectively, as discussed in "--Restructuring Charges" and Note 3 of Notes to Consolidated Financial Statements. In 1993, operating income was $12.2 million lower than in 1992 reflecting the recessionary impact on volume and pricing in the Handling/Packaging Systems segment in Continental Europe, a restructuring charge of $5.6 million, lower shipments and weak conditions in the commercial aerospace industry and higher scrap steel costs in Hoeganaes. These declines were partially offset by higher domestic Handling profits.

  From 1992 to 1994, Hoeganaes' shipments of metal powders increased 24% due to growth in North American auto and light truck production and increased usage of metal powders in automotive parts. At Chem-tronics, reduced U.S. defense spending resulted in a decline in military sales of $3.8 million between 1992 and 1994. This decline in military fabrication sales was more than offset by a $6.0 million increase in sales for commercial fabrication. In 1994, repair sales were down $7.3 million from 1992 reflecting continued weak demand from the airline industry. In Handling/Packaging Systems, despite a decline in sales in 1993 in most markets, 1994 sales exceeded those of 1992 in all markets other than Continental Europe as demand for capital goods in most major economies improved.

  Cost of sales as a percentage of sales was 77%, 76% and 75%, respectively, in 1994, 1993 and 1992. The increase primarily reflects rising raw material costs which were not fully recovered through price increases and cost reductions. Although sales increased 10%, selling and administrative expenses in 1994 were held to 1993 levels. As a percentage of sales, selling and administrative expenses were 16% in 1994, 17% in 1993 and 18% in 1992.

  The following business segment commentary reflects the 1994 goodwill write-down and the 1993 and 1992 restructuring charges for each segment. However, the discussion of individual business unit results is presented before these charges and allocation of general corporate expenses. See Note 6 of Notes to Consolidated Financial Statements for further information on business segments.

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

                                          NET SALES        OPERATING PROFIT
                                     -------------------- --------------------
                                      1992   1993   1994  1992   1993    1994
                                                  (IN MILLIONS)
Engineered Materials
  Hoeganaes......................... $122.5 $131.5 $153.9
  Chem-tronics......................   67.5   61.0   62.5
                                     ------ ------ ------
                                      190.0  192.5  216.4 $29.6  $26.3  $ 32.3
  Goodwill Write-Down...............                        --     --    (13.2)
  Restructuring Charges.............                        --    (1.8)    --
                                     ------ ------ ------ -----  -----  ------
                                      190.0  192.5  216.4  29.6   24.5    19.1
Handling/Packaging Systems
  Handling..........................  395.3  366.7  406.0
  Packaging.........................  122.9  122.1  130.2
                                     ------ ------ ------
                                      518.2  488.8  536.2  24.0   19.1    28.1
  Goodwill Write-Down...............                        --     --    (21.0)
  Restructuring Charges.............                       (2.5)  (3.8)    --
                                     ------ ------ ------ -----  -----  ------
                                      518.2  488.8  536.2  21.5   15.3     7.1
                                     ------ ------ ------
Corporate Items.....................                       (0.7)  (1.6)   (2.0)
                                                          -----  -----  ------
Total Net Sales..................... $708.2 $681.3 $752.6
                                     ====== ====== ======
Total Operating Profit..............                      $50.4  $38.2  $ 24.2
                                                          =====  =====  ======

  Engineered Materials. Sales increased 12% in 1994 in the Engineered Materials segment reflecting record shipments of metal powders, which were up 17% from 1993, as a result of continued growth in North American auto and light truck production, increased penetration by powder metallurgy in automotive applications and higher selling prices. Chem-tronics' sales were up slightly as higher commercial fabrication shipments were substantially offset by lower repair and defense business.

  Chem-tronics' defense-related business represented approximately 33%, 39% and 36% of its sales in 1994, 1993 and 1992, respectively. Defense-related sales as a percent of the Company's consolidated sales were approximately 3% in each of the last three years. In anticipation of a long-term slowdown in military procurement, Chem-tronics has developed and executed a strategy of increasing its fabrication business' penetration of the commercial and space sectors. Although Chem-tronics has experienced a 71% increase in sales to the commercial sector from 1990 to 1994, margins in this area are generally lower than margins on military business, particularly in light of weak conditions in commercial aviation which have led to competitive pricing pressure. Weak demand in the airline industry also had a negative impact on repair volumes with sales declining 24% in 1994 after an 11% drop in 1993.

  Operating profit for the segment fell 22% in 1994 as a result of the write-down of goodwill as discussed in "--Long-Lived Assets" and in Note 2 of Notes to Consolidated Financial Statements. Excluding the effect of the goodwill charge and the $1.8 million restructuring charge in 1993, operating profit increased 23% over 1993. Hoeganaes' operating profit was up 20% primarily reflecting the record volume. Scrap steel costs increased 18% from 1993, about half of which was recovered with higher selling prices. Operating profit was up 27% at Chem-tronics due to a one-time gain from settlement of a real estate matter (see "--Nonoperating Items") and slightly improved margins in the aviation repair business.

  In 1993, segment sales increased 1% over 1992. Metal powder shipments were up 8% in 1993 on higher North American automobile and light truck production. Chem-tronics' sales declined 10% in 1993 due to the slowdown in military procurement and the weak conditions in the airline industry.

  Operating profit for the segment fell 17% in 1993. Excluding the $1.8 million of restructuring charges, segment operating profit fell 11% in 1993. Hoeganaes' operating profit fell 3% despite the higher metal powder volume as higher scrap steel costs and other manufacturing costs more than offset the benefits of higher volume. Scrap steel costs increased 20% in 1993, only a small portion of which was recovered with higher selling prices. Chem-tronics' operating profit was 37% lower in 1993 than in 1992. In addition to the volume shortfall noted above, depressed conditions in the commercial aerospace and airline industries led to excess capacity resulting in increased price competition. Results in 1993 were also unfavorably affected by high initial costs related to the early production stages of new non-defense business.

  The Engineered Materials segment's order backlog at year-end 1994 was $148.4 million, double the year-end 1993 balance of $73.6 million. Hoeganaes' backlog, which is generally short-term in nature, was up 51% to a near record level. Chem-tronics' backlog increased 127% from unusually low levels in 1993 due mainly to new, multi-year fabrication orders received for commercial, military and space applications.

  Handling/Packaging Systems. Total segment sales in 1994 were up 10% above 1993. Handling sales increased 11% from the prior year. Demand for material handling products in the U.S. continued to be strong, resulting in record volumes, increased pricing and a 14% increase in sales. Strong Australian and Pacific Rim demand, together with sales of the newly acquired Hong Kong distributor, led to a 52% increase in Asia Pacific sales to record levels. European Handling sales were up slightly as improvements in the U.K. were offset by the effects of a slow economy in Continental Europe. Packaging sales were up 7% with higher sales in all locations, especially in Canada where, on a local currency basis, sales were up 13% on strong domestic and export demand.

  Segment operating profit fell 54% to $7.1 million due to the $21.0 million write-down of the goodwill related to the Packaging unit as discussed in "-- Long-Lived Assets" and in Note 2 of Notes to Consolidated Financial Statements. Excluding the effects of the goodwill write-down and the $3.8 million restructuring charge in 1993, operating profit was up 47%. U.S. Handling profits were up 43% reflecting the record volumes and better pricing which were partially offset by an 11% increase in steel costs. The improved volume at Handling Asia Pacific returned that unit to profitability and was a significant contributor to the increase in segment income.

  Operating profit for the European Handling business was up 18% as higher volume in the U.K. and cost savings throughout Europe were partially offset by lower volume and pricing in Continental Europe and higher steel costs in the U.K. Despite a decline in operating profit in the newspaper-related business, Packaging operating profit was up 25%, due primarily to higher strapping volume and selling price and LIFO inventory liquidation benefits in Canada and the U.K.

  In 1993, Handling/Packaging Systems' sales were down 6% from 1992. Domestic Handling sales were up 17% as the market for material handling equipment in the U.S. showed substantial improvement during the year. However, this increase was more than offset by a decline in Continental Europe and the unfavorable effects of the stronger dollar. Recessionary conditions in Continental Europe, especially Germany, resulted in lower volume and pricing levels, leading to a sales decline of 21% for the European Handling unit overall. Packaging sales fell by 1% during the year.

  Segment operating profit in 1993 was 29% below 1992. Handling profit fell 20%, as improved domestic volume and cost reduction efforts throughout the group were not enough to offset the recessionary impact of lower volume and pricing on the European operations and the effect of a stronger dollar. Packaging operating profit was 10% lower than the prior year as improved strapping and machine volume in North America was more than offset by lower stitching product volume and the effect of a stronger dollar.

  Handling/Packaging Systems ended 1994 with an order backlog of $93.1 million, up from $74.0 million at the end of 1993 (at the same exchange rates), due mainly to improved order rates at all Handling operations. Order intake at U.S. Handling reached a record level in 1994.

RESTRUCTURING CHARGES

  In 1993, the Company provided $5.6 million for restructuring costs related to: the exit from certain lines of businesses that were part of Handling North America; reorganization and downsizing of portions of the European Handling operation; and, in Chem-tronics' business, the abandonment of certain product lines which resulted in idled equipment and the provision for severance costs related to a downsizing of the Aviation Repair workforce. The $5.6 million consisted of $1.7 million in severance costs, $1.5 million of idled equipment written down to fair market value, $1.4 million of inventory related to the exited businesses and $1.0 million of other costs. Quantification of the effects of the restructuring on future operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and implemented to limit exposure to changing market dynamics. These restructuring activities are substantially complete and the remaining reserves are immaterial.

  In 1992, the Company recorded $2.5 million of additional costs related to unfavorable adjustments on assets held for sale as part of an asset sale program adopted as part of the 1989 Restructuring Program which modified its strategic operating plan. The modified strategic operating plan identified certain businesses and corporate assets to be disposed of and implemented significant corporate cost reductions. Most of the designated businesses were sold or shut down in 1990. The 1992 adjustment reflected the decline in value of two parcels of real estate held for sale, both of which were former Handling operations sites.

LONG-LIVED ASSETS

  Prior to the fourth quarter of 1994, impairment with respect to the Company's assets was determined by comparing the sum of the undiscounted projected future cash flows attributable to each business to the carrying value of the assets of that business. In the fourth quarter of 1994, the Company concluded that, in the light of its highly leveraged capital structure, a preferable accounting policy for analyzing the valuation of long-lived assets would be to reflect its cost of capital in computing the present value of the expected cash flows of its businesses. In addition, the long-term cash flow projections were updated to reflect current information. Applying this new policy to all of its long-lived assets, the Company determined that, with respect to Packaging's newspaper-related businesses and Chem-tronics, in light of the significant deterioration in business climates in the newspaper and aerospace industries over recent years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill component of those assets was deemed to be impaired. As a result, a charge of $34.2 million was taken for the write-down of goodwill established in connection with the acquisitions of Packaging's newspaper-related businesses and Chem-tronics. As of December 25, 1994, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets. The Company intends to continue to annually assess the carrying value of its long-lived assets using the analysis described above. See Note 2 of Notes to Consolidated Financial Statements.

INTEREST EXPENSE

  The Company has a highly leveraged capital structure with substantial net interest expense of $50.2 million, $49.1 million and $51.4 million in 1994, 1993 and 1992, respectively. In 1994, the increase in net interest expense was caused primarily by higher rates on amounts outstanding under the Credit Agreement. The decline in 1993 was largely the result of lower average outstanding borrowings. The Company has long-term interest rate agreements as required under the Credit Agreement, which effectively provided fixed rates of interest on 57% of the obligations thereunder at the end of 1994, all of which bore interest at floating rates.

NONOPERATING ITEMS

  The Company has certain income and expenses which are not related to its ongoing operations. In 1994, these items included a $1.1 million one-time gain for settlement of a real estate matter with a local transportation authority at Chem-tronics. In 1993, a charge of $4.8 million was recorded for anticipated costs for environmental matters as discussed below and in Note 15 of Notes to Consolidated Financial Statements. Ongoing postretirement expenses attributable to disposed or discontinued operations are also shown as nonoperating items.

  The Company has been identified as a potentially responsible party in connection with the investigation and remediation of a site in Duluth, Minnesota. Based on the Company's current estimates of its potential liabilities related to the site, the Company believes that this matter is unlikely to have a material adverse effect on the Company's liquidity, results of operations or consolidated financial condition. However, the Company's current estimate of its potential environmental liabilities at this site is subject to considerable uncertainty related to both the clean-up of certain contaminated soils at the site, as well as the possible remediation of certain underwater sediments. See "Risk Factors--Environmental Matters" and Note 15 of Notes to Consolidated Financial Statements.

  The Company is a defendant in an action in federal district court in Toledo, Ohio, in which the City of Toledo alleges various claims in connection with the alleged contamination of a 1.7 acre parcel of land (the "right-of-way") owned by the City of Toledo and an adjacent piece of land which formerly was the site of a coke plant and related by-products facilities. The City of Toledo is seeking an order compelling the defendants to perform a remedy of the right-of-way which it asserts would cost approximately $4.0 million. The Company believes the right-of-way could be remedied for much less, although remediation of the entire site, if it were required, could cost more. The Company also believes it is entitled to indemnification by one of the other defendants in the matter, Beazer Materials and Services Inc., under the terms of a 1978 sale agreement. The Company has brought an indemnification cross-claim against Beazer which may be decided on motions for summary judgment in 1995. See Note 16 of Notes to Consolidated Financial Statements.

  Hoeganaes is a defendant in a recently-filed action in federal district court in Trenton, New Jersey, brought by a subsidiary of Waste Management International Plc. The plaintiff is seeking to recover from Hoeganaes and numerous other defendants amounts expended or to be expended in the remediation of a broadly-defined Superfund site which encompasses a landfill formerly operated by the plaintiff and may also include the groundwater under Hoeganaes' Riverton, New Jersey facility. Based on its preliminary investigation, the Company does not believe that this matter will have a material adverse effect on its liquidity, results of operations or consolidated financial condition.

  In May 1994, the Company instituted an action seeking a declaratory judgment against and recoveries from insurers in connection with environmental claims under policies covering nearly 30 years. The parties are in discovery and trial is tentatively set for October 1996.

PROVISION FOR INCOME TAXES

  In 1993 and 1992, high levels of interest expense resulted in losses for U.S. federal tax purposes. Because most of the interest expense is borne in the United States at the parent company level, the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. Foreign taxes paid did not result in a benefit in the U.S. and, as a result, the Company had tax expense in 1994, 1993 and 1992, notwithstanding consolidated pretax losses in each of those years.

  In 1994, a small amount of domestic taxable income was generated as the write-down of goodwill in 1994 did not increase the deduction allowable for tax purposes. This taxable income was offset with the carryforward of prior year losses. The Company also provided additional amounts related to open federal tax returns for the years 1982 through 1990. In addition, in 1994 the Company had a small amount of income subject to Alternative Minimum Tax (AMT) in the U.S. because of certain restrictions on the amount of net operating loss that can be carried forward for purposes of calculating that tax.

  At the end of 1994, the Company's U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of tax years 1982 through 1984 is pending at the U.S. Tax Court following receipt in 1994 by the Company of a statutory notice of deficiency for these years of $17.0 million plus interest and penalties. Resolution of tax years 1985 through 1987 is pending at the Appeals Division of the Internal Revenue Service. The Company believes that its positions with respect to the contested matters for these years are strong, and that adequate provision has been made for the possible assessments of additional taxes and interest. However, there can be no assurance that federal income tax issues for the years 1982 through 1990 will be resolved in accordance with the Company's expectations or, alternatively, that these issues could be settled for either more or less than what has been provided by the Company.

  In 1992, the Company adopted a new method of accounting for income taxes. See "--Cumulative Effect of Accounting Changes" and Note 4 of Notes to Consolidated Financial Statements.

EXTRAORDINARY LOSS

  In 1992, as part of the 1992 Financing, the Company redeemed its increasing rate notes and negotiated the Credit Agreement. These actions necessitated the write-off of related deferred debt issuance costs amounting to $7.6 million without any net tax benefit in 1992.

CUMULATIVE EFFECT OF ACCOUNTING CHANGES

  In 1992, the Company adopted the Financial Accounting Standards Board's Statements of Financial Accounting Standards ("FAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes." The Company's foreign operations adopted FAS No. 106 in 1994. The cumulative effects of these adoptions were recognized in 1992 and 1994, respectively, as of the beginning of the year. The adoption of FAS No. 106 resulted in a charge of $9.3 million (net of taxes) in 1992 and $0.2 million in 1994, while the adoption of FAS No. 109 resulted in a credit of $3.1 million. See Note 4 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flow. Cash used by operating activities was $19.1 million in the first quarter of 1995 compared to $10.1 million in the first quarter of 1994, as working capital required the use of $24.8 million in 1995 compared to $12.0 million in 1994. Working capital needs were significantly higher in the first quarter of 1995 due to the timing of interest payments and a lower level of payables.

  Cash provided by operating activities was $21.9 million and $8.0 million in the fiscal years 1994 and 1993, respectively, while operating activities used cash of $7.2 million in fiscal year 1992. Cash provided by operating activities was up in 1994 from 1993 primarily as a result of higher operating earnings before the $34.2 million goodwill charge which did not affect cash. Working capital needs were $6.5 million in 1994 compared to an inflow of $5.8 million in 1993 which resulted from the decline in net sales in 1993. In 1994, other operating adjustments reflect the movement of certain expected tax liabilities from current to long-term. Excluding debt issuance costs related to the 1992 Financing, cash inflows provided by operating activities were $4.8 million in 1992.

  Cash used by investing activities was $3.0 million in the first quarter of 1995 compared to $3.5 million in the first quarter of 1994, primarily due to lower capital expenditures, which were $3.1 million during the first quarter of 1995 compared to $3.7 million during the prior year period. The Company anticipates that 1995 capital spending will be approximately $20.0 million. Capital expenditures were $15.5 million, $14.5 million and $24.6 million in fiscal years 1994, 1993 and 1992, respectively, including capital expenditures for expansion projects totalling $4.1 million, $6.1 million and $8.8 million, respectively, in 1994, 1993 and 1992. Expansion spending in 1994 and 1993 included the addition of two annealing furnaces to expand capacity at the Hoeganaes operation and, in 1993, a new production line for polyester strapping at Packaging. Expansion spending in 1992 included the implementation of advanced manufacturing techniques to further enhance the quality of Hoeganaes' atomized metal powders and the establishment of Chem-tronics' new Tulsa facility for repair of jet engine fan blades. Management believes that capital expenditures have been adequate to properly maintain the Company's businesses and provide for anticipated growth opportunities.

  Cash provided by financing activities was $5.6 million in the first quarter of 1995, mainly due to borrowings under the Credit Agreement. Cash provided by financing activities was $0.7 million in fiscal year 1994 and $67.5 million in 1992. The 1992 cash provided by financing activities resulted from implementation of the 1992 Financing. The cash used by financing activities of $1.3 million in 1993 resulted primarily from scheduled amortization of long-term debt.

  Capital Resources. The Company's total debt at the end of the first quarter of 1995 was $447.6 million, up $5.1 million from December 25, 1994. The year-end 1994 total debt was down $0.7 million from year-end 1993. Cash and cash equivalents totaled $22.5 million at the end of the first quarter of 1995, compared with $39.7 million at the end of 1994, reflecting increased working capital requirements. The total cash and cash equivalents at the end of 1994 was up $7.8 million from year-end 1993. Without giving effect to the Offering and the Amended Credit Agreement, during 1995 the Company will have long-term debt amortization requirements of $24.6 million, including $5.8 million of amortization payments under the Credit Agreement made in the first quarter of 1995. Based on current levels of performance, and the availability of additional revolver borrowings under the Credit Agreement, the Company believes that it will have adequate liquidity to meet its debt amortization and operating requirements in 1995. Under the Credit Agreement, the Company will be able to borrow under its revolving facility up to an additional $34.0 million over the amount of revolving indebtedness outstanding at April 2, 1995. However, outstanding revolver borrowings at the end of each of the Company's three remaining 1995 fiscal quarters will be limited to between $7.0 million and $19.0 million above the amount of revolving indebtedness at April 2, 1995. In addition, the Company will have up to $5.8 million of deferred term loan availability during the year for amounts that may be incurred in connection with certain environmental matters.

  In the first quarter of 1995, the Company completed an amendment of certain covenants under the Credit Agreement. Although there can be no assurances, based on current levels of performance, the Company believes it will be able to comply with all Credit Agreement covenants in 1995. In 1996, the Company has long-term debt amortization requirements of $88.8 million under the Credit Agreement and, potentially, significant payments related to tax matters (see "--Provision for Income Taxes") which it does not expect to be able to meet from operating cash flow.

  Giving effect to the Offering, the Loan Repayments and the Amended Credit Agreement, as of April 2, 1995, the Company would have had available credit facilities under the Amended Credit Agreement of $175.4 million, of which $46.7 million would have been unutilized, including $5.8 million available only to pay certain potential environmental liabilities. In addition, the Company would have had approximately $22.5 million of cash available for general corporate purposes. As a result of the Offering and the revised amortization schedule under the Amended Credit Agreement, $195.3 million of indebtedness which would have matured in 1995 through 1998 under the Credit Agreement, including $171.4 million which would have matured in 1996 and 1997, will be extended to 1999 through 2001. Assuming the consummation of the Offering and the effectiveness of the Amended Credit Agreement, the Company believes it will have sufficient liquidity through 1996 and expects that it will be able to meet all financial covenants under the Amended Credit Agreement. The consummation of the Offering and the effectiveness of the Amended Credit Agreement are contingent upon each other.

FOREIGN OPERATIONS

  The Company does business in a number of foreign countries, mainly through its Handling/Packaging Systems segment. The results of these operations are initially measured in local currencies, principally in British pounds, German marks, Canadian dollars and Australian dollars, and then translated into U.S. dollars at applicable exchange rates. The reported results of these operations are sensitive to changes in applicable foreign exchange rates which could have a material effect on the Company's results of operations. In the first quarter of 1995 and in fiscal 1994, the dollar was somewhat weaker against most currencies, which had a favorable impact on sales of $4.8 million and $5.2 million, respectively, but an insignificant impact on operating income in both periods. In 1993, the dollar was generally stronger against most European currencies than in 1992, resulting in a negative impact on sales of $35.7 million and on operating income of $2.4 million. Fluctuations in foreign currency exchange rates in 1992 had very little effect on sales and operating profit. See "Risk Factors--Potential Adverse Effects of Fluctuations in Foreign Currency." For additional information about the Company's operations by geographic area, see Note 6 of Notes to Consolidated Financial Statements.

EFFECTS OF INFLATION

  The impact of inflation on the Company in recent years has not been material, and it is not expected to have a significant effect in the foreseeable future.

                                    BUSINESS

GENERAL

  The Company is a multinational corporation engaged in the design, manufacture and sale or distribution of value-added metal and related products in the automotive, materials handling, packaging and aerospace industries. The Company's operations are divided into two segments: Engineered Materials and Handling/Packaging Systems. The Company's operations include:

  Engineered Materials

  . Hoeganaes, which produces ferrous metal powder used to manufacture precision parts; and

  . Chem-tronics, which manufactures precision jet engine components and repairs jet engine fan blades.

  Handling/Packaging Systems

  . Handling, which designs, manufactures and sells storage rack, shelving and related equipment; and

  . Packaging, which designs and sells machinery for applying strapping and stitching wire, and supplies strapping and stitching wire for use in these machines.

  The Company has leading market shares in all of its businesses and believes they enjoy a reputation for high quality products and superior customer service. The Company has implemented programs to reduce costs, improve productivity, improve customer service and support, and seek growth opportunities through geographic expansions and new product development. The Company expects that its leading market positions, together with its business initiatives, will enable it to continue to take advantage of U.S. economic trends and the economic improvements in other markets throughout the world.

  Although the Company's businesses are cyclical in nature, the Company's operating results have historically lagged behind improvements in the general economy, and its earnings downturns have also come later than those of the general economy. This is largely due to many of Handling's customers waiting to implement long-term capital projects until a recovery is well established. The Company expects this lagging relationship to continue.

  The Company expects its operating results to benefit from the recovery of the European economies, which accounted for approximately 28% of the Company's revenues in 1994. In addition, the Company anticipates that future results will be enhanced by certain positive trends in its businesses, including the increased use of powder metallurgy in the manufacture of automobile parts and Handling's continuing penetration of growing Pacific Rim markets.

HOEGANAES

  General. Hoeganaes is the North American market and technology leader in the production of ferrous (iron-based) metal powders. Ferrous metal powder is used by customers primarily to manufacture precision parts for automobiles, light trucks, farm and garden equipment, heavy construction equipment, hand tools and appliances. Precision parts produced using powdered metal technology have certain cost and design advantages over parts produced using conventional techniques such as forging, casting, stamping or machining, as they may be manufactured with less wasted raw material, lower labor costs and little or no additional machining.

  The automotive industry is the largest market for Hoeganaes' products. Average usage of ferrous metal powder per vehicle has increased from 18 pounds in 1986 to 30 pounds in 1994 due to new applications (for example, anti-lock brakes, connecting rods and bearing end caps) as well as increased demand for vehicles in the light truck category (including sport utility vehicles), which use greater amounts of ferrous metal powder per vehicle.

  Hoeganaes shipped record tonnage in 1994, as sales increased 17% to $153.9 million from $131.5 million in 1993, due mainly to continued strong demand from the automotive industry.

  Strategy. Hoeganaes' status as the North American market leader is based on its broad product range and new product development coupled with cost-efficient manufacturing processes producing a high quality metal powder. Hoeganaes' strategy is to commercially develop new powder metal products, manufacturing processes and applications, thereby promoting the increased use of powder metallurgy generally and establishing Hoeganaes as the sole source for its proprietary products. This strategy is based on the Company's ongoing research and development efforts, in which Hoeganaes representatives work closely with customers to advance the performance characteristics achievable through powder metallurgy.

  Markets. The North American market for ferrous metal powders can be divided into two segments: structural parts (metal powder to be compressed into solid parts) and non-structured applications (powders principally used in welding, chemicals and photocopying).

  Uses for structural parts comprise an estimated 80% of the North American market for ferrous metal powders. Approximately 65% of Hoeganaes' sales are for automotive applications, which include components for transmissions, engines and suspension systems. For automobile applications, Hoeganaes generally supplies metal powder to component manufacturers as opposed to directly supplying vehicle manufacturers.

  The non-structural market for ferrous metal powders generally consists of applications in welding, chemicals, friction applications such as brake pads and linings, and for use as a carrier agent for photocopier toner. Ferrous metal powders are also used by pharmaceutical companies as catalysts in blood thinning agents and for use in nutritional iron supplements.

  Customers. Although approximately 65% of Hoeganaes' product shipments are ultimately used in automobiles and other light vehicles, Hoeganaes' customers generally are not the auto manufacturers, but rather intermediary parts fabricators. In recent years, there has been increasing consolidation among the powder metal parts manufacturers; however, no single customer accounted for more than 2% of the Company's net sales in 1994. Sales are made by Hoeganaes' direct sales force.

  Products. The Company believes that Hoeganaes currently has the broadest product line of all ferrous metal powder producers. It is also a leader in the research and development of advanced proprietary powders and processes. Hoeganaes' patented ANCORBOND(R) and ANCORDENSE(TM) blend technologies, for example, allow the formulation of press-ready mixes that result in more consistent metallurgical properties in finished parts with increased part strength and density while also increasing press productivity for parts fabricators.

  To achieve specific performance objectives, powder metal parts producers require steel powder mixed with various alloying constituents such as copper, nickel or graphite plus other additives. In addition to producing conventional mixes, Hoeganaes offers customers the unique advantages of ANCORBOND premixes produced with a proprietary mixing process. With ANCORBOND premixes, additives are bonded directly to the steel particles, resulting in more consistent metallurgical properties and improved manufacturing productivity.

  Based on its ANCORBOND premix technology, in 1994 Hoeganaes introduced the new, patented ANCORDENSE process that maintains its technological leadership and will lead to new parts applications. The ANCORDENSE process uses heat throughout the part-forming operation. The combination of special, bonded premixed powders and warm compaction enables fabricators to produce parts with properties that previously could be obtained only through more expensive processes. Several pilot parts programs using the ANCORDENSE process are currently under way.

  Production. Hoeganaes has two basic production processes. The first process is atomizing, which converts selected scrap steel into powders through the use of an electric furnace steel making and water atomization system. Hoeganaes has the two largest atomizing plants in North America. The second process is direct reduction which converts high purity iron ore into a unique, highly porous metal powder. Hoeganaes has the only direct reduction process facility in North America. Hoeganaes also formulates these powders into press-ready mixes for its customers. In 1994, Hoeganaes added annealing capacity at both of its atomizing plants.

  Minority Interest. The Company owns 80% of the capital stock of Hoeganaes. The remaining 20% is owned by Hoganas AB, a Swedish corporation. Agreements between the owners of Hoeganaes define the structure of the Hoeganaes board of directors, grant to each party a right of first refusal with respect to a proposed sale of Hoeganaes stock and provide for technology exchanges and tax sharing arrangements.

CHEM-TRONICS

  General. Chem-tronics is a leading producer of lightweight, fabricated products for commercial and military aerospace applications, and also provides jet engine fan blade repair services. Chem-tronics offers its customers a vertically integrated facility, thereby eliminating the need for numerous subcontractors for a single component. Chem-tronics' principal products are sold directly to engine manufacturers under arrangements which generally establish Chem-tronics as the sole source of supply.

  Chem-tronics' sales increased 2.5% in 1994 to $62.5 million from $61.0 million in 1993, primarily on the strength of increased fabrication sales for commercial and space programs.

  Strategy. Responding to the decline of the defense industry, Chem-tronics' strategy during the 1990's has been to diversify and realign its fabrication business by reducing the dependence on a declining military business through expansion of the commercial and space segments. Commercial and space programs have substantially offset declining military business and represented 67% of Chem-tronics' sales in 1994, up from 22% in 1986. At the end of the first quarter of 1995, Chem-tronics had a backlog of over $100 million of fabrication orders, including significant multi-year agreements with General Electric, Pratt & Whitney, Rolls-Royce and Allison.

  Products and Customers. Chem-tronics' fabricated products include rings, cases and modules for large commercial aircraft jet engines, ducts for military jet engines, exhaust nozzles and structures for jet engines and space launch vehicles, and other complex fabrications for a variety of aerospace applications. The primary fabrication customers are the original equipment manufacturers ("OEMs") of jet aircraft and engines. The Company believes that its sales have benefitted, and will continue to benefit, from the trend toward outsourcing by OEMs.

  Production Processes. The primary processes used in the fabrication businesses are chemical milling, welding, forming, machining, non-destructive testing and inspection. Chem-tronics uses a patented Unistructure(R) technology, a chemical milling process which produces integral rib and skin structures that are both stiff and lightweight. Unistructure components have significant cost and performance advantages over other fabrication methods.

  Repair. In addition to its fabrication business, Chem-tronics provides comprehensive repair services for jet engine fan and compressor blades, discs and combustion liners. Repair services are sold directly and through sales agents. Repair customers include all major jet engine manufacturers, major domestic and international airlines and engine overhaul centers.

HANDLING

  General. Handling designs, manufactures and sells storage rack, shelving, conveyors and related equipment for use in warehouses, distribution centers, retail stores and for other storage applications. Handling also supplies equipment for retail display and office interiors.

  The Company believes Handling is the world's largest manufacturer of storage rack, with the largest market share in the U.S., the U.K., Belgium and Australia and the second largest market share in Germany. Its customers are primarily engaged in the retailing and wholesaling of food and consumer durables and non-durables and industrial products. Handling's rack systems are used in warehouse and distribution applications ranging from simple pallet storage to sophisticated warehouse systems and warehouse-type retail store environments.

  Handling's direct sales and distribution networks allow it to satisfy the needs of large customers and projects, as well as smaller, geographically distant customers. Handling's design capabilities and large manufacturing capacity enable it to undertake large scale projects for many of the largest retailers in the United States. In addition, its large size allows it to realize significant economies of scale in product development, design and manufacturing.

  Driven by stronger demand in North America, the U.K. and Australia, and expansion into the Asia Pacific market, Handling's 1994 sales increased 11% to $406.0 million from $366.7 million in 1993.

  Strategy. Handling's strategy is to enhance its position of market leadership by continuously improving product quality, manufacturing efficiency and customer service and support, while exploiting opportunities for geographic and new product growth. In 1994, the acquisition of a Hong Kong company expanded sales coverage in the rapidly growing Northeast Asia marketplace, and a sales office was established in the Czech Republic to continue development of the emerging eastern European market. Planned product introductions in 1995 include a direct-drive lineshaft conveyor, new pick-to-light interface and software products for order fulfillment applications, and a redesigned industrial shelving range. The new pick-to-light product is intended to further Handling's position in the growing area of paperless warehousing and distribution applications.

  Products. Handling's primary product is storage rack which is used for storing unit loads in distribution centers, warehouse facilities, retail stores and factory shipping and receiving departments. Storage rack can be assembled in a variety of configurations depending on individual customer needs. Handling offers a broad range of products, including products that allow for FIFO and LIFO storage and retrieval, for the storage of bulky, awkwardly shaped items (lumber, carpet rolls, furniture, etc.) and for the storage and retrieval of very heavy items.

  Handling also sells conveyors and conveyor systems which range from simple gravity conveyors to complex belt and chain powered conveyors. In Europe and Australia, Handling manufactures and sells angle and shelving and office storage equipment and, in Europe, partitioning for offices.

  Product Development, Design and Manufacturing. In addition to competing on the basis of cost and quality, Handling utilizes proprietary software, computer aided design applications and its in-house structural engineering staff to design the optimal solution for each customer's storage requirements. Furthermore, extensive technical training for its sales staff and for third-party distributors allows for a better assessment of customer needs. Handling's design software is also used to generate detailed bills of material which automatically specify the size, type and quantity of all components to be used in the project, streamlining the selling, design and manufacturing processes.

  Handling's facilities generally purchase steel coils and then form, finish and paint the steel for various storage applications. Steel comprises approximately 60% to 70% of production cost. Handling believes it is a low cost producer and continuing emphasis is placed on overhead and manufacturing cost control and the efficient utilization of raw materials.

  Sales and Distribution. The Company believes that Handling's domestic and international direct sales force and extensive distributor network give it a significant competitive advantage. Domestically, Handling is represented by a network of over 180 distributors and a direct sales force. In the U.K., Handling utilizes an independent distributor network, wholly-owned distribution centers and a direct sales force, while in Germany, Handling conducts its sales efforts exclusively through a direct sales force and wholly-owned distribution centers. Handling believes that its direct sales force allows it to satisfy the complex needs of large customers and applications, while its extensive distributor network allows it to reach smaller, geographically distant customers. Handling has pursued geographic expansion by purchasing a distributor in Hong Kong to improve sales coverage in the rapidly growing Northeast Asia marketplace and establishing a sales office in the Czech Republic. In Europe and Asia Pacific, Handling operates under the Dexion name, which is well recognized in those markets and provides Handling with certain marketing advantages.

PACKAGING

  General. The Company's Packaging business is one of the leading North American and European suppliers of steel and plastic strap and the machinery and tools to apply this strap. Packaging also manufactures and distributes wire and stitching equipment. Packaging's sales increased 7% to $130.2 million in 1994 compared with $122.1 million in 1993.

  Strategy. Packaging serves industries which are highly cyclical, and thus over recent years has concentrated on continually lowering fixed costs and improving production efficiencies to enable it to maintain profitability even during economic downturns. Its growth strategy is based on successfully anticipating and meeting the changing needs of its customers through product development.

  In the near-term, a key growth area for plastic strapping is the conversion of the fiber and lumber industries from steel to plastic strap. Packaging's research and development efforts have been focused on developing the high-strength polyester strap these applications require. In 1994, a large acrylic fibers plant in Alabama was successfully converted to polyester strap, and other customers are targeted for conversion. Also in 1994, the American Association of Railroads certified plastic strap for use by North American lumber mills for rail shipments.

  New products for 1995 include lower-cost plastic strapping machines and new inserter and overwrapper machines for the newspaper industry, new general purpose strapping machines, and a booklet maker for the graphic arts industry. Packaging also expects growth in 1995 from expanded export sales of both steel and plastic strap in continental Europe from sales offices established in France and Germany.

  Products and Customers. Packaging develops and markets solutions for companies of all sizes utilizing a "total systems sales" approach--providing the customer with engineering support, equipment and tools, strap, parts and service. The Company believes this approach gives it a competitive advantage.

  Plastic strap customers can choose from an equally broad line of machines, tools and polypropylene and polyester strap of various widths and strengths. Packaging specializes in newspaper strapping systems, with a complete line of strapping machines, overwrapping and underwrapping systems, turners and conveyors. Other large plastic strap customers include the textile, corrugated, graphics, can, bottle and distribution industries.

  Steel strap customers use zinc-coated and painted strap in the most demanding strapping applications, where tensile strength and resistance to breakage is essential, and apply it with Packaging's extensive line of manual, electric and pneumatic hand tools and automated strapping machinery. Packaging's largest steel strap customers are the lumber, steel, brick and concrete block industries.

  The largest customers of wire stitching products come from the graphic arts industry, where Packaging supplies patented stitching products for binding printed materials. Fruit and produce growers, corrugated box manufacturers and numerous other businesses use Packaging's stitching machines to assemble shipping containers.

  Production. For steel strapping, Packaging purchases raw materials in the form of steel coils which are then slit into bands. The bands are further slit into straps of various widths. The strap is then either zinc coated or painted in order to prevent rusting. Rust resistant strap is important for the lumber and brick industries where product is exposed to the elements.

  For non-metallic strapping, Packaging purchases raw materials in the form of pelletized or flake polyester and polypropylene which is often blended with recycled materials. Non-metallic strapping is manufactured through a continuous extrusion process. This material is then shaped and chilled, then reheated and stretched to the appropriate width and thickness and, finally, annealed, relaxed and either slit or embossed, cooled to minimize shrinkage and wound into coils.

  Market Share. The Company believes that the Canadian steel strapping unit generally has the largest market share in Canada. The Company also believes that the U.K. steel strapping unit has the second largest market share in its market and the U.K. non-metallic strapping and non-metallic machines units have leading market shares in certain areas. In the U.S., Packaging sells only plastic strapping and stitching products and is a leading supplier of these products.

  Sales, Distribution and Servicing. Packaging's direct sales force services clients in the U.S., the U.K. and Canada. In the U.S., Packaging also utilizes a network of over 350 distributors to service smaller customers. Within each sales force, product specialists are trained to service the needs of specific industries such as publishing or lumber. Due to the fact that most of Packaging's customers utilize its products for high volume applications, Packaging has an extensive field service organization to allow it to respond rapidly to customer service needs. The Company believes that its sales/distributor network and its field service capabilities give it significant advantages over smaller competitors.

CUSTOMERS; ORDER BACKLOGS

  Engineered Materials. Engineered Materials' products are sold to a number of customers, none of which individually purchased a significant portion of the segment's output in 1994. At April 2, 1995 and March 27, 1994, the backlog of orders for Engineered Materials was $172.6 million and $80.6 million, respectively. Hoeganaes' backlog, which is generally short-term in nature, was up 141% to a record level. Chem-tronics' backlog increased 101% mainly due to new multi-year fabrication orders received for commercial, military and space applications during the latter part of 1994 and early 1995. All orders for Engineered Materials at April 2, 1995 were believed to be firm, but approximately 32% of these orders are subject to renegotiation. Approximately 55% of these orders are expected to be delivered during 1995.

  Handling/Packaging Systems. Handling/Packaging Systems' products are sold to a substantial number of industrial customers, none of which individually purchased a significant portion of the segment's output in 1994. The backlog of orders for this segment at April 2, 1995 was $93.8 million compared with $76.7 million at March 27, 1994 (in each case applying foreign exchange rates at April 2, 1995), due mainly to significantly higher backlog at the North American Handling operation. All orders at April 2, 1995 were believed to be firm and are expected to be delivered during 1995.

COMPETITION

  Competition is vigorous in both of the Company's business segments. Factors normally affecting competitive conditions are product quality, technological development, price and service. The Company competes with a variety of other entities in each of its businesses.

RESEARCH AND DEVELOPMENT

  Research activities are directed towards developing primary products and processes. Expenditures on research activities by business segment were as follows:

                                                                  FISCAL YEAR
                                                                     ENDED
                                                                 --------------
                                                                 1992 1993 1994
                                                                 (IN MILLIONS)
      Engineered Materials...................................... $2.2 $2.1 $2.1
      Handling/Packaging Systems................................  0.6  1.1  1.3
                                                                 ---- ---- ----
        Total................................................... $2.8 $3.2 $3.4
                                                                 ==== ==== ====

  The Company believes that these amounts are adequate to maintain its competitive position in the businesses in which it operates.

PATENTS

  The Company holds domestic and foreign patents covering certain products and processes in both business segments. While these patents are considered important to the ability of the segments to compete, unpatented manufacturing expertise is considered equally important. Future profitability of these segments is therefore not considered dependent upon any one patent or group of related patents.

ENVIRONMENTAL MATTERS

  The Company's operations are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances, and as a result the Company is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters. In addition, the Company's future capital and operating expenditures will continue to be influenced by environmental laws and regulations; however, the Company does not believe these expenditures are likely to have a material adverse effect on its operating results or its ability to compete with other companies. In 1994, capital expenditures for environmental compliance were $0.6 million and the Company estimates that environmental capital spending in 1995 will be $1.4 million. In 1993, the Company incurred special nonoperating charges of $4.8 million to provide for estimated environmental liabilities in connection with certain sites not relating to its ongoing operations. See "Risk Factors--Environmental Matters," "Management's Discussion and Analysis of Results of Operations and Financial Condition--Nonoperating Items" and Note 15 of Notes to Consolidated Financial Statements.

RAW MATERIALS

  The Company's principal raw materials are steel and steel scrap which are purchased in the open market where no shortages are anticipated. The Company also purchases large extruded metal shapes and milled products that are available from a limited number of suppliers and high purity iron ore imported from a limited foreign source. The Company believes these sources are adequate to provide for the current and future needs of each of the Company's segments and believes that, if necessary, adequate substitute supplies and suppliers could be obtained without any material adverse effect on the Company's operations or operating results. The Company's conclusions as to availability and impact are based upon the Company's general knowledge of the markets for its raw materials, and its use of alternative sources from time to time.

EMPLOYEES

  At April 2, 1995, the Company employed a total of 4,450 persons, consisting of 1,968 salaried and 2,482 hourly employees. Of the hourly employees, 56% are represented by unions, with no single union representing a significant number of the hourly employees. A labor contract covering approximately 3% of hourly employees will expire on May 31, 1995, and a labor contract covering approximately 7% of hourly employees will expire on November 1, 1995. The Company is currently negotiating with respect to each of these contracts. While the Company believes that it will not experience difficulties in negotiating the renewal of these contracts, there can be no assurance that difficulties will not arise or that work stoppages will not occur.

LEGAL PROCEEDINGS

  The nature of the Company's business is such that it is regularly involved in legal proceedings incidental to its business. Neither the Company nor any of its subsidiaries is a party to any legal proceedings which are material within the meaning of regulations of the Commission presently in effect. See Notes 15 and 16 of Notes to Consolidated Financial Statements for information regarding certain legal proceedings.

PROPERTIES

  The following are the principal properties of the Company, listed by business unit:

                                                                              USABLE SPACE
 BUSINESS UNIT                      FUNCTION                    OWNED/LEASED  (SQUARE FEET)
HOEGANAES
 Riverton, NJ     Manufacture iron and steel metal powder      Owned             496,000
 Gallatin, TN     Manufacture steel metal powder               Owned             168,000
 Milton, PA       Bonding and blending metal powder, warehouse Owned             102,000
CHEM-TRONICS
 El Cajon, CA     Manufacture aerospace components and repair  Owned             230,000*
                  of jet engine fan blades                     Building owned     39,000
                                                               on leased land
 Tulsa, OK        Repair of jet engine fan blades              Leased             42,000
HANDLING
Handling North
 America
 Pontiac, IL      Manufacture storage rack and slotted angle   Owned             400,000*
 Sumter, SC       Manufacture storage rack                     Owned             250,000*
 Lodi, CA         Manufacture storage rack                     Owned             125,000*
 Shepherdsville,
 KY               Manufacture conveyors                        Owned             106,000*
Handling Europe
 Hemel
 Hempstead, U.K.  Manufacture storage rack, slotted angle,     Building owned    353,000
                  shelving and partitioning                    on leased land
 Laubach, Ger-
 many             Manufacture storage rack, slotted angle,     Owned             335,000
                  shelving, partitioning and conveyors
 Gainsborough,
 U.K.             Manufacture conveyors                        Building owned    103,000
                                                               on leased land
 Nivelles, Bel-
 gium             Manufacture storage rack and slotted angle   Owned             101,000
 Halle, Germany   Manufacture steelwork and conveyors          Owned              90,000
 Kilnhurst, U.K.  Manufacture storage rack                     Owned              89,000*
Handling Asia
 Pacific
 Blacktown, Aus-
 tralia           Manufacture storage rack, slotted angle,     Owned             135,000*
                  shelving and conveyors
 Wacol, Austra-
 lia              Manufacture shelving and wire products       Owned              30,000*
PACKAGING
 Scarborough,
 Canada           Manufacture steel strap, edgeboard,          Owned             135,000*
                  collated nails and strapping equipment
 Kilnhurst, U.K.  Manufacture steel strap, seals, tools and    Owned              97,000
                  machines
 Racine, WI       Manufacture stitching machines               Leased             70,000
 Fountain Inn,
 SC               Manufacture non-metallic strap               Owned              61,000*
 Hodgkins, IL     Machine preparation, warehouse               Leased             32,000
 Maidenhead,
 U.K.             Machine preparation, warehouse               Owned              22,000
 Strood, U.K.     Manufacturer over/under-wrappers             Leased              6,000
                  and conveyors

  The properties marked with an asterisk (*) are subject to mortgages pursuant to the Credit Agreement and will be subject to mortgages pursuant to the Amended Credit Agreement. In addition to the facilities described above, the Company owns two other warehouses and leases various warehouses and sales and administrative facilities. The Company believes that its manufacturing facilities are properly maintained and that productive capacity is adequate to meet the requirements of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the directors and certain executive officers of the Company. For purposes of this section, the term "Company" includes Interlake, Inc. and other predecessors of The Interlake Corporation.

NAME                                   POSITION AND OFFICE WITH THE COMPANY              AGE
W. Robert Reum..........  Director, Chairman of the Board,
                          President and Chief Executive Officer                           52
Craig A. Grant..........  Vice President--Human Resources                                 48
Stephen Gregory.........  Vice President--Finance, Treasurer and Chief Financial Officer  46
John P. Miller..........  Controller                                                      37
Stephen R. Smith........  Vice President, Secretary and General Counsel                   38
Robert J. Fulton........  President, Hoeganaes                                            52
John J. Greisch.........  President, Material Handling Group                              39
James Legler............  President, Chem-tronics                                         47
Robert A. Pedersen......  President, Interlake Packaging Corporation                      50
John A. Canning, Jr.....  Director                                                        50
James C. Cotting........  Director                                                        61
John E. Jones...........  Director                                                        60
Frederick C. Langenberg.  Director                                                        67
Quentin C. McKenna......  Director                                                        68
William G. Mitchell.....  Director                                                        64
Erwin E. Schulze........  Director                                                        70

  W. Robert Reum has served as Chairman of the Board of the Company since April 1991 and as President and Chief Executive Officer since January 1991. He also served as President and Chief Operating Officer from August 1989 to December 1990. He has been a Director of the Company since 1987 and is a member of the Executive Committee. He is also a director of Amsted Industries Incorporated and Duplex Products, Inc.

  Craig A. Grant has served as Vice President--Human Resources of the Company since May 1991. He served as a human resources executive of The Ceco Corporation, a manufacturer of building products and provider of concrete forming services for the construction industry, for more than five years prior to joining the Company, of which two were as Vice President--Human Resources.

  Stephen Gregory has served as Vice President--Finance, Treasurer and Chief Financial Officer of the Company since December 1994. From August 1994 to December 1994, he served as Vice President of the Company. For more than five years prior thereto, he served as President of the Material Handling Division of The Interlake Companies, Inc., a subsidiary of the Company.

  John P. Miller has served as Controller of the Company since April 1993. He served as Vice President--Finance of the Material Handling Division of The Interlake Companies, Inc. from October 1989 to April 1993.

  Stephen R. Smith has served as Vice President and General Counsel of the Company since January 1992, and as Secretary of the Company since January 1993. Prior thereto, he was Vice President--Law of the Company from September 1991 to December 1991 and was a partner in the law firm of Hopkins & Sutter, Chicago, Illinois, from prior to 1990 to September 1991.

  Robert J. Fulton has served as President of Hoeganaes since July 1994. He served as Chief Executive Officer of Micafil, Inc., a manufacturer of components for fractional electric motors, and as consultant to Sterling Stainless Tube-IIT Automotive, a manufacturer of stainless tubing, from 1992 to 1994. From 1990 to 1992, he served as Executive Vice President and Chief Operating Officer of Doehler Jarvis, a manufacturer of aluminum castings.

  John J. Greisch has served as President, Material Handling Group since December 1994. From February 1993 to December 1994, he served as Vice President--Finance, Treasurer and Chief Financial Officer of the Company, and from January to February 1993 he served as a Vice President of the Company. He served as Managing Director of Dexion Group plc, a subsidiary of the Company, from May 1991 to December 1992. He served as Managing Director of Dexion Limited from February 1990 to November 1992.

  James Legler has served as President of Chem-tronics since prior to 1990.

  Robert A. Pedersen has served as President of Interlake Packaging Corporation, one of the Company's Packaging subsidiaries, since prior to 1990.

  John A. Canning, Jr. has been a Director of the Company since 1993 and is a member of the Compensation and Finance Committees. Since 1993 he has served as the President of Madison Dearborn Partners, Inc., which is the manager of Madison Dearborn Capital Partners, L.P., a private equity investment fund. From prior to 1990 to January 1993, he was President of First Chicago Venture Capital and Executive Vice President of The First National Bank of Chicago. He also is a director of Bayou Steel Corporation, The Milnot Company, Tyco Toys, Inc., Chicago Capital Fund, Northwestern Memorial Corporation and Northwestern Memorial Management Corporation, and is a member of the board of trustees of Northwestern University and a member of the board of visitors of Duke University School of Law.

  James C. Cotting has been a Director of the Company since 1989 and is a member of the Compensation, Executive and Finance Committees. He has been Chairman and a director of Navistar International Corporation, a manufacturer of medium and heavy duty trucks, since prior to 1990. From 1987 until he retired in March 1995, he was Chief Executive Officer of Navistar International Corporation. He is a director of USG Corporation, Asarco Incorporated and MIM Holdings Limited and a member of the Board of Governors of the Chicago Stock Exchange. He is also a member of the Conference Board, a director of the National Association of Manufacturers, a director of Junior Achievement of Chicago and a trustee of the Adler Planetarium.

  John E. Jones has been a Director of the Company since 1988 and is a member of the Audit Review, Executive, Finance and Nominating Committees. He is Chairman of the Board, President, Chief Executive Officer and a director of CBI Industries, Inc., a manufacturer of industrial gases, provider of construction services and investor in oil transport and storage businesses. He has been an executive officer and a director of CBI since prior to 1990. He also is a director of Allied Products Corporation, Amsted Industries Incorporated, NICOR Inc. and Valmont Industries, Inc.

  Frederick C. Langenberg has been a Director of the Company since 1979 and is a member of the Audit Review, Executive, Finance and Nominating Committees. He was Chairman of the Board of the Company from 1983 until his retirement in 1991 and Chief Executive Officer of the Company from 1982 to 1991. He is also a director of Carpenter Technology Corporation, Peoples Energy Corporation and Dietrich Industries and a trustee of Piedmont College.

  Quentin C. McKenna has been a Director of the Company since 1986 and is a member of the Audit Review and Nominating Committees. He has been Chairman of the Board and a director of Kennametal, Inc., a manufacturer of metal cutting tools, machining systems and materials for applications requiring wear resistance, since prior to 1990. In 1991, he retired as Chief Executive Officer of Kennametal, Inc. He is also a past director of PNC Financial Corp. and its affiliate, Pittsburgh National Bank, and a past director of the Federal Reserve Bank of Cleveland.

  William G. Mitchell has been a Director of the Company since 1984 and is a member of the Audit Review, Compensation and Executive Committees. He retired as Vice Chairman and director of Centel Corporation, a communications and electric services company, in 1987. He was an executive officer and director of Centel for more than five years prior thereto. He is also a director of The Northern Trust Company, The Sherwin-Williams Company and Peoples Energy Corporation.

  Erwin E. Schulze has been a Director of the Company since 1981 and is a member of the Compensation, Executive and Finance Committees. He is Chairman of the Board of Governors of the Chicago Stock Exchange. He retired as Chairman of the Board, President and Chief Executive Officer and a director of The Ceco Corporation, a manufacturer of building products and provider of concrete forming services for the construction industry, in 1990. He had been an executive officer and director of Ceco for more than five years prior thereto. He is also a director of AAR Corporation.

                          DESCRIPTION OF SENIOR NOTES

  The Senior Notes will be issued pursuant to an indenture (the "Indenture"),
dated as of          , 1995, between the Company and Bank One, Columbus, N.A.,
as Trustee (the "Trustee"). The following summaries of certain provisions of the Senior Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Notes and the Indenture, including the definitions therein of certain terms (certain of which are summarized under "--Certain Definitions"). Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein. A form of the Indenture, including a form of the Senior Notes, is filed as an exhibit to the Registration Statement, of which this Prospectus is a part.

GENERAL

  The Senior Notes will be limited to $100,000,000 in principal amount which will mature on
November   , 2001. Interest on the Senior Notes will accrue from the date of original issuance at the annual rate shown on the front cover of this
Prospectus and will be payable semiannually on May    and November    of each
year, commencing November   , 1995, to holders of record on the immediately
preceding April    and October   . Interest on the Senior Notes will be
computed on the basis of a 360-day year of twelve 30-day months.

  The Senior Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company (including the Subordinated Debentures) and Pari Passu in right of payment with all other Senior Indebtedness, including indebtedness under the Amended Credit Agreement. However, substantially all existing Senior Indebtedness is (and obligations under the Amended Credit Agreement will be) secured by a pledge of substantially all of the assets of the Company and/or its subsidiaries. In addition, as a result of the Company's holding company structure, the Senior Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including liabilities to general creditors. After giving effect to the Offering and the Loan Repayments, as of April 2, 1995, Senior Indebtedness (excluding the Senior Notes) would have aggregated approximately $131.6 million, substantially all of which is secured indebtedness, and the aggregate of all liabilities of the Company's subsidiaries (excluding amounts included above in Senior Indebtedness) would have aggregated approximately $221.7 million.

OPTIONAL REDEMPTION

  Except as described in the following paragraph, the Senior Notes will not be
redeemable prior to November   , 1998. On and after November   , 1998 the
Senior Notes are redeemable in whole at any time and in part from time to time at the option of the Company upon not less than five or more than 30 days' notice in case of redemption in whole or upon not less than 30 or more than 60 days' notice in the case of redemption in part mailed to each Holder of Senior Notes to be redeemed at his address appearing in the Security Register, at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular

Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) if redeemed during the 12-month period beginning
November    of the years indicated.

                                                                      REDEMPTION
        YEAR                                                            PRICE
        1998.........................................................       %
        1999.........................................................
        2000.........................................................    100

  At any time, and from time to time, prior to November   , 1998 up to 35% of
the original aggregate principal amount of the Senior Notes may be redeemed at
the option of the Company at a redemption price of    % of the principal amount
thereof, plus accrued and unpaid interest to the date of redemption, out of the proceeds of one or more Equity Sales by the Company upon not less than 30 or more than 60 days' notice by mail.

CHANGE OF CONTROL

  In the event of a Change of Control, the Company shall promptly make an Offer to Purchase on the Purchase Date (as defined in the Indenture) all Senior Notes then Outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Purchase Date, as provided in the Indenture. The Company is required to mail a Notice of Change of Control to the Trustee and to mail a Notice of an Offer to Purchase to each Holder of record not less than 15 days prior to the Purchase Date. In the event of an Offer to Purchase, the Company will comply with any applicable rules under the Exchange Act, including Section 14(e) thereof and Rule 14e-1 thereunder, to the extent applicable. Prior to the mailing of a Notice, the Company will in good faith (i) seek to obtain any required consent under any Senior Credit Facility (as defined below under clause (b)(i) of "--Certain Covenants--Limitation on Consolidated Indebtedness") so as to permit such purchase of the Senior Notes or (ii) attempt to repay all or a portion of the Indebtedness under any Senior Credit Facility to the extent necessary (including, if necessary, payment in full of such Indebtedness and payment of any prepayment premiums, fees, expenses or penalties) to permit such purchase of the Senior Notes without such consent. If such Indebtedness is not then prepayable to such extent, the Company will be required to make an offer to those lenders under any Senior Credit Facility from which consent is required and cannot be obtained to repay such Indebtedness in full for an amount equal to the outstanding principal balance thereof and accrued interest to the date of repayment (and any fees, expenses, penalties and premiums) and will repay any Banks that accept such offer.

  As described below under "--Certain Definitions--Change of Control," one of the events which would constitute a Change of Control is "any sale, lease, exchange or other transfer . . . of all, or substantially all, of the assets of the Company." There is no established quantitative definition of "substantially all" of the assets of a corporation under applicable law. Accordingly, if the Company engaged in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of the assets and whether the Company was required to make an Offer to Purchase.

  Due to the highly leveraged structure of the Company, it is unlikely that the Company would be able to repurchase the Senior Notes upon the occurrence of a Change of Control. In addition, any such Change of Control would constitute an event of default under the Amended Credit Agreement with the result that the Banks could declare the loans under the Amended Credit Agreement (all of which are Pari Passu in right of payment to the Senior Notes and which are secured by a pledge of substantially all of the assets of the Company and/or its subsidiaries) to be immediately due and payable. Further, a Change of Control could trigger obligations by the Company to prepay or redeem the Subordinated Debentures or the Convertible Preferred Stock. In such events, the holders of all such obligations could seek to pursue various contractual and legal remedies against the Company. If the Company were unable to pay all amounts that would become due in respect of all such obligations in such circumstance, it could result in the bankruptcy, liquidation, reorganization, dissolution or other winding-up of the Company. The assets of the Company may be insufficient to pay the amounts due on the Senior Notes in such event.

CERTAIN COVENANTS

  Limitation on Consolidated Indebtedness. (a) So long as any of the Senior Notes are Outstanding, (1) the Company may not Incur and may not permit any Subsidiary to Incur any Indebtedness, including Acquisition Debt, and (2) may not permit any Subsidiary to issue any Preferred Stock, unless the Company's Consolidated Cash Flow Ratio for the four full consecutive fiscal quarters ending with the most recently completed fiscal quarter of the Company preceding the Incurrence of such Indebtedness or Acquisition Debt or the issuance of such Preferred Stock, calculated on a pro forma basis as if such Indebtedness or Acquisition Debt had been Incurred or such Preferred Stock had been issued at the beginning of such four full fiscal quarters, would be greater than 2.0 to 1.

  (b) Notwithstanding the foregoing paragraph, the Company or a Subsidiary may Incur the following Indebtedness, and a Subsidiary may issue the following Preferred Stock:

    (i) Indebtedness of the Company or any Subsidiary under or with respect to the Amended Credit Agreement or any similar senior credit facility or agreement, or both (each, a "Senior Credit Facility") in an aggregate principal amount outstanding at any one time not to exceed $200.0 million of Indebtedness, including any Indebtedness outstanding under any amendment, extension, restructuring, refunding or refinancing of amounts due, commitments or maturities under any Senior Credit Facility;

    (ii) Indebtedness evidenced by the Senior Notes;

    (iii) Indebtedness owed to the Company or a Controlled Subsidiary of the Company and Preferred Stock issued to and held by the Company or a Controlled Subsidiary of the Company, in each case only so long as owed to or held by the Company or a Controlled Subsidiary of the Company and, in the case of a Controlled Subsidiary, so long as the Company owns, directly or indirectly, a percentage of the Capital Stock, Voting Stock and other ownership interest of the Controlled Subsidiary which is equal to or greater than the percentage of such Capital Stock, Voting Stock or other ownership interest, respectively, owned by the Company, directly or indirectly, on the date of the Indenture;

    (iv) Indebtedness or Preferred Stock of any Subsidiary outstanding on the date of execution and delivery of the Indenture, less any amounts actually repaid in accordance with the scheduled amortization provisions under any such Indebtedness;

    (v) Indebtedness or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or redeem, any Outstanding Indebtedness or Preferred Stock of the Company or any of its Subsidiaries, including any extension, renewal or refinancing of any such Indebtedness or Preferred Stock, in an aggregate principal amount (or, if such new Indebtedness is issued at a price less than the principal amount thereof, with an original issue price) or liquidation preference not to exceed the principal amount of Indebtedness or liquidation preference of Preferred Stock so exchanged or refinanced (plus accrued interest and accrued dividends, as the case may be, fees and expenses related to such exchange or refinancing and any premium payable pursuant to optional redemption provisions of such Outstanding Indebtedness or Preferred Stock to be exchanged or refinanced); provided that any Indebtedness exchanged for, or the proceeds of which are used to refinance, the Senior Notes or other Indebtedness of the Company which is Pari Passu or subordinated to the Senior Notes is only permitted (1) if, in case the Senior Notes are refinanced or exchanged in part, such Indebtedness expressly remains Pari Passu with or subordinate in right of payment to, as the case may be, the Senior Notes, (2) if, in case the Indebtedness to be exchanged or refinanced is subordinated to the Senior Notes, such Indebtedness is subordinate to the Senior Notes at least to the extent and in the manner that the

  Indebtedness to be exchanged or refinanced is subordinate to the Senior Notes and (3) if, in case the Senior Notes are exchanged or refinanced in part or the Indebtedness to be exchanged or refinanced is subordinated to the Senior Notes, no payments by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by the Company (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to a "change of control" covenant which is no more favorable to the holders of such Indebtedness than the provisions described above under "--Change of Control" and such Indebtedness provides that the Company will not repurchase such Indebtedness pursuant to such provisions prior to the Company's repurchase of the Senior Notes required to be repurchased by the Company pursuant to the provisions described above under "--Change of Control") at any time prior to the Stated Maturity of the Senior Notes; and, provided further that in no event may Indebtedness of the Company (other than Senior Indebtedness) be refinanced by means of Indebtedness of any Subsidiary of the Company pursuant to the provisions described in this clause (v) nor may the Company issue, pursuant to the provisions described in this clause (v), Preferred Stock which constitutes Redeemable Stock other than Redeemable Stock that is exchanged for, or the proceeds of which are used to refinance or redeem, any Outstanding Indebtedness of the Company or any of its Subsidiaries and that has no maturity (whether by way of sinking fund, mandatory redemption or otherwise) prior to the Stated Maturity of the Senior Notes or, if such Indebtedness to be so exchanged, refinanced or redeemed has a maturity prior to the Stated Maturity of the Senior Notes, the maturity or maturities are no earlier than the maturity or respective maturities of such Indebtedness to be so exchanged, refinanced or redeemed and the Redeemable Stock complies with the other provisions described in this clause (v) with respect to liquidation preference and subordination;

    (vi) Indebtedness secured by a Lien on real property or improvements thereon; provided that any Net Available Proceeds received by the Company or any Subsidiary as a result of the Incurrence of such Indebtedness are applied in the amount and otherwise in accordance with the provisions described below under "Limitation on Certain Asset Dispositions;"

    (vii) Indebtedness secured by a Lien on real property, which Indebtedness
  (a) constitutes all or a part of the purchase price of such property or (b) is Incurred prior to, at the time of or within 270 days after the acquisition of such property for the purpose of financing all or any part of the purchase price thereof and which otherwise is in accordance with the provisions described below under "Limitations on Liens;"

    (viii) Indebtedness in an aggregate principal amount not to exceed $70.0 million at any one time outstanding (exclusive of other permitted Indebtedness);

    (ix) Indebtedness under Currency Agreements entered into in the ordinary course of business and Indebtedness under Currency Agreements and Interest Rate Agreements relating to existing and future Indebtedness otherwise permitted under the Indenture; and

    (x) Indebtedness of the Company the proceeds of which are used to purchase shares of stock of (a) Hoeganaes pursuant to the right of first refusal set forth in the stockholders' agreement among the Company, Hoeganaes and Hoganas AB, the minority shareholder of Hoeganaes or (b) Dexion (North Asia) Ltd. pursuant to the right of first refusal set forth in the stockholders' agreement among the Company, Dexion (North Asia) Ltd. and the minority shareholder of Dexion (North Asia) Ltd.

  Limitation on Transactions with Stockholders and Affiliates. (a) So long as any of the Senior Notes are Outstanding, the Company may not, and may not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of property or the rendering of any service but excluding transactions between the Company and Controlled Subsidiaries of the Company or between Controlled Subsidiaries of the Company not otherwise prohibited by the Indenture) involving aggregate consideration in excess of $1.0 million not otherwise prohibited by the Indenture, with a Related Person or with any Affiliate of the Company; provided that this provision shall not be deemed to prohibit transactions made in good faith the terms of which are fair and reasonable to the Company or such Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a Related Person or Affiliate; provided, that any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's length basis with Persons who are not such a Related Person or Affiliate if such transaction is approved by a majority of the Company's Board of Directors (including a majority of the Company's independent directors, if any).

  (b) Notwithstanding the provisions described in clause (a) above to the contrary, transactions expressly contemplated by certain agreements with Hoeganaes or Dexion (North Asia) Ltd., respectively, are permitted, so long as the Company owns, directly or indirectly, the percentage of Capital Stock, Voting Stock and other ownership interest of Hoeganaes or Dexion (North Asia) Ltd., as the case may be, which is equal to or greater than the percentage of such Capital Stock, Voting Stock or other ownership interest, respectively, owned by the Company, directly or indirectly, as of the date of the Indenture.

  Limitation on Restricted Payments. The Company:

    (i) may not, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (including pursuant to a merger or consolidation of the Company, but excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock)),

    (ii) may not, and may not permit any Subsidiary of the Company, directly or indirectly, to purchase, redeem or otherwise acquire or retire for value
  (a) any Capital Stock of the Company or (b) any options, warrants or rights to acquire shares of Capital Stock of the Company or any Related Person of the Company,

    (iii) may not, and may not permit any Subsidiary of the Company to, make any loan, advance or capital contribution to or investment in, transfer any assets to or for the benefit of, assume any liability with respect to any obligations of, or make any payment on a guarantee of any obligation of any Affiliate or Related Person of the Company (other than (A) the Company or a Wholly Owned Subsidiary of the Company which was a Wholly Owned Subsidiary prior to, or becomes a Wholly Owned Subsidiary contemporaneously with, such loan, advance, contribution, investment or payment; provided that such loan, advance, contribution, investment or payment was not made or assumed in anticipation of such Person becoming a Wholly Owned Subsidiary of the Company and (B) Hoeganaes or Dexion (North Asia) Ltd., pursuant to certain existing agreements related to Hoeganaes or Dexion (North Asia) Ltd., respectively, so long as the Company owns, directly or indirectly, the percentage of Capital Stock, Voting Stock or other ownership interest of Hoeganaes or Dexion (North Asia) Ltd., as the case may be, which is equal to or greater than the percentage of such Capital Stock, Voting Stock or other ownership interest, respectively, owned by the Company, directly or indirectly, as of the date of the Indenture), and

    (iv) may not, and may not permit any Subsidiary of the Company to, redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Indebtedness of the Company which is subordinate in right of payment to the Senior Notes (other than (A) redemptions, defeasances, repurchases, retirements or acquisitions to the extent effected from the proceeds of Capital Stock of the Company or any Subsidiary of the Company issued subsequent to the date of this Indenture, including Redeemable Stock permitted to be issued pursuant to the provisions described above under clause (b)(v) of "Limitation on Consolidated Indebtedness," and (B) any extensions, refundings or refinancing of such Indebtedness so long as such extended, refunded or refinanced Indebtedness remains subordinate in right of payment to the Senior Notes pursuant to terms of subordination at least as favorable to the Holders of the Senior Notes as were contained in the Indebtedness which was so extended, refunded or refinanced and so long as such extended, refunded or refinanced Indebtedness has a maturity date on or after the maturity date of such Indebtedness prior to such extension, refunding or refinancing)

(the transactions described in clauses (i) through (iv) being referred to herein as "Restricted Payments"), if at the time thereof, or after giving effect thereto:

    (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing; or

    (2) the Consolidated Cash Flow Ratio of the Company for the four full fiscal quarters immediately preceding the date on which such Restricted Payment is made (after giving effect thereto, including the aggregate amount of all Restricted Payments made pursuant to the last paragraph of this section) will not be at least 2.5 to 1; provided that compliance with the provisions described in this clause (2) shall not be required with respect to the mandatory redemption of the Subordinated Debentures pursuant to the terms thereof; or

    (3) the aggregate amount of all Restricted Payments made (including any amounts made pursuant to the last paragraph of this section) from the date of the Indenture exceeds the sum (without duplication) of:

      (a) the aggregate of 50% of cumulative Consolidated Net Income of the Company (or, in the case Consolidated Net Income of the Company shall be negative for any fiscal year, less 100% of such deficit) accrued for the period (taken as one accounting period) commencing with the first full fiscal quarter after the date of the Indenture to and including the fiscal quarter ended immediately prior to the date of such calculation; and

      (b) 100% of (i) the aggregate net proceeds, including the fair value of property other than cash (determined in good faith by the Board of Directors as evidenced by a Board Resolution), received by the Company from any Person other than a Subsidiary of the Company from all issuances (including issuances of Capital Stock of the Company pursuant to the exercise of any warrants or other rights to acquire Capital Stock of the Company) after the date of the Indenture of Capital Stock of the Company (and, in the event the Company merges or consolidates with another corporation in a transaction in which the outstanding Common Stock of the Company prior to the transaction is canceled, the Consolidated Tangible Net Worth of such other corporation) and options, warrants or other rights to acquire Capital Stock of the Company (excluding for purposes of the provisions described in this clause (i) any issuance of Redeemable Stock by the Company) and (ii) the aggregate net proceeds, including the fair value of property other than cash (determined in good faith by the Board of Directors as evidenced by a Board Resolution), received by the Company from any Person other than a Subsidiary of the Company of Indebtedness of the Company or any of its Subsidiaries issued subsequent to the date of the Indenture which is converted into Capital Stock of the Company (other than Redeemable Stock) (excluding for purposes of the provisions described in this clause (ii) any issuance of Capital Stock upon the conversion of the Exchange Debentures).

  The foregoing provision will not be violated by reason of the payment of any dividend within 60 days after declaration thereof, if at the declaration date such payment would have complied with the foregoing provision.

  Notwithstanding the foregoing, the following shall not be prohibited:

    (a) payments required to be made in connection with stock appreciation rights with respect to the Capital Stock of the Company outstanding on the date of the Indenture;

    (b) the settlement of stock options with respect to the Capital Stock of the Company outstanding on the date of the Indenture in an aggregate amount not to exceed $2.5 million;

    (c) payments in connection with the redemption of shareholder rights in an aggregate amount not to exceed $1.0 million; or

    (d) purchases of the Subordinated Debentures pursuant to Section 1016 of the Subordinated Debenture Indenture governing purchases upon a change in control.

  In addition, notwithstanding the provisions described above under clauses (2) or (3) but subject to the provisions described above under clause (1), the Company may make Restricted Payments not to exceed $10.0 million.

  Limitation on Certain Asset Dispositions. (a) So long as any of the Senior Notes are Outstanding, the Company may not, and may not permit any Subsidiary of the Company to, make Asset Dispositions in one or more transactions in any fiscal year that result, together with (x) the proceeds received from any Indebtedness permitted by the provisions described above under clause (b)(vi) of "Limitation on Consolidated Indebtedness" and (y) Sale and Leaseback Transactions permitted by the provisions described below under "Limitation on Sale and Leaseback Transactions," in Net Available Proceeds in excess of $5.0 million in the aggregate in such fiscal year unless:

    (i) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Dispositions at least equal to the fair market value for the shares or assets disposed of (which shall be as determined in good faith by the Board of Directors),

    (ii) at least 75% of the consideration for such Asset Dispositions consists of cash; provided, however, that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes therein) of the Company or any Subsidiary that are assumed by the transferee of any such assets and (y) any notes, other obligations or other marketable securities received by the Company or any such Subsidiary from the transferee that are immediately converted by the Company or such Subsidiary into cash will be deemed to be cash for purposes of this provision; and provided, further, that the 75% limitation referred to above does not apply to any Asset Disposition in which the cash portion of the consideration received therefor is equal to or greater than what the net after-tax proceeds would have been had such Asset Disposition complied with such 75% limitation, and

    (iii) any applicable provisions of the Indenture described below under "--Mergers, Consolidations and Certain Sales of Assets" shall have been complied with.

  (b) The Company is required to apply 100% of the Net Available Proceeds (including the proceeds received from any Indebtedness permitted by the provisions described above under clause (b)(vi) of "Limitation on Consolidated Indebtedness" and Sale and Leaseback Transactions permitted by the provisions described below under "Limitation on Sale and Leaseback Transactions"), in excess of $5.0 million in the aggregate in any fiscal year from such Asset Dispositions (including from the sale of any marketable cash equivalents received therein): (A) first, within 90 days of receipt of such Net Available Proceeds, to repayment (in whole or in part) of the principal and/or interest on Senior Indebtedness then outstanding that is secured; (B) second, to the extent such Net Available Proceeds are not applied to the principal and/or interest on Senior Indebtedness that is secured as specified in clause (A), to pro rata (determined by reference to principal amount or accreted value, as the case may be) purchases of Outstanding Senior Notes and other Indebtedness ranking Pari Passu with the Senior Notes for which the Company is obligated to make an offer to purchase substantially similar to the Offer to Purchase required pursuant to this provision, pursuant to an Offer to Purchase at a purchase price equal to 100% of their principal amount, plus accrued interest to the Purchase Date (subject to the rights of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Purchase Date); and (C) third, to the extent of any remaining Net Available Proceeds following completion of the Offers to Purchase referred to in clause (B) above, to the repayment, within five Business Days of completion of such Offer to Purchase, of other Indebtedness which is Pari Passu with the Senior Notes but is not required to be purchased pursuant to an offer to purchase substantially similar to the Offer to Purchase required pursuant to this provision or, in lieu thereof, other Indebtedness of the Company or any Subsidiary, to the extent that the same may be repaid prior to maturity.

  (c) The Company has no obligation to apply the Net Available Proceeds pursuant to the provisions described above under clause (b) if the Company has a bona fide intent to reinvest the Net Available Proceeds from an Asset Disposition in another asset or business in the same or similar line of business as the Company or any of its Material Subsidiaries and the Net Available Proceeds are so reinvested within 180 days of receipt thereof.

  Limitation on Certain Restrictions Affecting Any Subsidiary. So long as any of the Senior Notes are Outstanding, the Company may not, and may not permit any of its Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Subsidiaries to (i) pay dividends or make any other distributions on such Subsidiary's Capital Stock to the Company or any of its Subsidiaries, (ii) pay any Indebtedness owed to the Company or any of its Subsidiaries, (iii) make loans or advances to the Company or any of its Subsidiaries, or (iv) transfer any of its property or assets to the Company or any of its Subsidiaries, other than restrictions on transfer contained in lease instruments Incurred in the ordinary course of business or assumed in connection with an acquisition of another Person; provided, however, that this covenant does not prohibit (a) any restrictions or encumbrances contained in any Senior Credit Facility; (b) any restrictions or encumbrances existing in the Indenture or under agreements in effect at the date of execution and delivery of the Indenture; (c) consensual encumbrances or restrictions binding upon any Person at the time such Person becomes a Subsidiary of the Company; provided that such encumbrances or restrictions were not Incurred in anticipation of such Person becoming a Subsidiary of the Company; (d) encumbrances or restrictions imposed by applicable law; or (e) subject to the terms of the provisions described above under "Limitation on Certain Asset Dispositions," restrictions with respect to a Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary.

  Limitation on Issuance of Shares of Subsidiaries. So long as any of the Senior Notes are Outstanding, the Company may not permit any Subsidiary of the Company to issue shares of Capital Stock or any other ownership interest to any Person other than to the Company or a Wholly Owned Subsidiary of the Company except to the extent, and subject to the conditions under which, the Company could have sold, transferred or otherwise disposed of such shares or other ownership interests in an Asset Disposition pursuant to the provisions described above under "Limitation on Certain Asset Dispositions" if they had first been issued to the Company or such Subsidiary; provided, however, that the foregoing limitation does not apply to (a) the issuance of shares of Capital Stock of a Subsidiary of the Company which is required in order to provide collateral security in certain jurisdictions outside the U.S. with respect to funds borrowed by certain non-U.S. Subsidiaries of the Company pursuant to the terms of any Senior Credit Facility, (b) the issuance of shares of Capital Stock or other ownership interests so long as immediately after such issuance the Company owns, directly or indirectly, a percentage of the Capital Stock, Voting Stock and other ownership interest of such Subsidiary which is equal to or greater than the percentage of such Capital Stock, Voting Stock or other ownership interest, respectively, owned by the Company, directly or indirectly, immediately prior to such issuance or (c) the issuance of directors' qualifying shares.

  Limitation on Sale and Leaseback Transactions. The Company may not, and may not permit any Subsidiary of the Company to, enter into any Sale and Leaseback Transaction (except for a period not exceeding 30 months) unless the Company or such Subsidiary applies or commits to apply within 180 days after the sale or transfer an amount equal to the Net Available Proceeds of the sale pursuant to the Sale and Leaseback Transaction in accordance with the provisions described above under "Limitation on Certain Asset Dispositions" as if such proceeds were received as a result of an Asset Disposition.

  Limitation on Liens. The Company may not Incur any Indebtedness which is secured, directly or indirectly, with a Lien on the property, assets or any income or profits therefrom of the Company or any of its Subsidiaries other than (i) Senior Indebtedness Incurred pursuant to any Senior Credit Facility or
(ii) Senior Indebtedness with respect to which such Lien is perfected at the time of the Incurrence of such Senior Indebtedness or substantially contemporaneously therewith, unless contemporaneously therewith or prior thereto the Senior Notes are equally and ratably secured, except for (a) any such Indebtedness secured by Liens on the assets of any entity existing at the time such assets are acquired by the Company of any of its Subsidiaries, whether by merger, consolidation, purchase of assets or otherwise; provided that such Liens (x) are not Incurred in contemplation of such assets being acquired by the Company or any of its Subsidiaries and (y) do not extend to any other property or assets of the Company or any of its Subsidiaries or (b) any other Indebtedness required to be equally and ratably secured as a result of the Incurrence of such

Indebtedness; provided that the provisions described in this paragraph shall not in any way affect the Incurrence by the Company of Indebtedness permitted pursuant to the provisions of the Indenture described above under clause (b)(i) of "Limitation on Consolidated Indebtedness" and the securing of such Indebtedness, directly or indirectly, with a Lien on the property, assets or any income or profits therefrom of the Company or any of its Subsidiaries.

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

  The Company (a) may not consolidate with or merge into any other Person; (b) may not permit any other Person to consolidate with or merge into the Company or any Subsidiary of the Company (in a transaction in which such Subsidiary remains a Subsidiary of the Company), except for transactions involving the consolidation or merger of a Wholly Owned Subsidiary of the Company with or into the Company or another Wholly Owned Subsidiary of the Company; and (c) may not, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety, unless in any such transaction:

    (1) immediately before and after giving effect to such transaction and treating any Indebtedness Incurred by the Company or a Subsidiary of the Company as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing;

    (2) in case the Company consolidates with or merges into another Person or directly or indirectly transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its properties and assets as an entirety, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by transfer, conveyance, sale, lease or other disposition all or substantially all the properties and assets of the Company as an entirety (a "Successor Company") is a corporation organized and validly existing under the laws of the U.S., any State thereof or the District of Columbia, and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Senior Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed;

    (3) immediately after giving effect to such transaction, on a pro forma basis, the Consolidated Net Worth of the Company or, if applicable, the Successor Company, shall be equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

    (4) immediately after giving effect to such transaction, on a pro forma basis, the Company or, if applicable, the Successor Company, is able to incur at least $1.00 of additional Indebtedness under the provisions described above under clause (a) of "Limitation on Consolidated
  Indebtedness;" and

    (5) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as required by the Indenture, in each case to the effect that the provisions described under this caption and all conditions precedent relating to such transaction have been complied with and, with respect to such Officers' Certificate, if applicable, setting forth the manner of determination of the Consolidated Net Worth and Consolidated Cash Flow Ratio of the Company or, if applicable, of the Successor Company.

  As described above under "--Change of Control," there is no established quantitative definition of the term "substantially all" of the Company's assets as used in the foregoing described covenant. Accordingly, if the Company engaged in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of the assets and whether the requirements of the foregoing described covenant would apply to the transaction.

DEFEASANCE

  The Indenture will provide that the Company, at the Company's option, (a) will be discharged from its Obligations in respect of the Senior Notes (except for certain Obligations to register the transfer or exchange of Senior Notes, replace stolen, lost or mutilated Senior Notes, maintain paying agencies and hold moneys for payment in trust), and (b) need not comply with certain provisions of the Indenture, including, among others, those provisions described above under "-- Change of Control," "--Certain Covenants" and "--Mergers, Consolidations and Certain Sales of Assets," in each case if the Company deposits, with the Trustee, money, or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms, together with any uninvested money so deposited, will provide money, in an amount sufficient to pay all the principal of, premium, if any, and interest on, the Senior Notes on the dates such payments are due (which may include one or more redemption dates desired by the Company) in accordance with the terms of such Senior Notes. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture has occurred and is continuing on the date of such deposit, (ii) such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound, (iii) such defeasance or covenant defeasance does not cause the Trustee to have any conflicting interest (for purposes of the Trust Indenture Act) with respect to other securities of the Company, (iv) the Company has delivered an Opinion of Counsel to the effect that the Holders of the Outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as if such defeasance or covenant defeasance had not occurred, and (v) the Company delivers an Officers' Certificate and an Opinion of Counsel, in each case to the effect that all conditions precedent relating to such defeasance have been complied with.

  In the event the Company does not comply with its remaining Obligations under the Indenture after a defeasance of the Indenture with respect to the Senior Notes as described above and the Senior Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Senior Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) default in the payment of the principal of or premium, if any, on any Senior Note at its Maturity; (b) default in the payment of any interest on any Senior Note when due and payable, and continuance of such default for 30 days; (c) default in the performance or breach of any other covenant of the Company in the Indenture, and continuance of such default for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the Outstanding Senior Notes; (d) a default under any Indebtedness by the Company and/or one or more Material Subsidiaries, or under any instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company and/or one or more Material Subsidiaries with a principal amount then outstanding in excess of $8.0 million individually or in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, which default shall constitute a failure to pay the principal of such Indebtedness at final maturity or shall have resulted in such Indebtedness becoming due and payable prior to its Stated Maturity if such Indebtedness is not discharged, or its acceleration is not rescinded or annulled, within 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Senior Notes; (e) a final unappealable judgment or judgments remain undischarged or unbonded for 60 consecutive days and create uninsured liabilities against the Company and/or one or more Material Subsidiaries of $5.0 million or more in the aggregate; and (f) certain events of bankruptcy, insolvency or reorganization relating to the Company and/or one or more Material Subsidiaries. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  If an Event of Default shall occur and be continuing (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company) either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes may accelerate the maturity of all Senior Notes and the principal amount thereof shall become due and payable upon the earlier of (i) five Business Days after the receipt by the Company and the administrative agent(s) or similar Person under any Senior Credit Facility of written notice, provided such Event of Default is then continuing, or (ii) an acceleration under any Senior Credit Facility. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization relating to the Company occurs, the principal amount of all the Senior Notes shall become due and payable without any declaration or other act on the part of the Trustee or any Holder. After a declaration of acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Senior Notes may, in certain circumstances, waive all defaults and rescind and annul such declaration if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay overdue interest, principal amount and premium (if any) due otherwise than by acceleration and certain other expenses and (ii) all Events of Default, other than the non-payment of principal amount due by reason of such declaration of acceleration, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Modification and Waiver" below.

  No Holder of any Senior Notes will have any right to institute any proceeding with respect to the Indenture or for any other remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Senior Note for enforcement of payment of the principal of and premium, if any, and interest on such Senior Note on or after the respective due dates expressed in such Senior Note.

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Senior Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note, (b) reduce the principal of, or the premium or interest on, any Senior Note or reduce any amount payable on redemption thereof, (c) change the place or currency of payment of principal of, or premium or interest on, any Senior Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Note, (e) modify the provisions concerning purchase at the Holder's option in a manner adverse to the Holders, (f) reduce the above-stated percentage of Outstanding Senior Notes necessary to modify or amend the Indenture or (g) reduce the percentage of aggregate principal amount of Outstanding Senior Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. In certain limited circumstances, the Indenture permits the amendment thereof without the consent of the Holders.

  The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Senior Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest on any Senior Note or a covenant provision that cannot be modified or amended without the consent of each Holder of Outstanding Senior Notes affected.

GOVERNING LAW

  The Indenture and the Senior Notes will be governed by the laws of the State of New York.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The Company or the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

  "Acquisition Debt" means Indebtedness or Preferred Stock of any Person existing at the time such Person became a Subsidiary of the Company (or such Person is merged into the Company or one of its Subsidiaries) or assumed or issued in connection with the acquisition of assets from any such Person (other than assets acquired in the ordinary course of business), including Indebtedness Incurred or Preferred Stock issued in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company (but excluding Indebtedness or Preferred Stock of such Person which is extinguished, retired, repaid, redeemed or repurchased in connection with such Person becoming a Subsidiary of the Company).

  "Amended Credit Agreement", for purposes of the Indenture, includes any agreement extending the maturity of, refinancing or otherwise restructuring all or any portion of the Obligations under the Amended Credit Agreement and any successor agreement.

  "Asset Acquisition" means (i) an investment by the Company or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with the Company or any of its Subsidiaries or (ii) the acquisition by the Company or any of its Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.

  "Asset Disposition" by any Person means any sale, lease, conveyance, transfer or other disposition (including, without limitation, by way of merger, consolidation or Sale and Leaseback Transaction) of (i) shares of Capital Stock of a Subsidiary of such Person, (ii) property of such Person or any of its Subsidiaries or (iii) other assets of such Person or any of its Subsidiaries (each referred to for the purposes of this definition as a "disposition") by such Person or any of its Subsidiaries (other than a disposition (x) by a Subsidiary of such Person to such Person, (y) by such Person or a Subsidiary of such Person to a Wholly Owned Subsidiary of such Person or such Subsidiary or
(z) by such Person or a Subsidiary of such Person to a Controlled Subsidiary of such Person or such Subsidiary so long as immediately after such disposition such Person or such Subsidiary owns, directly or indirectly, a percentage of the Capital Stock, Voting Stock and other ownership interest of such Subsidiary which is equal to or greater than the percentage of such Capital Stock, Voting Stock or other ownership interest, respectively, owned by such Person or such Subsidiary, directly or indirectly, immediately prior to such disposition) other than dispositions of property or assets in the ordinary course of business. For purposes of this definition, any disposition in connection with directors' qualifying shares or investments by foreign nationals mandated by applicable law shall not constitute an Asset Disposition. Notwithstanding the foregoing, a pledge, change in share registry or similar transaction shall not be deemed an Asset Disposition if effected to secure Indebtedness permitted in accordance with the provisions described above under "--Certain Covenants--Limitation on Consolidated Indebtedness."

  "Asset Sale" means the sale, lease, conveyance, transfer or other disposition by the Company or any of its Subsidiaries (other than to one of its Wholly Owned Subsidiaries or to one of its Controlled Subsidiaries so long as immediately after such disposition the Company or Subsidiary owns, directly or indirectly, a percentage of the Capital Stock, Voting Stock or other ownership interest in such Subsidiary which is equal to or greater than the percentage of Capital Stock, Voting Stock or other ownership interest, respectively, owned by such Person or such Subsidiary, directly or indirectly, immediately prior to such disposition) of (i) all or substantially all of the Capital Stock of any Subsidiary or (ii) substantially all of the assets which constitute substantially all of an operating unit or business of the Company or any of its Subsidiaries.

  "Attributable Value" means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from such initial term date to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation of such Person with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

  "Capital Lease Obligation" of any Person means any obligation to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real, personal or mixed property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles, and the amount of such obligation shall be the capitalized amount thereof in accordance with generally accepted accounting principles and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" of any Person means any and all shares, interests, participations, warrants, rights or other equivalents (however designated) of corporate stock whether now outstanding or issued after the date of the Indenture.

  "Change of Control" means the occurrence of one or more of the following events, whether or not approved by the Company's Board of Directors:

    (1) any Person or any Persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof, other than the ESOP or the trusts for any other employee stock ownership, benefit or pension plans of the Company or any Subsidiary and other than the original holders of Convertible Preferred Stock, shall beneficially own (as defined in Rule 13d-3 of the Commission) at least 50% of the total voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors of the Company;

    (2) any one Person or Group (other than the Board of Directors of the Company as it may be constituted from time to time), or any Affiliates thereof, shall succeed in having sufficient of its or their nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate of such Group, shall constitute a majority of the Board of Directors of the Company;

    (3) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company to any Person or entity or Group of Persons or entities (other than any Wholly Owned Subsidiary of the Company);

    (4) the shareholders of the Company shall approve any plan for the liquidation or dissolution of the Company; or

    (5) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction any Person or Group holds more than 50% of the total voting power entitled to vote generally in the election of directors, managers or trustees of the surviving corporation of such merger or consolidation.

  "Consolidated Capital Expenditures" means, for any period, the aggregate of all expenditures Incurred (whether paid in cash or accrued as liabilities and including Capital Lease Obligations) by the Company and its Subsidiaries during such period that, in conformity with generally accepted accounting principles, are included in the property, plant or equipment or similar fixed asset account reflected in the consolidated balance sheet of the Company and its Consolidated Subsidiaries.

  "Consolidated Cash Flow Available for Fixed Charges" of any Person means, for any period, the Consolidated Net Income of such Person for such period plus (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Consolidated Subsidiaries for such period, less (iv) the aggregate amount actually paid by such Person and its Consolidated Subsidiaries during such period on account of Consolidated Capital Expenditures and less (v) dividends declared or paid (without duplication) during such period to minority shareholders with respect to a Controlled Subsidiary to the extent, if any, the amount thereof exceeds the difference between the "minority interest" set forth on such Person's consolidated balance sheet on the last day of such period and the lesser of (A) the minority interest as set forth on such Person's consolidated balance sheet on the date of the Indenture or (B) the minority interest as set forth on such Person's consolidated balance sheet on the day immediately preceding the first day of such period.

  "Consolidated Cash Flow Ratio" of any Person means for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period plus (B) the annual Consolidated Interest Expense with respect to any Indebtedness or Subsidiary Preferred Stock proposed to be Incurred by such Person or any of its Consolidated Subsidiaries which requires the calculation of the Consolidated Cash Flow Ratio, as if such Indebtedness or Subsidiary Preferred Stock had been Incurred on the first day of such period plus (C) the annual Consolidated Interest Expense with respect to any other Indebtedness or Subsidiary Preferred Stock Incurred by such Person or its Consolidated Subsidiaries since the end of such period to the extent not included in clause (ii)(A) as if such Indebtedness or Subsidiary Preferred Stock had been Incurred on the first day of such period and after giving effect to the application of the proceeds therefrom less (D) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) or (C) with respect to any Indebtedness or Subsidiary Preferred Stock that is or will be no longer outstanding as a result of the redemption, defeasance, repurchase, retirement or acquisition thereof from the proceeds of Capital Stock of the Company or any Subsidiary of the Company (other than Redeemable Stock) or that will no longer be outstanding as a result of the Incurrence of the Indebtedness or Subsidiary Preferred Stock proposed to be Incurred by such Person or any of its Consolidated Subsidiaries, except for Consolidated Interest Expense actually Incurred with respect to Indebtedness borrowed (as adjusted pursuant to the first proviso set forth below) (x) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the date of computation or (y) pursuant to the provisions described above under clause (b)(viii) of

"--Certain Covenants--Limitations on Consolidated Indebtedness;" provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest or dividends on any Indebtedness or Subsidiary Preferred Stock bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period, unless, in the case of any Indebtedness, such Person or any of its Consolidated Subsidiaries is a party to an Interest Rate Agreement (which shall remain in effect for the shorter of the twelve month period after the date of computation or the term of such Indebtedness) which has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used; provided further that in the event such Person or its Subsidiaries has made Asset Sales or Asset Acquisitions during or after such period and prior to the date of Incurrence of such Indebtedness which requires calculation of the Consolidated Cash Flow Ratio, such computation of Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense shall be made on a pro forma basis as if the Asset Sales or Asset Acquisitions had taken place on the first day of such period.

  "Consolidated Income Tax Expense" for any Person means for any period the consolidated provision for income taxes of such Person and its Consolidated Subsidiaries for such period.

  "Consolidated Interest Expense" for any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person and its Consolidated Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of), in respect of such Person or any of its Consolidated Subsidiaries, (i) the interest component of such Person's aggregate Capital Lease Obligations; (ii) the amortization of Indebtedness discounts; (iii) any payments of fees with respect to letters of credit, bankers' acceptances or similar facilities; (iv) fees with respect to Interest Rate Agreements or Currency Agreements; and (v) Preferred Stock dividends declared and payable in cash.

  "Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles; provided, however, that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not the net loss) of any Consolidated Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends or the making of distributions to such Person the extent of such restrictions, (c) the net income (or loss) of any Person that is not a Consolidated Subsidiary of such Person except to the extent of the amount of any dividends or other distributions actually paid to such Person by such other Person during such period, (d) gains or losses on Asset Dispositions by such Person or its Consolidated Subsidiaries, (e) all extraordinary gains and extraordinary losses and (f) the cumulative effect of a change in accounting principle.

  "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its Consolidated Subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles, less (to the extent reflected therein) (a) amounts attributable to the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Opinion No. 52, (b) amounts attributable to Redeemable Stock of such Person and (c) with respect to the Company and its Consolidated Subsidiaries, adjustments following the date of the Indenture to the accounting books and records of the Company and its Consolidated Subsidiaries resulting from the acquisition of control of such Person by another Person in accordance with Accounting Principles Board Opinions Nos. 16 and 17.

  "Consolidated Tangible Net Worth" means with respect to any Person (i) the consolidated stockholders' equity of such Person and its Consolidated Subsidiaries as set forth on the most recent consolidated balance sheet of such Person and its Consolidated Subsidiaries prepared in accordance with generally accepted accounting principles less (ii) the value of all of the consolidated intangible assets of such Person and its Consolidated Subsidiaries determined in accordance with generally accepted accounting principles.

  "Controlled Subsidiary" of any Person means a Subsidiary, at least 80% of the Voting Stock of which (other than directors' qualifying shares) shall at the time be owned, directly or indirectly, by such Person (including ownership through one or more Subsidiaries).

  "Convertible Preferred Stock" means (a) the Company's Series A1 Convertible Exchangeable Preferred Stock, par value $1.00 per share, (b) the Company's Series A2 Convertible Exchangeable Preferred Stock, par value $1.00 per share,
(c) the Company's Series B1 Convertible Preferred Stock, par value $1.00 per share, (d) the Company's Series B2 Convertible Preferred Stock, par value $1.00 per share, (e) the Company's Series A3 Convertible Exchangeable Preferred Stock, par value $1.00 per share and (f) the Company's Series B3 Convertible Preferred Stock, par value $1.00 per share.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect any Person against fluctuations in currency values.

  "Equity Sale" means a sale of Capital Stock (other than Redeemable Stock) of the Company other than sales of such Capital Stock to Affiliates, employees, officers or directors of the Company, including issuances pursuant to any employee stock or option arrangements.

  "Exchange Debentures" means the Company's Series 1 Junior Convertible Subordinated Debentures, the Company's Series 2 Junior Convertible Subordinated Debentures and the Company's Series 3 Junior Convertible Subordinated Debentures, in each case for which certain of the Convertible Preferred Stock may be exchanged.

  "Incur" means, with respect to any Indebtedness, Lien or other obligation of any Person, to create, issue, assume, guarantee, incur or otherwise become liable in respect of such Indebtedness (including in the case of Indebtedness, the extension of the maturity of or becoming responsible for the payment of, any Indebtedness), Lien or other obligation (and "Incurrence," "Incurred" and "Incurring" shall have the meanings correlative to the foregoing), provided that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

  "Indebtedness" means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property (including pursuant to Capital Lease Obligations), every conditional sale obligation and every obligation under any title retention agreement, in each case if on terms permitting any portion of the purchase price to be paid beyond one year from the date of purchase (but excluding trade accounts payable arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith), (v) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or an Affiliate of such Person of the stock or substantially all of the assets of another Person or a merger or consolidation to which such Person or an Affiliate of such Person was a party, (vi) every obligation of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, (vii) every obligation of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (viii) all Redeemable Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends.

  "Interest Rate Agreement" means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge agreement.

  "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Material Subsidiary" means, as of any date, any Subsidiary of any Person (a) the value of whose assets, as such assets would appear on a consolidated balance sheet of such Subsidiary and its Consolidated Subsidiaries prepared as of the end of the fiscal quarter next preceding such determination in accordance with generally accepted accounting principles, is at least 5% of the value of the assets of such Person and its Consolidated Subsidiaries, determined as aforesaid, or (b) which has revenues, as such revenues would appear on a consolidated income statement of such Subsidiary and its Consolidated Subsidiaries prepared as of the end of the fiscal quarter next preceding such determination in accordance with generally accepted accounting principles, constituting at least 5% of the revenues of such Person and its Consolidated Subsidiaries, determined as aforesaid.

  "Maturity," when used with respect to any Senior Note, means the date on which the principal amount of such Senior Note becomes due and payable as provided in the Senior Note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Net Available Proceeds" from any Asset Disposition by a Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, net of all legal, title and recording tax expenses, commissions and other fees and expenses Incurred by such Person and all federal, state, provincial, foreign and local taxes and reserves required to be accrued by such Person as a liability as a consequence of such Asset Disposition, and net of all payments made by such Person or its Subsidiaries on any Indebtedness which is secured by such assets in accordance with the terms of any Liens upon or with respect to such assets or which must by the terms of such Liens, or in order to obtain a necessary consent to such Asset Disposition or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments made by such Person to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

  "Obligations" means all obligations for the reimbursement of amounts drawn under any letter of credit or for the payment of principal, premium, interest (including, without limitation, interest whether or not allowed after the filing of a petition in bankruptcy or insolvency), penalties, fees, expenses, indemnities or other amounts, now or hereafter existing, with respect to any Indebtedness.

  "Offer to Purchase" means a written notice (the "Notice") delivered to the Trustee and given (a) with respect to an Offer to Purchase made as a result of an Asset Disposition, by first class mail, postage prepaid, or (b) with respect to an Offer to Purchase made as a result of a Change of Control, by overnight carrier, in either event to each Holder at the address appearing in the Security Register, offering to purchase up to the principal amount of Senior Notes specified in such Notice, at the purchase price specified in such Notice (as determined pursuant to the Indenture). Any Notice shall specify a purchase date (the "Purchase Date") for such Offer to Purchase which (x) with respect to an Offer to Purchase made as a result of an Asset Disposition, shall be not less than 30 days or more than 60 days after the date of such Notice and (y) with respect to an Offer to Purchase made as a result of a Change of Control, shall not be less than 15 days after the date of such Notice (or, in either event, such other time period as is necessary for the Offer to Purchase to remain open for a sufficient period of time to comply with applicable securities laws). Any Notice shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall contain (i) the most recent financial statements required to be filed with the Trustee, (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements (including the events requiring the Company to make such Offer to Purchase), (iii) if material, appropriate pro forma financial information concerning such Offer to Purchase and the events requiring the Company to make such Offer to Purchase and (iv) any other information required by applicable law to be included therein. Any Notice shall contain all instructions and materials necessary to enable such Holder to tender Senior Notes for purchase pursuant to such Offer to Purchase and shall remain open from the time of mailing of the Notice until the Purchase Date. Any Notice shall state:

    (1) the section of the Indenture pursuant to which such Offer to Purchase is being made;

    (2) the aggregate outstanding principal amount (the "Purchase Amount") of the Senior Notes required to be offered to be purchased by the Company pursuant to such Offer to Purchase;

    (3) the Purchase Date;

    (4) the purchase price to be paid by the Company for each $1,000 principal amount of Senior Notes accepted for payment;

    (5) that the Holder of any Senior Notes may tender for purchase by the Company all or any portion of such Senior Notes equal to $1,000 principal amount or any integral multiple thereof;

    (6) the place or places where Senior Notes are to be surrendered for tender pursuant to such Offer to Purchase;

    (7) that interest on any Senior Notes not tendered or tendered but not purchased by the Company pursuant to such Offer to Purchase will continue to accrue;

    (8) that on the Purchase Date the purchase price will become due and payable upon each Senior Note (or portion thereof) selected for purchase pursuant to such Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

    (9) that each Holder electing to tender a Senior Note pursuant to such Offer to Purchase will be required to surrender such Senior Note at the place or places specified in the Notice prior to the close of business on the fifth Business Day prior to the Purchase Date;

    (10) that any Holder will be entitled to withdraw the tender of such Holder's Senior Note upon written notice to the Trustee, not later than the close of business on the fifth Business Day prior to the Purchase Date;

    (11) that (a) if Senior Notes (or portions thereof) in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to such Offer to Purchase, the Company shall purchase all such Senior Notes and (b) if Senior Notes in an aggregate principal amount in excess of the Purchase Amount are duly tendered and not withdrawn pursuant to such Offer to Purchase, (i) the Company shall purchase Senior Notes having an aggregate principal amount equal to the Purchase Amount and (ii) the particular Senior Notes (or portions thereof) to be purchased shall be selected by such method as the Trustee shall deem fair and appropriate; and

    (12) that, in the case of any Holder whose Senior Note is purchased only in part, the Company shall execute a new Senior Note or Senior Notes, of any Authorized Denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Senior Notes so tendered.

  "Pari Passu" as applied to the ranking of any Indebtedness of a Person in relation to other Indebtedness of such Person, means that each such Indebtedness either (i) is not expressly subordinated in right of payment to any Indebtedness or (ii) is expressly subordinated in right of payment to the same Indebtedness as is the other, and is so subordinated to the same extent, and is not expressly subordinated in right of payment to the other or to any Indebtedness as to which the other is not so expressly subordinated.

  "Preferred Stock" as applied to the capital stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Redeemable Stock" of any Person means any class or series of Capital Stock of such Person that by its terms or otherwise is (i) required to be redeemed prior to the Maturity of the Senior Notes or (ii) redeemable at the option of the holder thereof at any time prior to the Maturity of the Senior Notes or
(iii) convertible into or exchangeable for Capital Stock referred to in clause
(i) or (ii) or Indebtedness having a scheduled maturity prior to the Maturity of the Senior Notes; provided that any Capital Stock which would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring prior to the Maturity of the Senior Notes shall not constitute Redeemable Stock if the change in control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions described above under "--Change of Control" and such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Senior Notes as are required to be repurchased pursuant to the provisions described above under "--Change of Control."

  "Sale and Leaseback Transaction" of any Person means an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person or any Subsidiary of such Person of any property or asset of such Person or such Subsidiary which has been or is being sold or transferred by such Person or such Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

  "Senior Indebtedness" means the principal of (and premium, if any) and interest on, and all other amounts payable in respect of, (a) all Obligations of the Company under the Indenture and the Senior Notes, (b) all Obligations of the Company and its Subsidiaries created pursuant to any Senior Credit Facility, (c) all other Indebtedness of the Company not prohibited by the provisions described above under "--Certain Covenants--Limitation on Consolidated Indebtedness," whether outstanding on the date of the Indenture or thereafter Incurred, (d) obligations of the Company under Interest Rate Agreements, (e) Obligations of the Company under Currency Agreements entered into in respect of any such Indebtedness or obligation or in the ordinary course of business and (f) amendments, renewals, extensions, modifications and refundings of any such Indebtedness or obligation; provided that the term Senior Indebtedness shall not include (to the extent any of the following constitutes Indebtedness) (i) any Indebtedness or Obligation owed to a Subsidiary, (ii) any Indebtedness or Obligation which is expressly subordinated or junior to the Senior Notes or to any other Indebtedness or Obligation of the Company (other than any Indebtedness secured by a subordinated Lien and Incurred by the Company pursuant to any Senior Credit Facility) including the Exchange Debentures, (iii) any Indebtedness of the Company which when Incurred and without respect to any election under Section 1111(b) of the U.S. Bankruptcy Code, as amended, was without recourse to the Company, (iv) any Indebtedness (other than Indebtedness Incurred pursuant to the provisions described above under clause (b) of "--Certain Covenants--Limitation on Consolidated Indebtedness") of the Company not otherwise permitted by certain sections of the Indenture, (v) any Indebtedness to any employee of the Company,
(vi) any liability for taxes and (vii) accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed by the Company or any of its Subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. Any Obligation under any Senior Credit Facility constituting Senior Indebtedness shall continue to constitute Senior Indebtedness despite a determination that the Incurrence of such Obligation by the Company was a preference under Section 547(b) of Title 11 of the U.S. Code (or any successor thereto) or was a fraudulent conveyance or transfer under Federal or State law.

  "Stated Maturity" when used with respect to any Senior Note or any installment of interest thereon, means the date specified in such Senior Note as the fixed date on which the principal amount of such Senior Note or such installment of interest is due and payable.

  "Subordinated Debentures" means the 12 1/8% Senior Subordinated Debentures of the Company due 2002.

  "Subsidiary" of any Person means a corporation of which more than 50% of the outstanding Voting Stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned, directly or indirectly, by such Person or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries. Voting Stock or other ownership interests shall be deemed owned by a Person notwithstanding the pledge, transfer of registered ownership or similar transaction relating to such Voting Stock or other ownership interests to the extent such transaction secures Indebtedness permitted in accordance with the provisions described above under "--Certain Covenants--Limitation on Consolidated Indebtedness."

  "Voting Stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary all of the outstanding Capital Stock of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries or by such Person and one or more Wholly Owned Subsidiaries. Capital Stock shall be deemed owned by a person notwithstanding the pledge, transfer of registered ownership or similar transaction relating to such Capital Stock to the extent such transaction secures Indebtedness permitted in accordance with the provisions described above under "--Certain Covenants-- Limitation on Consolidated Indebtedness."

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

  The Company will make the Loan Repayments with a portion of the net proceeds of the Offering and the Amended Credit Agreement will become effective simultaneously with the consummation of the Offering. The consummation of the Offering, the effectiveness of the Amended Credit Agreement and the making of the Loan Repayments are contingent on each other. Set forth below is a brief description of certain terms of the Credit Agreement, the Amended Credit Agreement and the Subordinated Debentures.

CREDIT AGREEMENT

  The Credit Agreement provides for a total of $271.4 million in principal amount of loan commitments, of which $239.2 million was available at April 2, 1995, consisting of the following components: (i) revolving loans aggregating no more than $147.8 million, of which $115.6 million was available and $106.9 million was utilized; (ii) $89.9 million of term loans; (iii) $11.1 million of delayed draw term loans; (iv) $7.5 million of deferred term loans; (v) a $5.8 million term loan facility available only to pay certain potential environmental liabilities; and (vi) an ESOP Loan of $9.3 million, repayment of which is guaranteed by the Company. The revolving loans mature in 1997. The term loans have final maturities in 1996 and 1998 and require periodic principal payments prior thereto. The ESOP loan matures in 1999 and requires periodic principal payments prior thereto. Amounts borrowed under the Credit Agreement (other than Sterling Loans) bear interest, at the option of the Company (or, in the case of the ESOP Loan, at the option of the ESOP Borrower), at the Alternate Base Rate plus a margin of 1.75% or the Adjusted LIBOR Rate plus a margin of 2.75%. Sterling Loans bear interest at the Adjusted Sterling LIBOR Rate plus a margin of 2.75%. Interest rates applicable to amounts borrowed under the Credit Agreement ranged from 9.00% to 9.4375% at April 2, 1995. A portion of the amounts outstanding under the Credit Agreement will be repaid and the Credit Agreement will be amended by execution of the Amended Credit Agreement.

  Under the Credit Agreement an event of default will occur if the amount of costs and matured liabilities arising against the Company and its subsidiaries pursuant to certain federal environmental statutes with respect to the Duluth site exceeds $7.5 million in the aggregate.

AMENDED CREDIT AGREEMENT

 GENERAL

  The following constitutes only a summary of the principal terms and conditions which are expected to be contained in the Amended Credit Agreement, when executed, and is qualified in its entirety by the actual terms of the Amended Credit Agreement. Whenever particular provisions or defined terms of the Amended Credit Agreement are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein. The Amended Credit Agreement is subject to the negotiation, execution and delivery of definitive documentation. Accordingly, certain of the actual terms, conditions and covenants may differ from those described below. For purposes of this description of the Amended Credit Agreement, the term "Company" refers only to The Interlake Corporation and does not include The Interlake Corporation's consolidated subsidiaries.

  The Company, the Subsidiary Borrowers, the ESOP Borrower and the Required Banks propose to enter into the Amended Credit Agreement, pursuant to an amendment of the Credit Agreement. The Amended Credit Agreement will become effective upon the consummation of the Offering and the making of the Loan Repayments. The Amended Credit Agreement will provide for a total of $175.4 million in principal amount of loan commitments consisting of the following components: (i) revolving loans aggregating no more than $76.3 million and subject to borrowing base limitations; (ii) $84.0 million of term loans; (iii) an ESOP Loan of $9.3 million, repayment of which is guaranteed by the Company; and (iv) a $5.8 million term loan facility available only to pay certain potential environmental liabilities. Of the term loans, $18.0 million will be sterling-denominated loans ("Sterling Loans"). The ESOP Loan will mature on September 27, 1999 and will require periodic principal payments prior thereto. All other loans under the Amended Credit Agreement will mature on June 30, 1999. The Amended Credit Agreement will modify certain covenants under the Credit Agreement, including covenants regarding minimum consolidated EBITDA levels, minimum consolidated net worth levels and minimum and maximum capital expenditure levels. The Banks will continue to receive a commitment fee of 0.5% of the Revolving A Loan Commitments not yet utilized but available to the Company and its subsidiaries under the Amended Credit Agreement.

 INTEREST RATES

  Loans (other than Sterling Loans) under the Amended Credit Agreement will continue to bear interest, at the option of the Company (or, in the case of the ESOP Loan, at the option of the ESOP Borrower), at a rate equal to either the Alternate Base Rate plus a margin of 1.75% or the Adjusted LIBOR Rate plus a margin of 2.75%. Sterling Loans will continue to bear interest at the Adjusted Sterling LIBOR Rate plus a margin of 2.75%. At April 2, 1995, the interest rates on the outstanding Loans ranged from 9.00% to 9.4375%. After June 30, 1998, the interest rate margin for all Loans will increase by 0.75%.

 COLLATERAL

  The obligations of the Company and the Subsidiary Borrowers under the Amended Credit Agreement will continue to be secured by pledges of and mortgages and security interests in substantially all of the assets of the Company and certain of its subsidiaries. The collateral securing the Company's obligations under the Amended Credit Agreement will continue to include (i) all of the capital stock of substantially all of the Company's domestic subsidiaries and a substantial portion of the capital stock of most of the Company's material foreign subsidiaries, (ii) existing and after-acquired accounts receivable and inventory (together with all proceeds thereof) of the Company, and (iii) certain real property and other assets of the Company and its foreign and domestic subsidiaries. Certain of the domestic subsidiaries of the Company have jointly and severally guaranteed the obligations of the Company, the Subsidiary Borrowers and the ESOP Borrower under the Amended Credit Agreement. These guarantees, as well as each Subsidiary Borrower's obligations under the Amended Credit Agreement, will continue to be secured by (i) all the capital stock of its material subsidiaries and (ii) security interests granted by such Subsidiary Borrower in substantially all of its assets. In addition, the obligations of the ESOP Borrower with respect to the ESOP Loan will continue to be guaranteed by the Company and secured by a pledge of all shares of Common Stock of the Company held by the ESOP Borrower which have been purchased with the proceeds of the ESOP Loan and which have not been allocated to ESOP participant accounts.

 CERTAIN COVENANTS

  The Amended Credit Agreement will also require that the Company satisfy certain financial tests, including meeting specified tests for minimum Consolidated EBITDA, minimum Consolidated Net Worth and minimum and maximum capital expenditures. In addition, the Amended Credit Agreement will contain covenants that restrict, among other things, (a) the incurrence of liens, (b) mergers, consolidations and certain sales of assets, (c) dividends or other distributions, (d) lease payments, (e) the incurrence of indebtedness, (f) certain advances, investments and loans, (g) certain transactions with affiliates, (h) payments, prepayments, repurchases and modification of certain indebtedness, (i) the modification of the Company's Certificate, by-laws or certain agreements, (j) the creation of encumbrances or restrictions on the ability of the Company's subsidiaries to make payments, transfers or distributions to the Company, (k) the issuance by the Company's subsidiaries of capital stock, (l) the engaging by the Company or its subsidiaries in new businesses and (m) the cancellation, termination or modification of the ESOP, the ESOP Trust or any of the ESOP Documents.

  Method of Calculations. A summary of certain covenants which are expected to be contained in the Amended Credit Agreement appears below. The calculations set forth below with respect to historical and pro forma compliance with the various covenants have been prepared in a manner consistent with the anticipated requirements of the Amended Credit Agreement. Information necessary to calculate compliance with such covenants may not be readily derivable from financial statements included elsewhere in this Prospectus.

  Minimum Consolidated EBITDA. Consolidated EBITDA (defined in the Amended Credit Agreement as consolidated earnings before extraordinary items, minority interests, provisions for income taxes and net interest expense plus depreciation and amortization expenses) of the Company and its subsidiaries, computed for the four quarter period ending with the quarter of computation (except for the calculations for the second and third quarters of fiscal 1995, which will be computed for the two and three quarter periods, respectively, ending with such quarters), will be required to be at least the amount set forth below at the end of each of the following fiscal quarters.

                                                         AMOUNT
                                                      (IN MILLIONS)
        Fiscal 1995
           2nd Quarter..............................      $41.0
           3rd Quarter..............................       62.0
           4th Quarter..............................       85.0
        Fiscal 1996
           1st Quarter..............................       85.0
           2nd Quarter..............................       85.0
           3rd Quarter..............................       85.0
           4th Quarter..............................       87.5
        Fiscal 1997
           1st Quarter..............................       87.5
           2nd Quarter..............................       87.5
           3rd Quarter..............................       87.5
           4th Quarter..............................       90.0
        Fiscal 1998
           1st Quarter..............................       90.0
           2nd Quarter..............................       90.0
           3rd Quarter..............................       90.0
           4th Quarter..............................       92.5
        Fiscal 1999
           1st Quarter..............................       92.5
           2nd Quarter..............................       92.5

  In addition, in the event the Company exceeds the required minimum Consolidated EBITDA levels at the end of the fourth quarter of fiscal year 1995 or 1996, up to 50% of the excess (or a maximum of $5.0 million) can be carried forward and allocated, in whole or in part, to increase Consolidated EBITDA in any one or more subsequent fiscal quarters for purposes of each four quarter test of which such quarter(s) is a component; provided that any portion of such excess carried forward and allocated to a particular fiscal quarter may not be carried forward and allocated to any other fiscal quarter.

  For the four quarters ended December 25, 1994 and April 2, 1995 and for the quarter ended April 2, 1995, the Consolidated EBITDA of the Company (as defined) would have been $82.0 million, $87.1 million and $24.1 million, respectively.

  Minimum Consolidated Net Worth. Consolidated Net Worth (defined in the Amended Credit Agreement as consolidated shareholders' equity without giving effect to negative adjustments to the value of non-domestic assets due solely to currency fluctuations (in an amount not to exceed $30.0 million)) at the end of each fiscal quarter will be required to be at least equal to Consolidated Net Worth at December 25, 1994 minus $30.0 million plus any cumulative positive net income earned subsequent to December 25, 1994, calculated in accordance with generally accepted accounting principles in effect on December 25, 1994.


  Minimum and Maximum Capital Expenditures. The Company and its subsidiaries (on a consolidated basis) may not make or incur Capital Expenditures in any fiscal year (i) less than $15.0 million or (ii) in excess of $25.0 million plus, beginning in fiscal 1996, up to $5.0 million which could have been, but was not, expended in the immediately prior fiscal year.

 EVENTS OF DEFAULT

  The Amended Credit Agreement will specify a number of "events of default" including, among others, the failure to make timely principal and interest payments or to perform the covenants or to meet the financial tests or maintain the financial requirements contained therein. It will be an event of default under the Amended Credit Agreement if the Company makes cash payments with respect to the Duluth site, on a cumulative basis, beginning in fiscal year 1995, in amounts aggregating more than $5.0 million in fiscal year 1995, $10.0 million through fiscal year 1996, $15.0 million through fiscal year 1997 and $20.0 million thereafter. See "Risk Factors--Environmental Matters." Upon the occurrence of an event of default under the Amended Credit Agreement, the Banks will have the right to cease making loans and to terminate the Amended Credit Agreement and to declare all amounts outstanding thereunder immediately due and payable. Because of cross-acceleration provisions in the Indenture, a payment default under the Amended Credit Agreement, or certain other defaults under the Amended Credit Agreement followed, in each case, by an acceleration of the indebtedness outstanding under the Amended Credit Agreement, would constitute a default under the Indenture which in turn could lead to an acceleration of the Senior Notes.

SUBORDINATED DEBENTURES

  The following summaries of certain provisions of the Subordinated Debentures and the Subordinated Debenture Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Subordinated Debentures and the Subordinated Debenture Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Subordinated Debenture Indenture are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein.

 GENERAL

  The Subordinated Debentures are general, unsecured senior subordinated obligations of the Company in an aggregate principal amount of $220.0 million and will mature on March 1, 2002. The Subordinated Debentures bear interest at the annual rate of 12 1/8%.

 SINKING FUND

  The Subordinated Debentures are redeemable through the operation of a sinking fund on March 1, 2001, at a redemption price equal to 100% of the principal amount thereof plus accrued interest. Prior to March 1, 2001, the Company is required to pay to the trustee for the Subordinated Debentures, for the sinking fund, funds sufficient to redeem Subordinated Debentures in the aggregate principal amount of $50.0 million.

 SUBORDINATION

  The payment of the principal of and premium, if any, and interest on the Subordinated Debentures is, to the extent set forth in the Subordinated Debenture Indenture, subordinated in right of payment to the prior payment in full in cash of all Senior Indebtedness, including the Senior Notes. In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company, then and in any such event the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Subordinated Debentures will be entitled to receive any payments in respect of the Subordinated Debentures. No payments on account of principal (including without limitation, sinking fund payments), premium, if any, or interest or repurchases, redemptions or retirements of the Subordinated Debentures may be made if any Senior Indebtedness is not paid when due and such default is not waived or cured, or any other event of default with respect to any Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated and such acceleration is not rescinded, or if judicial proceedings shall be pending in respect such a default in payment or event of default.

 CERTAIN COVENANTS

  The Subordinated Debenture Indenture contains certain restrictive covenants limiting, among other things, the issuance of additional indebtedness and preferred stock by the Company and its subsidiaries, the payment by the Company of dividends or other distributions, the redemption of capital stock of the Company, transactions with affiliates, the use of proceeds from the disposal of assets, the incurrence of liens and the merger, consolidation or sale of substantially all of the assets of the Company. The restrictive covenants in the Subordinated Debenture Indenture are substantially similar to the restrictive covenants contained in the Indenture. See "Description of Senior Notes--Certain Covenants."

 CHANGE OF CONTROL

  The Subordinated Debenture Indenture requires the Company, upon a Change of Control, to make an offer to purchase all of the Subordinated Debentures at 101% of the principal amount thereof, plus accrued interest to the date of purchase. The Indenture contains a similar provision requiring the Company to make an offer to purchase all of the Senior Notes at 101% of the principal amount thereof in the event of a Change of Control. See "Description of Senior Notes--Change of Control." The Indenture expressly allows the Company to offer to purchase, and to purchase, the Subordinated Debentures pursuant to a Change of Control, even if no holder of Senior Notes tenders Senior Notes for payment.

 EVENTS OF DEFAULT

  The Subordinated Debenture Indenture specifies a number of "events of default" including, among others, the failure to make timely principal and interest payments or to perform the covenants or to meet the financial tests or maintain the financial ratios contained therein. Upon the occurrence of an event of default under the Subordinated Debenture Indenture, all amounts outstanding thereunder may be declared to be immediately due and payable. Because of cross-acceleration provisions in the Indenture, a payment default under the Subordinated Debenture Indenture or certain other defaults under the Subordinated Debenture

Indenture followed, in each case, by an acceleration of the indebtedness outstanding under the Subordinated Debentures, would constitute a default under the Indenture which in turn could lead to an acceleration of the Senior Notes.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters named below, the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to them, severally, all of the Senior Notes offered hereby, in the respective principal amount set forth opposite their respective names below:

                                                            PRINCIPAL AMOUNT OF
                           UNDERWRITER                         SENIOR NOTES
        Donaldson, Lufkin & Jenrette Securities Corpora-
         tion..............................................    $
        CS First Boston Corporation........................
                                                               ------------
          Total............................................    $100,000,000
                                                               ============

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective controlling persons against certain liabilities and expenses, including liabilities under the Securities Act. The nature of the Underwriters' obligations is such that the Underwriters are required to purchase all of the Senior Notes if any of the Senior Notes are purchased.

  The Underwriters propose to offer the Senior Notes directly to the public at the public offering price set forth on the cover page of this Prospectus. After the Senior Notes are released for sale to the public, the offering price may from time to time be varied by the Underwriters.

  The Company has no present plan to list any of the Senior Notes on a securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the Senior Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. Accordingly, there can be no assurance that an active trading market will develop for, or as to the liquidity of, the Senior Notes.

                                 LEGAL MATTERS

  The validity of the issuance of the Senior Notes will be passed upon for the Company by Jones, Day, Reavis & Pogue and for the Underwriters by Davis Polk & Wardwell. In rendering their opinions on the validity of the Senior Notes, neither counsel for the Company nor for the Underwriters will express any opinions as to the applicability of federal and state statutes dealing with fraudulent conveyances and obligations.

                                    EXPERTS

  The financial statements as of December 25, 1994 and December 26, 1993 and for each of the three years in the period ended December 25, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................  F-2
  Consolidated Statement of Operations for the years ended December 25,
   1994, December 26, 1993 and December 27, 1992..........................  F-3
  Consolidated Balance Sheet at December 25, 1994 and December 26, 1993...  F-4
  Consolidated Statement of Cash Flows for the years ended December 25,
   1994, December 26, 1993 and December 27, 1992..........................  F-5
  Consolidated Statement of Shareholders' Equity (Deficit) for the years ended December 25, 1994, December 26, 1993 and December 27, 1992.......  F-6
  Notes to Consolidated Financial Statements..............................  F-7
UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:
  Consolidated Statement of Operations for the three months ended March
   27, 1994 and April 2, 1995............................................. F-26
  Consolidated Balance Sheet at December 25, 1994 and April 2, 1995....... F-27
  Consolidated Statement of Cash Flows for the three months ended March
   27, 1994 and April 2, 1995............................................. F-28
  Notes to Consolidated Interim Financial Statements...................... F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
The Interlake Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity (deficit) present fairly, in all material respects, the financial position of The Interlake Corporation and its subsidiaries at December 25, 1994 and December 26, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Interlake Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 2 to the consolidated financial statements, the Company changed its method of evaluating the recoverability of goodwill and other long-lived assets in 1994. As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes in 1992.

Price Waterhouse LLP

Chicago, Illinois
January 25, 1995, except as to Note 18,
  which is as of March 8, 1995

                           THE INTERLAKE CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 25, 1994, DECEMBER 26, 1993 AND DECEMBER 27, 1992
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                  1994       1993       1992
                                                ---------  ---------  --------
Net Sales.....................................  $ 752,592  $ 681,330  $708,199
Cost of Products Sold.........................    576,929    520,508   527,857
Selling and Administrative Expense............    117,264    117,025   127,436
Restructuring Charge (See Note 3).............        --       5,611     2,523
Goodwill Write-down (See Note 2)..............     34,174        --        --
                                                ---------  ---------  --------
Operating Profit..............................     24,225     38,186    50,383
Interest Expense..............................     51,609     50,906    54,284
Interest Income...............................     (1,369)    (1,855)   (2,859)
Nonoperating (Income) Expense (See Note 15)...       (481)     5,359       484
                                                ---------  ---------  --------
Income (Loss) Before Taxes, Minority Interest,
 Extraordinary Loss and Accounting Changes....    (25,534)   (16,224)   (1,526)
Provision for Income Taxes (See Note 7).......     10,888      6,542     9,040
                                                ---------  ---------  --------
Income (Loss) Before Minority Interest,
 Extraordinary Loss and Accounting Changes....    (36,422)   (22,766)  (10,566)
Minority Interest in Net Income of
 Subsidiaries.................................      4,135      3,196     3,424
                                                ---------  ---------  --------
Income (Loss) Before Extraordinary Loss and
 Accounting Changes...........................    (40,557)   (25,962)  (13,990)
Extraordinary Loss on Early Extinguishment of
 Debt, Net of Applicable Income Taxes (See
 Note 5)......................................        --         --     (7,567)
Cumulative Effect of Changes in Accounting
 Principles (See Note 4)......................       (194)       --     (6,141)
                                                ---------  ---------  --------
Net Income (Loss).............................  $ (40,751) $ (25,962) $(27,698)
                                                =========  =========  ========
Income (Loss) Per Share of Common Stock:
  Income (Loss) Before Extraordinary Loss and
   Accounting Changes.........................  $   (1.84) $   (1.18) $  (0.84)
  Extraordinary Loss..........................        --         --      (0.46)
  Accounting Changes..........................       (.01)       --      (0.37)
                                                ---------  ---------  --------
  Net Income (Loss)...........................  $   (1.85) $   (1.18) $  (1.67)
                                                =========  =========  ========
Average Shares Outstanding....................     22,027     22,027    16,754

                (See notes to consolidated financial statements)

                           THE INTERLAKE CORPORATION

                           CONSOLIDATED BALANCE SHEET

                    DECEMBER 25, 1994 AND DECEMBER 26, 1993
                             (DOLLARS IN THOUSANDS)

                                                            1994       1993
                                                          ---------  ---------
ASSETS
Current Assets:
  Cash and cash equivalents.............................. $  39,708  $  31,934
  Receivables less allowances of $2,977 in 1994 and
   $2,775 in 1993........................................   129,089    107,861
  Inventories............................................    73,853     77,025
  Other current assets...................................     6,340      9,720
                                                          ---------  ---------
    Total Current Assets.................................   248,990    226,540
Goodwill and Other Assets:
  Goodwill, less accumulated amortization of $6,622 in
   1994 and $20,141 in 1993 (See Note 2).................     4,667     38,916
  Other assets...........................................    45,562     49,013
                                                          ---------  ---------
    Total Goodwill and Other Assets......................    50,229     87,929
                                                          ---------  ---------
Property, Plant and Equipment, net.......................   145,734    149,691
                                                          ---------  ---------
    Total Assets......................................... $ 444,953  $ 464,160
                                                          =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable....................................... $  71,957  $  60,382
  Accrued liabilities....................................    42,563     43,272
  Interest payable.......................................    13,910     13,913
  Accrued salaries and wages.............................    18,060     14,713
  Income taxes payable...................................    10,328     17,866
  Debt due within one year (See Note 13).................    24,553      2,525
                                                          ---------  ---------
    Total Current Liabilities............................   181,371    152,671
                                                          ---------  ---------
Long-Term Debt (See Note 13).............................   417,898    440,610
Other Long-Term Liabilities..............................    75,753     65,765
Deferred Tax Liabilities (See Note 7)....................     6,038      6,896
Commitments and Contingencies (See Note 16)..............       --         --
Minority Interest........................................    21,173     18,830
Preferred Stock--2,000,000 shares authorized
  Convertible Exchangeable Preferred Stock--Redeemable,
   par value $1 per share, issued 40,000 shares (See Note
   10)...................................................    39,155     39,155
Shareholders' Equity (Deficit): (See Note 11)
  Common stock, par value $1 per share, authorized
   100,000,000 shares, issued 23,228,695 in 1994 and
   1993..................................................    23,229     23,229
  Additional paid-in capital.............................    30,248     30,248
  Cost of common stock held in treasury (1,202,000 shares
   in 1994 and 1993).....................................   (28,047)   (28,047)
  Retained earnings (Accumulated deficit)................  (293,966)  (253,215)
  Unearned compensation..................................   (10,058)   (11,279)
  Accumulated foreign currency translation adjustments...   (17,841)   (20,703)
                                                          ---------  ---------
    Total Shareholders' Equity (Deficit).................  (296,435)  (259,767)
                                                          ---------  ---------
    Total Liabilities and Shareholders' Equity (Deficit). $ 444,953  $ 464,160
                                                          =========  =========

                (See notes to consolidated financial statements)

                           THE INTERLAKE CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 25, 1994, DECEMBER 26, 1993 AND DECEMBER 27, 1992
                                 (IN THOUSANDS)

                                                   1994      1993      1992
                                                 --------  --------  ---------
Cash Flows from (for) Operating Activities:
  Net income (loss)............................. $(40,751) $(25,962) $ (27,698)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Restructuring charge........................      --      5,611        --
    Goodwill write-down.........................   34,174       --         --
    Depreciation and amortization...............   23,102    25,040     27,535
    Extraordinary item..........................      --        --       7,488
    Debt issuance costs.........................   (1,264)      --     (11,952)
    Accounting changes..........................      --        --       6,141
    Nonoperating environmental matters..........      --      4,750        --
    Other operating adjustments.................   13,172    (7,231)    (4,412)
    (Increase) Decrease working capital:
      Accounts receivable.......................  (18,754)   16,233     (6,469)
      Inventories...............................    5,880    (4,190)    (3,616)
      Other current assets......................    3,249    (1,642)       190
      Accounts payable..........................    9,897       519      2,724
      Other accrued liabilities.................      758    (2,708)    10,779
      Income taxes payable......................   (7,560)   (2,432)    (7,866)
                                                 --------  --------  ---------
        Total Working Capital Change............   (6,530)    5,780     (4,258)
                                                 --------  --------  ---------
Net Cash Provided (Used) by Operating
 Activities.....................................   21,903     7,988     (7,156)
                                                 --------  --------  ---------
Cash Flows from (for) Investing Activities:
  Capital expenditures..........................  (15,485)  (14,540)   (24,588)
  Proceeds from disposal of PP&E................      477       284        636
  Acquisitions..................................     (746)      --      (2,319)
  Other investment flows........................    1,137     1,122        --
                                                 --------  --------  ---------
Net Cash Provided (Used) by Investing
 Activities.....................................  (14,617)  (13,134)   (26,271)
                                                 --------  --------  ---------
Cash Flows from (for) Financing Activities:
  Proceeds from issuance of long-term debt......   10,656       104    267,832
  Retirements of long-term debt.................  (11,970)   (7,582)  (282,430)
  Proceeds from issuance of common stock........      --        --      41,759
  Proceeds from issuance of preferred stock.....      --        --      39,155
  Other financing flows.........................    1,982     6,158      1,217
                                                 --------  --------  ---------
Net Cash Provided (Used) by Financing
 Activities.....................................      668    (1,320)    67,533
                                                 --------  --------  ---------
Effect of Exchange Rate Changes on Cash.........     (180)     (240)    (6,007)
                                                 --------  --------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents....................................    7,774    (6,706)    28,099
Cash and Cash Equivalents, Beginning of Year....   31,934    38,640     10,541
                                                 --------  --------  ---------
Cash and Cash Equivalents, End of Year.......... $ 39,708  $ 31,934  $  38,640
                                                 ========  ========  =========

                (See notes to consolidated financial statements)

                           THE INTERLAKE CORPORATION

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED DECEMBER 25, 1994, DECEMBER 26, 1993 AND DECEMBER 27, 1992
                                 (IN THOUSANDS)

                          COMMON STOCK    COMMON STOCK
                          AND PAID-IN        HELD IN
                            CAPITAL         TREASURY       RETAINED                  FOREIGN
                         --------------  ----------------  EARNINGS     UNEARNED    CURRENCY
                         SHARES AMOUNT   SHARES   AMOUNT   (DEFICIT)  COMPENSATION TRANSLATION   TOTAL
                         ------ -------  ------  --------  ---------  ------------ ----------- ---------
Balance December 29,
 1991................... 11,741 $11,741  (1,257) $(28,709) $(198,408)   $(14,112)   $ (9,977)  $(239,465)
Net income (loss).......                                     (27,698)                            (27,698)
Sale of stock (See Note
 11).................... 11,488  41,759                                                           41,759
Stock incentive plans
 (See Note 12)..........                     55       649     (1,146)        273                    (224)
ESOP transactions (See
 Note 11)...............                                                     905                     905
Translation loss........                                                              (7,995)     (7,995)
                         ------ -------  ------  --------  ---------    --------    --------   ---------
Balance December 27,
 1992................... 23,229  53,500  (1,202)  (28,060)  (227,252)    (12,934)    (17,972)   (232,718)
Net income (loss).......                                     (25,962)                            (25,962)
Stock incentive plans
 (See Note 12)..........            (23)               13        (1)          46                      35
ESOP transactions (See
 Note 11)...............                                                   1,609                   1,609
Translation loss........                                                              (2,731)     (2,731)
                         ------ -------  ------  --------  ---------    --------    --------   ---------
Balance December 26,
 1993................... 23,229  53,477  (1,202)  (28,047)  (253,215)    (11,279)    (20,703)   (259,767)
Net income (loss).......                                     (40,751)                            (40,751)
Stock incentive plans
 (See Note 12)..........                                                      15                      15
ESOP transactions (See
 Note 11)...............                                                   1,206                   1,206
Translation gain........                                                               2,862       2,862
                         ------ -------  ------  --------  ---------    --------    --------   ---------
Balance December 25,
 1994................... 23,229 $53,477  (1,202) $(28,047) $(293,966)   $(10,058)   $(17,841)  $(296,435)
                         ====== =======  ======  ========  =========    ========    ========   =========


                (See notes to consolidated financial statements)

                           THE INTERLAKE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE YEARS ENDED DECEMBER 25, 1994, DECEMBER 26, 1993 AND DECEMBER 27, 1992
            (ALL DOLLAR AMOUNTS IN THOUSANDS EXCEPT WHERE INDICATED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All significant intercompany transactions are eliminated.

  Cash Equivalents--The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents and reports the earnings from these instruments as interest income.

  Revenue Recognition--Revenue from sales is generally recognized when product is shipped, except on long-term contracts in the Handling/Packaging Systems segment, where revenue is accounted for principally by the percentage-of-completion method.

  Deferred Charges--The Aerospace Components unit periodically enters into long-term agreements with customers on major programs where tooling and other development costs are capitalized as Other Assets. These assets are then amortized during the production stage by the units-of-production method.

  Inventories--Inventories are stated at the lower of cost or market value. Gross inventories valued on the LIFO method represent approximately 41% and 44% of gross inventories and 50% and 55% of domestic gross inventories at December 25, 1994 and December 26, 1993, respectively. The current cost of these inventories exceeded their valuation determined on a LIFO basis by $15,513 at December 25, 1994 and by $16,628 at December 26, 1993.

  During 1994, 1993, and 1992, inventory quantities valued on the LIFO method were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the costs of production for 1994, 1993, and 1992. As a result, pre-tax income in 1994, 1993, and 1992 was increased by $951, $1,201, and $1,948, respectively.

  Inventories by category at December 25, 1994 and December 26, 1993 were:

                                                                 1994    1993
      Raw materials............................................ $14,703 $13,443
      Semi-finished and finished products......................  50,978  54,795
      Supplies.................................................   8,172   8,787
                                                                ------- -------
                                                                $73,853 $77,025
                                                                ======= =======

  Leases--The Company frequently enters into operating leases in the normal course of business. Amounts due under noncancelable operating leases in the next five fiscal years are as follows:

         1995            1996                   1997                   1998                   1999
        $5,875          $5,357                 $4,866                 $3,939                 $3,577

  Rent expense charged to operating income was $11,853, $11,271, and $13,473 in 1994, 1993, and 1992, respectively.

  Property, Plant and Equipment and Depreciation--For financial reporting purposes, plant and equipment are depreciated principally on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods.

                           THE INTERLAKE CORPORATION

  Upon sale or disposal of property, plant and equipment, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is generally credited or charged to nonoperating income. (In 1992, gains and losses on disposals related to the 1989 restructuring program were included in operating income as restructuring charges.) (See Note
3).

  Expenditures for renewals and betterments which extend the originally estimated useful life of an asset or materially increase its productivity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment by category at December 25, 1994 and December 26, 1993 were:

                                                             1994       1993
      At Cost:
        Land.............................................. $   6,946  $   6,729
        Buildings.........................................    75,788     74,175
        Equipment.........................................   294,239    284,060
        Construction in progress..........................     5,867      4,222
                                                           ---------  ---------
                                                             382,840    369,186
        Less-Depreciation.................................  (237,106)  (219,495)
                                                           ---------  ---------
                                                           $ 145,734  $ 149,691
                                                           =========  =========

  Goodwill--Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line method over periods not exceeding thirty years. The Company carries its goodwill assets at their purchase prices, less amortized amounts, but subject to annual review for impairment. During the fourth quarter of 1994, the Company changed its accounting policy for valuation of its long-lived assets, primarily goodwill, to reflect its cost of capital in calculating the present value of the projected future cash flows expected to be generated over the lives of those assets. Previously, the cash flows were used without discounting or allocation of interest cost. Under the new policy, projections of cash flows for individual business units are discounted at the approximate incremental cost of borrowing for the Company. This discounted amount is then compared to the carrying value of the long-lived assets to determine if their value is impaired. (See Note 2).

  Foreign Currency Translation--The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity.

  Foreign Exchange Contracts--The Company periodically enters into foreign exchange contracts to hedge specific inventory purchases and other transactions denominated in foreign currencies. Premiums received and fees paid on foreign exchange contracts are deferred and amortized over the period of the contracts. At December 25, 1994, the Company had outstanding currency contracts to exchange $1,918 for foreign currency (including Canadian dollars, Australian dollars, deutsche marks, pounds sterling, Japanese yen and Belgian francs). The Company's exposure to loss in the event of nonperformance by the other parties to these contracts is limited to the effect of the currency fluctuations related to the amounts to be exchanged; however, the Company does not anticipate nonperformance by the counterparties.

  Interest Rate Hedges--The Company utilizes swap agreements to hedge a portion of its interest rate exposure on floating rate obligations (see Note 14). Interest expense increases or decreases are accrued as they occur and are settled on a quarterly basis. At current interest rates the Company has no exposure to credit loss.

                           THE INTERLAKE CORPORATION

  Research and Development Expenses--Research and development expenditures for Company sponsored projects are generally expensed as incurred. Research and development expenses included in selling and administrative expenses were $2,107, $2,153, and $2,209 for the Engineered Materials segment in 1994, 1993, and 1992, respectively, and $1,303, $1,092, and $607 for the Handling/Packaging Systems segment in 1994, 1993, and 1992, respectively.

  Deferred Taxes--Certain prior year deferred tax amounts were reclassified to conform to current year presentation.

NOTE 2--GOODWILL WRITE-DOWN

  Prior to the fourth quarter of 1994, impairment with respect to the Company's long-lived assets was determined by comparing the sum of the undiscounted projected future cash flows attributable to each business unit to the carrying value of the assets of that business unit. Projected future cash flows for each business unit were estimated for a period approximating the remaining lives of that business unit's long-lived assets, based on earnings history, market conditions and assumptions reflected in internal operating plans and strategies. In 1993, under this analysis, the Company determined that the cash flows from each business unit would be sufficient to recover the carrying value of its long-lived assets and, therefore, that the value of such assets was not impaired.

  In the fourth quarter of 1994, the Company concluded that, in the light of its highly leveraged capital structure, a preferable accounting policy for analyzing the potential impairment of long-lived assets would be to reflect the cost of capital in computing the present value of the expected cash flows of its businesses. Applying this new policy to all of its long-lived assets the Company determined, with respect to its Aerospace Components and newspaper-related Packaging businesses, that in the light of the significant deterioration in business climates in the aerospace and newspaper industries over recent years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill included among those assets was deemed to be impaired. As a result, a charge of $34,174 was recorded for the write-down of goodwill established in connection with the acquisitions of the Aerospace Components and newspaper-related Packaging businesses. As of December 25, 1994, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets.

  The Company intends to continue to annually assess the carrying values of its long-lived assets using the analysis described above.

NOTE 3--RESTRUCTURING CHARGES

  In 1993, the Company provided $5,611 for restructuring costs related to: the exit from certain lines of business that were part of Handling North America; reorganization and downsizing of portions of the European Handling operation; and, in the Aerospace Components business, the abandonment of certain product lines which resulted in idled equipment and severance costs related to a downsizing of the Aviation Repair workforce. The $5,611 consisted of $1,676 in severance costs, $1,515 of idled equipment written-down to fair market value, $1,367 of inventory related to the exited businesses and $1,053 of other costs. Quantification of the anticipated effects of the restructuring on future operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and

                           THE INTERLAKE CORPORATION
implemented to limit exposure to changing market dynamics. These restructuring activities are substantially complete and the remaining reserves are immaterial to the Company as a whole.

  In 1992, the Company recorded $2,523 of additional costs related to unfavorable adjustments on assets held for sale as part of an asset sale program. The Company developed this program in 1989 as part of an overall restructuring program which modified its strategic operating plan. The modified strategic operating plan identified certain businesses and Corporate assets to be disposed of and implemented major Corporate cost reductions. Most of the designated businesses were sold or shut-down in 1990. The 1992 adjustment reflected the decline in real-estate value of two properties held for sale, both of which were former Handling operations.

NOTE 4--CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

  In the fourth quarter of 1992, the Company changed its method of accounting for postretirement benefits and income taxes by adopting pronouncements of the Financial Accounting Standards Board which are mandatory for fiscal years beginning after December 15, 1992. The one-time cumulative effect of these new accounting standards on income was a net charge of $6,141 which was reported retroactively to the beginning of fiscal 1992. Such accounting changes did not affect cash flows in 1992 and will not affect future cash flows.

  The Company provides certain medical and life insurance benefits to qualifying domestic retirees. In 1992, the Company changed its method of accounting for these postretirement benefits by adopting the Financial Accounting Standards Board's Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This change recognized the difference between the estimated accumulated postretirement benefit obligation under FAS No. 106 ($34,477) and the obligation accrued under the Company's previous accrual method ($20,439) by making a charge against income of $14,038 ($9,265 after taxes, equivalent to $.56 per share) retroactively to the beginning of the fiscal year.

  In the fourth quarter of 1994, the Company elected to adopt FAS No. 106 for its foreign plans. Adoption is mandatory for foreign plans for fiscal years beginning after December 15, 1994. The one-time cumulative effect of this adoption on income was a net charge of $194 ($.01 per share) which was reported retroactively to the beginning of fiscal 1994.

  In 1992, the Company changed its method of accounting for income taxes by adopting the Financial Accounting Standards Board's FAS No. 109, "Accounting for Income Taxes". In making this change, the Company recognized the cumulative effect of the difference in accounting methods as a $3,124 credit to earnings (equivalent to $.19 per share) retroactive to the beginning of the fiscal year.

NOTE 5--EXTRAORDINARY LOSS

  In 1992, the Company refinanced certain long-term debt and entered into a comprehensive amendment and restatement of its bank credit agreement. This necessitated the write-off of issuance costs related to this previously outstanding indebtedness which were originally deferred so that they could be expensed over the original lives of such indebtedness. This resulted in an extraordinary loss of $7,567 without any currently usable tax benefit in 1992 (equivalent to $.46 per share).

  The cash flow impact of the early extinguishment of debt was immaterial. However, new debt issuance costs had a negative cash flow consequence of $11,952 in 1992 which was deducted in determining net cash provided (used) by operating activities in the Consolidated Statement of Cash Flows.

                           THE INTERLAKE CORPORATION

NOTE 6--BUSINESS SEGMENT INFORMATION

  The Company operates in two segments, each of which is composed of products which have a similar strategic emphasis. The two business segments are:

    Engineered Materials--includes Special Materials, which produces ferrous metal powder used to manufacture precision parts, and Aerospace Components, which manufactures precision jet engine components and repairs jet engine fan blades.

    Handling/Packaging Systems--is comprised of the Company's Handling operations, which design, manufacture and sell storage rack, shelving and related equipment primarily for use in warehouses, distribution centers and for other storage applications; and the Company's Packaging operations, which design and sell machinery for applying strapping and stitching wire, and also supply strapping and stitching wire for use in such machines.

  The accompanying tables present financial information by business segment for the years 1994, 1993, and 1992. Operating profit consists of net sales of the segment less all costs and expenses related to the segment. "Corporate Items" includes items which are not related to either of the two business segments. Total assets by business segment consist of those assets used directly in the operations of each segment. Corporate net assets consist principally of cash, nonoperating investments, prepaid pension cost and liabilities related to closed plants.

INFORMATION ABOUT THE COMPANY'S BUSINESS SEGMENTS

                                NET SALES         OPERATING PROFIT (LOSS)     IDENTIFIABLE ASSETS
                          ---------------------- ---------------------------  --------------------
                           1994    1993    1992    1994      1993     1992     1994   1993   1992
                                                      (IN MILLIONS)
Engineered Materials
 Special Materials......  $ 153.9 $ 131.5 $122.5
 Aerospace Components...     62.5    61.0   67.5
                          ------- ------- ------
                            216.4   192.5  190.0 $   32.3  $   26.3  $  29.6
 Goodwill Write-down....                            (13.2)      --       --
 Restructuring Charge...                              --       (1.8)     --
                          ------- ------- ------ --------  --------  -------
                            216.4   192.5  190.0     19.1      24.5     29.6  $166.6 $178.3 $173.5
                          ------- ------- ------ --------  --------  -------  ------ ------ ------
Handling/Packaging
 Systems
 Handling...............    406.0   366.7  395.3
 Packaging..............    130.2   122.1  122.9
                          ------- ------- ------
                            536.2   488.8  518.2     28.1      19.1     24.0
 Goodwill Write-down....                            (21.0)      --       --
 Restructuring Charge...                              --       (3.8)    (2.5)
                          ------- ------- ------ --------  --------  -------
                            536.2   488.8  518.2      7.1      15.3     21.5   252.1  265.6  279.4
                          ------- ------- ------ --------  --------  -------  ------ ------ ------
Corporate Items.........                             (2.0)     (1.6)    (0.7)   26.3   20.3   58.4
                                                 --------  --------  -------  ------ ------ ------
Operating Profit........                             24.2      38.2     50.4
Net Interest Expense....                            (50.2)    (49.1)   (51.4)
Nonoperating Income
 (Expense)..............                              0.5      (5.3)    (0.5)
                                                 --------  --------  -------
Consolidated Totals.....  $ 752.6 $ 681.3 $708.2   $(25.5)   $(16.2) $  (1.5) $445.0 $464.2 $511.3
                          ======= ======= ====== ========  ========  =======  ====== ====== ======
Depreciation and
 Amortization
 Engineered Materials...  $  11.7 $  12.2 $ 11.8
 Handling/Packaging
  Systems...............     11.2    12.6   15.5
 Corporate Items........      0.2     0.2    0.2
                          ------- ------- ------
Consolidated Total......  $  23.1 $  25.0 $ 27.5
                          ======= ======= ======
Capital Expenditures
 Engineered Materials...  $   8.3 $   9.0 $ 15.5
 Handling/Packaging
  Systems...............      7.2     5.5    9.1
                          ------- ------- ------
Consolidated Total......  $  15.5 $  14.5 $ 24.6
                          ======= ======= ======
Liquidation of LIFO
 Inventory Quantities
 Engineered Materials...  $   --  $   --  $  0.4
 Handling/Packaging
  Systems...............      1.0     1.2    1.5

                           THE INTERLAKE CORPORATION

INFORMATION ABOUT THE COMPANY'S OPERATIONS BY GEOGRAPHIC REGION

  The following table presents information about the Company's operations by geographic area. Transfers between geographic areas, which are all in the Handling/Packaging Systems segment, are made at prices which approximate the prices of similar items sold to distributors. Operating profit by geographic area is the difference between net sales attributable to the area and all costs and expenses related to that area. Export sales to unaffiliated customers included in the United States' sales are not material. Sales to domestic and foreign government agencies are not material.

                                                    OPERATING PROFIT
                               NET SALES                 (LOSS)           IDENTIFIABLE ASSETS
                          ----------------------  ----------------------  --------------------
                           1994    1993    1992    1994    1993    1992    1994   1993   1992
                                                  (IN MILLIONS)
United States
 Customer Sales.........  $439.1  $390.0  $363.5
 Inter-geographic.......     3.3     2.6     3.6
                          ------  ------  ------
Subtotal................   442.4   392.6   367.1  $ 43.1  $ 32.1  $ 32.7
 Goodwill Write-down....                           (34.2)    --      --
 Restructuring Charge...                             --     (3.8)    --
                          ------  ------  ------  ------  ------  ------
                           442.4   392.6   367.1     8.9    28.3    32.7  $240.1 $275.1 $274.4
                          ------  ------  ------  ------  ------  ------  ------ ------ ------
Europe
 Customer Sales.........   210.1   206.5   256.5
 Inter-geographic.......     2.8     1.4     1.2
                          ------  ------  ------
Subtotal................   212.9   207.9   257.7    11.4     9.6    17.3
 Restructuring Charge...                             --     (1.1)   (1.6)
                          ------  ------  ------  ------  ------  ------
                           212.9   207.9   257.7    11.4     8.5    15.7   100.8   94.7  106.3
                          ------  ------  ------  ------  ------  ------  ------ ------ ------
Canada and Asia Pacific
 Customer Sales.........   103.4    84.8    88.2
 Inter-geographic.......     2.9     1.2     2.2
                          ------  ------  ------
Subtotal................   106.3    86.0    90.4     5.9     3.7     3.6
 Restructuring Charge...                             --     (0.7)   (0.9)
                          ------  ------  ------  ------  ------  ------
                           106.3    86.0    90.4     5.9     3.0     2.7    77.8   74.1   72.2
                          ------  ------  ------  ------  ------  ------  ------ ------ ------
Corporate
 Items/Eliminations.....    (9.0)   (5.2)   (7.0)   (2.0)   (1.6)   (0.7)   26.3   20.3   58.4
                          ------  ------  ------  ------  ------  ------  ------ ------ ------
Operating Profit........                            24.2    38.2    50.4
Net Interest Expense....                           (50.2)  (49.1)  (51.4)
Nonoperating Income
 (Expense)..............                             0.5    (5.3)   (0.5)
                                                  ------  ------  ------
Consolidated Totals.....  $752.6  $681.3  $708.2  $(25.5) $(16.2) $ (1.5) $445.0 $464.2 $511.3
                          ======  ======  ======  ======  ======  ======  ====== ====== ======

Liquidation of LIFO Inventory Quantities
  United States................................................. $0.1 $ -- $1.1
  Europe........................................................  0.6  1.1  0.7
  Canada and Asia Pacific.......................................  0.3  0.1  0.1

                           THE INTERLAKE CORPORATION

NOTE 7--INCOME TAXES

  Pretax income (loss) consisted of:

                                                   1994      1993      1992
   Domestic..................................... $(39,187) $(25,482) $(16,854)
   Foreign......................................   13,654     9,258    15,328
                                                 --------  --------  --------
                                                 $(25,533) $(16,224) $ (1,526)
                                                 ========  ========  ========
   The provisions for taxes on income consisted
    of:
     Current:
       U.S. Federal............................. $  2,688  $    602  $  1,080
       State....................................    2,892     2,343       689
       Foreign..................................    3,001     3,697     6,527
                                                 --------  --------  --------
         Total..................................    8,581     6,642     8,296
                                                 --------  --------  --------
     Deferred:
       U.S. Federal.............................   (3,493)      --        --
       State....................................      --        --        --
       Foreign..................................    1,676      (100)      744
                                                 --------  --------  --------
         Total..................................   (1,817)     (100)      744
                                                 --------  --------  --------
     Benefit of Net Operating Loss
      Carryforwards:
       U.S. Federal.............................    3,172       --        --
       Foreign..................................      952       --        --
         Total..................................    4,124       --        --
                                                 --------  --------  --------
     Tax Provision.............................. $ 10,888  $  6,542  $  9,040
                                                 ========  ========  ========

  In 1993 and 1992, high levels of interest expense resulted in losses for U.S. federal tax purposes. Because most of the interest expense is borne in the United States at the parent company level, throughout the period the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. Foreign taxes paid did not result in a benefit in the U.S. and, as a result, the Company had tax expense in 1994, 1993, and 1992, notwithstanding consolidated pretax losses in each of those years.

  In 1994, a small amount of domestic taxable income was generated as the write-down of goodwill did not increase the deduction allowable for tax purposes. This taxable income was offset with the carryforward of prior year losses. The Company also provided for additional amounts related to open federal tax returns for the years 1982 through 1990. In addition, in 1994 the Company had a small amount of income subject to Alternative Minimum Tax (AMT) in the U.S. because of certain restrictions on the amount of net operating loss that can be carried forward for purposes of calculating that tax.

  The federal tax net operating loss carryforward, which was $19,878 at the end of 1994, will not begin to expire until 2006. (The tax effect of this benefit was fully reserved for in the valuation allowance).

  Actual cash disbursements for income taxes and other tax assessments were $4,844, $8,586, and $16,151 in 1994, 1993, and 1992, respectively. Because of the Company's tax situation in 1994, 1993, and 1992, effective tax rate analysis would not be meaningful.

                           THE INTERLAKE CORPORATION

  Deferred tax liabilities and assets are comprised of the following:

                                                               1994      1993
      Deferred tax liabilities
         Depreciation....................................... $ 20,123  $ 19,771
        Other...............................................    3,034     3,156
                                                             --------  --------
                                                             $ 23,157  $ 22,927
                                                             ========  ========
      Deferred tax assets
        Deferred employee benefits.......................... $ 16,905  $ 16,400
        Net operating loss carryforward.....................    8,557    12,681
        AMT credit carryforwards............................    2,168     2,078
        Inventory...........................................    3,407     4,188
        Recapitalization costs..............................    2,049     2,419
        Environmental reserves..............................    2,189     2,884
        Other...............................................    3,795     5,681
                                                             --------  --------
                                                               39,070    46,331
      Valuation allowances..................................  (18,165)  (23,489)
                                                             --------  --------
                                                             $ 20,905  $ 22,842
                                                             ========  ========

  As of December 25, 1994, U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of tax years 1982-1984 is pending with the U.S. Tax Court following receipt in 1994 by the Company of a statutory notice for $17,000 plus penalties and interest. Resolution of tax years 1985-1987 is pending with the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for possible assessments of additional taxes.

  No provision has been made for U.S. income taxes on approximately $25,967 of undistributed earnings of foreign subsidiaries, some of which are subject to statutory restrictions on distribution.

NOTE 8--PENSIONS

  The Company has various defined benefit and defined contribution pension plans which among them cover substantially all employees.

  The provision for defined benefit pension costs includes current costs, interest costs, actual return on plan assets, amortization of the unrecognized net asset existing at the date of transition and net unrealized gains and losses. Benefits are computed based mainly on years of service and compensation during the latter years of employment. Company contributions are determined according to the funding requirements set forth by ERISA and in the case of foreign plans local statutory requirements.

                           THE INTERLAKE CORPORATION

  Certain of the Company's defined benefit plans relate to foreign locations and are denominated in currencies other than U.S. dollars. All plans use similar economic assumptions. The following table sets forth the funded status of the ongoing, domestic and foreign defined benefit plans and the amounts included in the year-end balance sheet. The Company's plans were generally overfunded and the underfunded plans which existed were not significant.

                                                              1994      1993
      Plan assets at fair value............................ $131,387  $142,009
      Actuarial present value of accumulated benefit
       obligation:
        Vested benefits....................................  108,143   110,693
        Non-vested benefits................................    1,243       907
                                                            --------  --------
                                                             109,386   111,600
      Effect of assumed future compensation increases......   13,452    10,010
                                                            --------  --------
      Projected benefit obligation for service to date.....  122,838   121,610
                                                            --------  --------
      Plan assets in excess of projected benefit
       obligation..........................................    8,549    20,399
      Items not yet recognized in earnings:
        Unrecognized net asset at December 28, 1986 (being
         recognized over 15 years).........................   13,881    15,704
        Unrecognized net actuarial gain (loss).............   (6,231)    3,834
        Unrecognized prior service cost....................   (6,456)   (5,033)
                                                            --------  --------
                                                               1,194    14,505
                                                            --------  --------
        Prepaid (Accrued) pension liability................ $  7,355  $  5,894
                                                            ========  ========

  Net pension cost (income) included in operating profit for these plans consists of the following components:

                                                      1994      1993     1992
      Service cost.................................. $ 3,679  $  3,068  $3,232
      Interest cost.................................   9,747     9,298   9,596
      Actual return on plan assets [(income) loss]..  (6,795)  (12,107) (9,923)
      Net amortization and deferred items...........  (7,657)     (434) (3,177)
                                                     -------  --------  ------
      Net pension cost (income)..................... $(1,026) $   (175) $ (272)
                                                     =======  ========  ======
      Assumptions used in the computations:
        Assumed discount rate.......................  7.5-9%      7-9%    7-9%
        Expected long-term rate of return on plan
         assets.....................................  8.5-9%      7-9%    7-9%
        Rate of increase in future compensation
         levels.....................................    4-7%      4-6%    5-7%

  Pension plan assets are primarily invested in common and preferred stock, short and intermediate term cash investments, and corporate bonds.

  The expense for the Company's defined contribution pension plans covering certain domestic employees was $1,835, $2,267, and $2,307 in 1994, 1993, and 1992, respectively. Annual contributions to defined contribution plans are equal to the amounts accrued during the year.

  In 1989, the Company established a non-contributory, defined contribution employee stock ownership plan (ESOP) covering all domestic employees not covered by collective bargaining agreements. Company contributions are allocated to participants based on the ratio each participant's compensation bears to the total compensation of all eligible participants. The Company makes contributions to the plan in the amount

                           THE INTERLAKE CORPORATION
necessary to enable the plan to make its regularly scheduled payments of principal and interest on its term loan under the bank credit agreement (see
Note 13). Amounts charged to employee benefits and interest during the year totalled $1,307 and $741, respectively, in 1994, $1,508 and $703, respectively, in 1993, and $1,307 and $846, respectively, in 1992.

NOTE 9--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company has unfunded postretirement health care and death benefit plans covering certain domestic employees and retirees. Effective as of the beginning of 1992, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for these domestic retiree benefit plans. Under FAS No. 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period. The cost of postretirement benefits historically has been actuarially determined and accrued over the working lives of employees expected to receive benefits with prior service costs being accrued over periods not exceeding twenty-five years.

  The Company elected to recognize this change in accounting on the immediate recognition basis. The difference between the estimated accumulated postretirement benefit obligation under FAS No. 106 ($34,477) and the unfunded obligation accrued under the Company's previous accounting method ($20,439) was charged against earnings as of the beginning of fiscal 1992 ($14,038). The related balance sheet effect was an increase to long-term liabilities of $14,038.

  Effective as of the beginning of fiscal 1994, the Company adopted FAS No. 106 for its foreign plans. This change in accounting principle required restatement of previously reported first quarter 1994 results by a charge of $194.

  The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Company's year-end balance sheet.

  Accumulated postretirement benefit obligation:

                                                                   1994    1993
      Retirees................................................... $22,751 $26,171
      Fully eligible active plan participants....................   2,203   2,436
      Other active plan participants.............................   1,975   2,245
                                                                  ------- -------
        Total accumulated postretirement benefit obligation......  26,929  30,852
      Unrecognized prior service cost............................   2,177   2,341
      Unrecognized gain (loss)...................................   5,595   1,511
                                                                  ------- -------
      Accrued postretirement benefit cost........................ $34,701 $34,704
                                                                  ======= =======

  Net periodic postretirement benefit cost included the following components:

                                                            1994    1993    1992
      Service cost on benefits earned....................  $  205  $  242  $  464
      Interest cost on accumulated postretirement benefit
       obligation........................................   2,062   2,389   2,808
      Unrecognized prior service cost....................    (164)   (123)    --
      Unrecognized gain (loss)...........................    (118)    (57)    --
                                                           ------  ------  ------
        Net periodic postretirement benefit cost charged
         to results from operations......................  $1,985  $2,451  $3,272
                                                           ======  ======  ======

                           THE INTERLAKE CORPORATION

  For measuring the expected postretirement benefit obligation, a 14% annual rate of increase in the per capita claims cost was assumed for 1994. This rate was assumed to decrease 1% per year to 6% in 2002 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994 and 7.5% at December 31, 1993. The rate of compensation increase used to measure the accumulated postretirement benefit obligation for the death benefit plans was 4% in both 1994 and 1993.

  If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1994 would have increased by 5%. The effect of this change on the aggregate of service and interest cost for 1994 would be an increase of 5%.

  The provision for postretirement benefits other than pensions included in operating profit was $1,107, $167, and $1,958 in 1994, 1993, and 1992, respectively. In 1993, costs were down from 1992 because of benefit changes made by the Company in the second quarter which resulted in a curtailment gain of $1,141. The provision for such costs included in nonoperating income was $878, $1,143, and $1,314 in 1994, 1993, and 1992, respectively.

NOTE 10--CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

  As part of its 1992 financing plan, the Company issued 40,000 shares of Series A Preferred Stock. The preferred stock is convertible into common stock at an initial conversion price of $6.50 per share and bears a 9% per annum dividend payable semi-annually beginning December 31, 1992. To the extent dividends are not paid in cash on a semi-annual dividend payment date, an adjustment is made which reduces the per share conversion price. Upon such an adjustment, all accrued and unpaid dividends on the shares of preferred stock through the date of adjustment cease to be accrued and unpaid. Due to restrictions in the bank credit agreement and the indenture under which the Senior Subordinated Debentures were issued, it is not expected that cash dividends will be paid on the preferred stock for the foreseeable future. Accordingly, it is expected that the conversion price of the preferred stock will continue to decline approximately 4.5% on each semi-annual dividend payment date, resulting in an increase in the aggregate number of shares of common stock issuable upon conversion of the preferred stock. As a result of the operation of these dividend adjustment provisions of the preferred stock, the conversion price of the preferred stock was reduced to $5.20 per share as of December 31, 1994. In addition, to the extent dividends are not paid on the preferred stock in cash, the liquidation preference on the preferred stock increases at a rate of 9% per year, compounded semi-annually, and as of December 31, 1994 was $50,000. Upon certain events defined as "changes in control" or fundamental changes, the holders of the convertible preferred stock have the right to require the Company to purchase the shares, subject to certain limitations.

NOTE 11--SHAREHOLDERS' EQUITY (DEFICIT)

  As part of its 1992 financing plan, the Company sold 11,488,000 shares of common stock, par value $1 per share, in an underwritten public offering at an initial public offering price of $4.00 per share. The net proceeds of this sale of $41,759 were added to common stock and additional paid-in capital in the amounts of $11,488 and $30,271, respectively. Each share of common stock has the right to one vote per share on all matters submitted to a vote of the shareholders of the Company.

  A new class of non-voting common stock with a par value of $1 per share was created, of which 15,000,000 shares were authorized. None has been issued. Shares of non-voting common stock have no voting rights except as otherwise provided or as required by law.

                           THE INTERLAKE CORPORATION

  No dividend payments were made in 1994, 1993, and 1992 and, due to restrictions in the bank credit agreement and the indenture for the Senior Subordinated Debentures, it is not expected that cash dividends will be paid in the foreseeable future.

  The Company established an ESOP in 1989 with an initial contribution of 10,000 shares, followed by the sale of 1,100,000 shares to the ESOP. Under a related stock purchase program, Interlake undertook to purchase the lesser of 1,100,000 shares or the number of shares purchasable for $16,088 in the open market or in privately negotiated transactions. As of December 25, 1994, a total of 893,739 shares had been acquired at a cost of $11,083, unchanged from the prior year end.

  Unearned compensation represents estimated future charges to income by reason of the ESOP and stock awards previously granted. Principal and interest payments on the ESOP borrowings are charged against earnings as employee compensation and interest expenses, respectively.

  In 1989, the Board of Directors declared a stock right dividend distribution. The purpose of these rights is to protect the Company against certain unfair and abusive takeover tactics. In certain circumstances, shareholders, other than certain holders of 15% or more of Interlake's stock, have the right to purchase Interlake stock from Interlake for less than its market price. In certain circumstances, Interlake shareholders can purchase, for less than market value, shares of a company which acquires The Interlake Corporation.

NOTE 12--STOCK INCENTIVE PLANS

  The Company has in place two stock incentive programs adopted by its Board of Directors and approved by the shareholders--the 1986 Stock Incentive Program (the "1986 Program") and the 1989 Stock Incentive Program (the "1989 Program" and, together with the 1986 Program, the "Stock Incentive Programs"). The Stock Incentive Programs provide for the grant of awards of and options for shares of the Company's common stock to officers, key employees and outside directors of the Company and its subsidiaries. The 1989 Program also provides for the grant of shares of common stock in lieu of cash bonuses and the 1986 Program also provides for the grant of stock appreciation rights.

  A summary of stock option activity under the Stock Incentive Programs follows:

                                                 1994               1993
                                           ------------------ ------------------
                                                      AVERAGE            AVERAGE
                                            SHARES     PRICE   SHARES     PRICE
   Stock Options:
     Outstanding--beginning of year....... 1,188,162   $6.15  1,331,955   $6.81
     Granted..............................       --      --     106,000    4.09
     Exercised............................       --      --         --      --
     Canceled or expired..................  (111,874)   6.13   (249,793)   8.77
                                           ---------          ---------
     Outstanding--end of year............. 1,076,288    6.15  1,188,162    6.15
                                           =========          =========
     Exercisable--end of year.............   535,663    8.31    427,937    9.95
                                           =========          =========
   Available shares.......................   908,529            796,655
                                           =========          =========

                           THE INTERLAKE CORPORATION

NOTE 13--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  Long-term debt of the Company consists of the following:

                                 DECEMBER 25, INTEREST   DECEMBER 26, INTEREST
                                     1994       RATES        1993       RATES
   Senior Subordinated
    Debentures.................    $220,000       12.13%   $220,000       12.13%
   Term Loans..................      94,383   8.00-8.63      94,136   5.69-8.44
   Delayed Draw Term Loan......      11,125        8.00      11,125        5.69
   Deferred Term Loans.........       7,500        8.00       7,500        5.69
   Revolving Loans.............      76,314   8.00-8.63      76,031   5.69-8.44
   ESOP Note...................      10,055        8.00      11,261        5.69
   Obligations under long-term
    lease agreements...........       8,930   6.13-7.88      10,230   6.13-7.88
   Pollution control and
    industrial development loan
    agreements.................      12,150   6.25-7.13      12,150   6.25-7.13
   Other.......................       1,994         --          702         --
                                   --------                --------
                                    442,451                 443,135
   Less--current maturities....      24,553                   2,525
                                   --------                --------
                                   $417,898                $440,610
                                   ========                ========
   Weighted average interest
    rate.......................                   11.66%                  11.39%

  During 1992, the Company implemented a financing plan which included the sale of $220,000 of 12 1/8% Senior Subordinated Debentures due in 2002, redemption of $200,000 of subordinated increasing rate notes, repayment of $51,074 of long-term bank debt, and entering into an agreement with its bank group which amended and restated the Company's bank credit agreement to modify payment and other terms. Certain covenants in the agreement were further modified in 1993 and again early in 1995.

  At the end of 1994, the bank credit agreement provided facilities for term loans of $118,792, revolving loans of up to $102,114 (subject to limitations described below), and ESOP loans of $10,055. Principal repayments for term and revolving loans are due in varying annual amounts from 1995 through 1998. Principal amounts for ESOP loans are due in varying amounts through 1999.

  Under the terms of the bank credit agreement, the Company pays a commitment fee of 1/2 percent on unused credit facilities and, in 1994, had the option to borrow funds under the revolving and term facilities at the prime rate plus 1 3/4 percent, or various London Interbank Offered Rates (LIBOR) plus 2 3/4 percent, with such rates adjusted periodically. The bank credit agreement borrowing rates at December 25, 1994 ranged from 8.00% to 8.625%. The bank credit agreement also required the Company to enter into long-term interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At the end of 1994, the Company had interest rate hedging arrangements with members of the bank group limiting interest rates on $113,000 of debt under the bank credit agreement to 8.57% plus the applicable spread. These agreements mature on a quarterly basis through 1997. Without the swap agreements, the weighted average cost of borrowing would have been 1.2 percentage points lower in 1994, 1.6 lower in 1993 and 1.4 lower in 1992. The expiration dates of the swap agreements correlate to the original schedule of principal term loan repayment dates and extend, on a declining basis, through the final maturity of the term loans.

  The long-term lease obligations relate principally to capitalized pollution control facilities. The interest rates on these obligations vary from 6.125% to 7.875%. Principal repayments are due in varying amounts through 2002.

                           THE INTERLAKE CORPORATION

  The Company has borrowed funds under several loan agreements with state and county pollution control and industrial development authorities to finance certain environmental and facility expansion and improvement projects. Interest rates on these obligations vary from 6.25% to 7.125%. Principal repayments are to be made in various amounts from 1998 to 2009. At the time of the spin-off of Acme Steel Company from the Company in 1986, Acme assumed an obligation to pay the Company for pollution control bonds related to its facilities, which are currently outstanding for $6,000.

  The schedule of debt repayment requirements for the five years following 1994 are as follows:

             1995............................. $24,553
             1996.............................  88,824
             1997.............................  80,262
             1998.............................  11,544
             1999.............................   4,095

  Although there can be no assurances, based on current levels of performance the Company believes it will be able to comply with all bank credit agreement covenants in 1995. In 1996, the Company has long-term debt amortization requirements of $88,824 and, potentially, significant payments related to tax matters (see "Provision for Income Taxes") which it does not expect to be able to meet from operating cash flow. The Company continues to evaluate alternative actions to refinance some or all of its long-term bank obligations including among others the raising of new equity capital and the issuance of replacement debt.

  Under the bank credit agreement the Company is limited in its ability to pay cash dividends and repurchase its common stock. There are no plans to pay dividends in the immediate future and stock repurchases will be limited to those related to the ESOP. In addition to scheduled repayments of debt, the bank credit agreement requires certain mandatory prepayments in connection with asset dispositions, issuances of stock, incurrence of indebtedness and generation of annual excess cash flows. The bank credit agreement contains covenants relating to earnings before interest, taxes and depreciation and amortization, capital expenditures and net worth, and limits the amount of revolving loan balance outstanding. Substantially all of the Company's assets are pledged under the bank credit agreement.

  Actual cash disbursements for interest were $49,413, $48,326, and $41,179 in 1994, 1993, and 1992, respectively.

  At December 25, 1994 the Company had unamortized deferred debt issuance costs of $9,021 included in other assets which are being amortized as part of interest expense over the lives of the related debt issues. Amortization included in interest expense was $2,199, $1,786, and $1,594, in 1994, 1993, and 1992, respectively.

  Under the bank credit agreement, the Company will be able to borrow under its revolving facility up to an additional $44,000 over the year-end revolving indebtedness. However, outstanding revolver borrowings at the end of each of the Company's fiscal 1995 quarters will be limited to between $17,000 and $29,000 above the year-end 1994 revolver borrowings. In addition, the Company will have up to $6,000 of deferred term loan availability during the year for amounts incurred on certain environmental matters.

NOTE 14--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and cash equivalents--The carrying amount approximates fair value because of the short maturities of such instruments.

                           THE INTERLAKE CORPORATION

  Other assets--The fair values for financial instruments included in other assets were estimated based on quoted market prices for the same or similar issues.

  Long-term debt (See Note 13)--The interest rate on the Company's bank debt is reset every quarter to reflect current market rates. Consequently, the carrying value of the bank debt approximates fair value. The fair values of the long-term debt other than bank debt were estimated based on quoted market prices for the same or similar issues.

  Convertible exchangeable preferred stock (See Note 10)--The fair value of the preferred stock, which was issued in a private placement, is estimated at its carrying value as such stock is not traded in the open market and a market price is not readily available.

  Foreign exchange contracts (See Note 1)--The fair value associated with the foreign currency contracts has been estimated by valuing the net position of the contracts using applicable spot rates and thirty day forward rates as of the end of the fiscal year.

  Interest rate swap agreements (See Note 13)--The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the present creditworthiness of the swap counterparties. Under the restrictions of the bank credit agreement, the Company does not expect to cancel these agreements, and expects them to expire as originally contracted.

  The estimated fair values of the Company's financial instruments are as follows:

                                          DECEMBER 25, 1994  DECEMBER 26, 1993
                                          -----------------  -----------------
                                          CARRYING   FAIR    CARRYING   FAIR
                                           AMOUNT   VALUE     AMOUNT   VALUE
   Cash and cash equivalents............. $ 39,708 $ 39,708  $ 31,934 $ 31,934
   Other assets..........................    6,000    5,220     6,942    6,996
   Long-term debt(1).....................  433,521  418,440   432,905  435,754
   Convertible exchangeable preferred
    stock................................   39,155   39,155    39,155   39,155
   Foreign currency contract assets......      --       (43)      --       (75)
   Interest rate swap liabilities........      932    1,838     1,824   12,226

--------
(1)Includes current maturities and excludes capitalized long-term leases

NOTE 15--ENVIRONMENTAL MATTERS

  In connection with the reorganization of the old Interlake, Inc. (now Acme Steel Company ("Acme")) in 1986, the Company, then newly-formed, indemnified Acme against certain environmental liabilities relating to properties which had been shut down or disposed of by Acme's iron and steel division prior to the 1986 reorganization. The Company recorded a charge of $6 million in 1991 and charges of $4.8 million in 1993 for anticipated liabilities for environmental matters relating to nonoperating sites. As of December 25, 1994, the Company's reserves for environmental liabilities totalled $6.2 million.

  Based on its current estimate of its potential environmental liabilities, including all contingent liabilities, individually and in the aggregate, asserted and unasserted, the Company believes that the costs of environmental matters have been fully provided for or are unlikely to have a material adverse effect on the

                           THE INTERLAKE CORPORATION

Company's business, future results of operations, liquidity or consolidated financial condition. In arriving at its current estimate of its potential environmental liabilities, the Company has relied upon the estimates and analysis of its environmental consultants and legal advisors, as well as its own evaluation, and has considered: the probable scope and cost of investigations and remediations for which the Company expects to have liability; the likelihood of the Company being found liable for the claims asserted or threatened against it; and the risk of other responsible parties not being able to meet their obligations with respect to clean-ups. In estimating its potential environmental liabilities, the Company has not taken into consideration any potential recoveries from insurance companies, although in May 1994 the Company instituted an action seeking a declaratory judgment against and recoveries from insurers under policies covering nearly 30 years. The Company's estimate has not been discounted to reflect the time-value of money, although a significant delay in implementation of certain of the remedies thought to be probable could result in cost estimates increasing due to inflation.

  The Company's current estimates of its potential environmental liabilities are subject to considerable uncertainty due to the continuing uncertainty surrounding one of the sites for which the Company is responsible pursuant to its indemnity of Acme--namely, the Superfund site on the St. Louis River in Duluth, Minnesota (the "Duluth Site"). These uncertainties relate to both the clean-up of certain contaminated soils at the site, as well as the remediation of certain underwater sediments. In the light of these uncertainties, the Company's estimates could be subject to change in the future.

  With respect to the contaminated soils, the Company has conducted certain investigations at the request of the Minnesota Pollution Control Agency ("MPCA"), including a study outlining a broad range of remedial alternatives and associated costs. The alternatives studied have included both those that assume that the Duluth Site will be used for industrial purposes, consistent with its current and historical uses, and those that would meet standards for unrestricted use. The Company and the MPCA are engaged in discussions regarding the development of a work plan for clean-up to industrial use standards. The costs of the alternatives for clean-up to industrial use standards believed to be most appropriate by the Company range from $3 million to $4 million. However, the Company has reviewed other remedial plans for the contaminated soils which also contemplate the continued industrial use of the property but which could cost as much as $20 million, due to their being based upon certain risk assessments and other assumptions which the Company believes to be overly conservative. The Company expects to arrive at an agreed-upon work plan with the MPCA, based on appropriate assumptions, sometime during 1995, but there can be no assurance it will do so.

  With respect to the underwater sediments, the MPCA has requested the Company to undertake an investigation and to evaluate remedial alternatives. The Company is presently negotiating with the MPCA the scope of the sediments investigation. The Company believes that any estimate of the potential costs of remediating the underwater sediments will not be meaningful until the investigation is completed and possible remedial alternatives are reviewed by the Company and the MPCA. To date, there have been few sites in the United States involving the clean-up of underwater sediments, and none in which the MPCA has acted as lead agency. On a preliminary basis, the Company believes that the range of reasonable remedial alternatives for the underwater sediments includes that of taking no action, thereby avoiding the disruption of the natural remediation of the underwater sediments which has been under way for over 30 years. Thus, the Company believes the minimum of the range of costs of remedial alternatives to be zero, and to date has made provision for only the investigation, and not for the clean-up, of underwater sediments.

  In March 1994, the citizen board of the MPCA, contrary to the recommendation of the MPCA professional staff, named only the Company as a responsible party with respect to the underwater sediments

                           THE INTERLAKE CORPORATION
at the Duluth Site. The MPCA staff had recommended that the successors to certain coal tar processors at the site (the "tar companies") also be named as responsible parties. The Company believes that the tar companies are the cause of a major portion of the underwater contamination of the site, and is reviewing its options for either obtaining the inclusion of the tar companies as responsible parties or recovering a portion of the Company's costs from the tar companies.

  The Company's current expectation is that cash outlays related to its outstanding reserves for environmental matters will be made over the period of 1995 to 1997, or later. If the Company ultimately determines that additional charges beyond its present reserves are necessary in connection with the Duluth Site, the Company believes it is likely that cash outlays would occur near the end of the decade, or later.

NOTE 16--COMMITMENTS AND CONTINGENCIES

  The Company is engaged in certain routine litigation arising in the ordinary course of business. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's business future, results of operations, liquidity or consolidated financial condition.

  On July 9, 1990, the City of Toledo, Ohio, brought an action in Federal district court in Toledo, Ohio, against the Company, Acme Steel Company ("Acme" or the "old Interlake"), Beazer Materials and Services, Inc. ("Beazer") and Toledo Coke Corporation ("Toledo Coke") in connection with the alleged contamination of a 1.7 acre parcel of land the City had purchased from Toledo Coke for purposes of building a road. The City has alleged various claims, both with respect to the 1.7 acres of right-of-way it purchased and owns and the entire coke facility owned by Toledo Coke which adjoins the right-of-way. These claims seek a judgment finding the Company and the other defendants liable for the environmental remediation costs and other relief. The Company's alleged liability arises from its indemnification obligations with respect to Acme, which as the old Interlake operated coke ovens and by-product recovery facilities on the site from 1930 through 1978. In 1978 the old Interlake sold the coke plant to Koppers Company, Inc., which was later acquired by Beazer, and which indemnified Interlake against environmental liabilities. Koppers, in turn, sold the facility to Toledo Coke. Interlake has cross-claimed against Beazer under its indemnity.

  Prior to the filing of the preliminary injunction described below, the City of Toledo and the defendants had been discussing possible remedial plans which the defendants believe would enable the City to build the road in question. Under these plans, the amounts required to be contributed by the Company would not have been material to the business or financial condition of the Company. On or about January 31, 1994, the City filed a motion seeking a preliminary injunction under the Resource Conservation Recovery Act ordering the defendants to take certain remedial actions with respect to the right-of-way. A hearing on the City's motion was completed in October 1994. The City is seeking an order compelling the defendants to perform a remedy which the City asserts would cost approximately $4 million. The Company believes that the right-of-way could be remedied to a degree sufficient to enable the building of the road at a cost far less than $4 million. Although the Company believes that it is entitled to be indemnified by Beazer, to the extent the Company incurs any liabilities or costs by virtue of the ongoing injunction hearing, the Company could be compelled to incur costs prior to having its indemnification cross-claim against Beazer decided by the court.

  In January 1995, Beazer filed a motion for summary judgment seeking to have the Company's indemnification cross-claim denied. The Company intends to resist such motion, and to file its own motion for summary judgment seeking the enforcement of the indemnification from Beazer.

                           THE INTERLAKE CORPORATION

NOTE 17--QUARTERLY RESULTS (UNAUDITED)

  Quarterly results of operations for 1994 and 1993 were as follows:

                                                  1ST      2ND      3RD      4TH
                                                QUARTER  QUARTER  QUARTER  QUARTER
                                                 (IN MILLIONS EXCEPT PER SHARE
                                                             DATA)
1994
  Net sales
    Engineered Materials....................... $ 48.2   $ 54.4   $ 54.2   $ 59.6
    Handling/Packaging Systems.................  121.1    127.7    139.5    147.9
                                                ------   ------   ------   ------
                                                $169.3   $182.1   $193.7   $207.5
                                                ======   ======   ======   ======
  Gross Profit................................. $ 39.5   $ 43.4   $ 42.9   $ 49.9
                                                ======   ======   ======   ======
  Operating profit
    Engineered Materials....................... $  7.8   $  8.1   $  6.8   $  9.6
    Handling/Packaging Systems.................    5.5      5.8      7.9      8.9
    Corporate Items............................   (1.3)     (.3)     (.3)     (.1)
                                                ------   ------   ------   ------
  Operating profit before goodwill write-down..   12.0     13.6     14.4     18.4
  Goodwill write-down..........................    --       --       --     (34.2)
                                                ------   ------   ------   ------
  Operating profit............................. $ 12.0   $ 13.6   $ 14.4   $(15.8)
                                                ======   ======   ======   ======
  Income (loss) before accounting change....... $ (2.4)  $ (2.4)  $ (1.9)  $(33.9)
  Net income (loss)............................   (2.6)    (2.4)    (1.9)   (33.9)
  Income (loss) before accounting change per
   common share................................   (.11)    (.11)    (.08)   (1.54)
  Net income (loss) per common share...........   (.12)    (.11)    (.08)   (1.54)
1993
  Net sales
    Engineered Materials....................... $ 51.5   $ 48.7   $ 46.9   $ 45.4
    Handling/Packaging Systems.................  117.0    124.4    122.1    125.3
                                                ------   ------   ------   ------
                                                $168.5   $173.1   $169.0   $170.7
                                                ======   ======   ======   ======
  Gross profit................................. $ 41.7   $ 41.4   $ 37.8   $ 39.9
                                                ======   ======   ======   ======
  Operating profit
    Engineered Materials....................... $  7.7   $  7.3   $  6.2   $  5.1
    Handling/Packaging Systems.................    4.3      5.6      3.7      5.5
    Corporate Items............................    (.3)     (.1)     (.2)    (1.0)
                                                ------   ------   ------   ------
  Operating profit before restructuring charge.   11.7     12.8      9.7      9.6
  Restructuring charge.........................    --       --       --      (5.6)
                                                ------   ------   ------   ------
  Operating profit............................. $ 11.7   $ 12.8   $  9.7   $  4.0
                                                ======   ======   ======   ======
  Net income (loss)............................ $ (3.6)  $ (3.1)  $ (4.7)  $(14.6)
  Net income (loss) per common share...........   (.16)    (.14)    (.22)    (.66)

  In the fourth quarter 1994, the Company revised its accounting policy for valuing its long-lived assets to include the cost of capital in estimating the total projected future cash flows from its business units. Previously, the cash flows were computed without discounting or allocation of interest cost. In the fourth quarter 1994, the Company determined that in the case of certain businesses, the projected cash flows on a discounted basis were insufficient to recover the carrying value of the assets. As a result, certain goodwill assets totalling $34,174 were written off in full (see Note 2).

                           THE INTERLAKE CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  In the fourth quarter of 1993, the Company took a restructuring charge of $5,611 (see Note 3).

  Nonoperating expenses consist of items which are not related to activities that constitute the Company's ongoing operations. Nonoperating income was recorded in the first quarter of 1994 in the amount of $1,100 related to a one-time gain from settlement of a real-estate matter with a local transportation authority. In 1993, nonoperating expenses included a special charge of $3,850 in the fourth quarter and $900 in the second quarter for environmental matters involving nonoperating locations (see Note 15).

  In 1994 and 1993, benefits to pretax income due to reductions in LIFO inventories were $626 and $1,000, respectively, in the first quarter and $325 and $200, respectively, in the fourth quarter.

  Effective as of the beginning of fiscal 1994, the Company changed its method of accounting for postretirement benefits for its foreign plans by adopting the Financial Accounting Standards Board's FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This change in accounting principle required restatement of previously reported first quarter 1994 results by a charge of $194 or $.01 per share.

NOTE 18--SUBSEQUENT EVENT

  In March of 1995, the Company amended its bank credit agreement to modify certain covenants as they relate to 1995.

                         THE INTERLAKE CORPORATION

                   CONSOLIDATED STATEMENT OF OPERATIONS

        FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND APRIL 2, 1995

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        THREE MONTHS ENDED
                                                   ----------------------------
                                                   MARCH 27, 1994 APRIL 2, 1995
                                                     (13 WEEKS)    (14 WEEKS)
                                                   -------------- -------------
                                                           (UNAUDITED)
Net sales.........................................    $169,336      $206,898
Cost of products sold.............................     129,863       155,979
Selling and administrative expense................      27,440        32,212
                                                      --------      --------
Operating profit..................................      12,033        18,707
Interest expense..................................      12,818        13,950
Interest income...................................        (277)         (471)
Nonoperating (income) expense.....................        (996)          (71)
                                                      --------      --------
Income (loss) before taxes on income, minority
 interest and accounting changes..................         488         5,299
Provision for income taxes........................       1,988         3,489
                                                      --------      --------
Income (loss) before minority interest and
 accounting change................................      (1,500)        1,810
Minority interest in net income of subsidiaries...         895         1,416
                                                      --------      --------
Income (loss) before accounting change............      (2,395)          394
Accounting change.................................        (194)          --
                                                      --------      --------
Net income (loss).................................    $ (2,589)     $    394
                                                      ========      ========
Primary net income (loss) per share:
  Before accounting change........................    $   (.11)     $    .02
  Accounting change...............................        (.01)          --
                                                      --------      --------
  Primary net income (loss) per share.............    $   (.12)     $    .02
                                                      ========      ========
Fully diluted net income per share................         N/A      $    .01
                                                                    ========
Weighted average shares outstanding
  Primary.........................................      22,027        22,341
  Fully diluted...................................         N/A        29,921

                         THE INTERLAKE CORPORATION

                        CONSOLIDATED BALANCE SHEET

                      DECEMBER 25, 1994 AND APRIL 2, 1995

                          (DOLLARS IN THOUSANDS)

                                                 DECEMBER 25, 1994 APRIL 2, 1995
                                                 ----------------- -------------
                                                                    (UNAUDITED)
                    ASSETS
Current Assets:
  Cash and cash equivalents....................      $  39,708       $  22,473
  Receivables less allowances of $2,977 at
   December 25, 1994 and $3,171 at April 2,
   1995........................................        129,089         126,056
  Inventories--Raw materials and supplies......         22,875          23,283
      --Semi-finished and finished products....         50,978          59,225
  Other current assets.........................          6,340           8,309
                                                     ---------       ---------
    Total Current Assets.......................        248,990         239,346
                                                     ---------       ---------
Goodwill and Other Assets:
  Goodwill, less amortization..................          4,667           4,426
  Other assets.................................         45,562          45,909
                                                     ---------       ---------
                                                        50,229          50,335
                                                     ---------       ---------
Property, Plant and Equipment, at cost.........        382,840         392,327
Less--Depreciation and amortization............       (237,106)       (246,404)
                                                     ---------       ---------
                                                       145,734         145,923
                                                     ---------       ---------
    Total Assets...............................      $ 444,953       $ 435,604
                                                     =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable.............................      $  71,957       $  68,860
  Accrued liabilities..........................         42,563          40,847
  Interest payable.............................         13,910           3,249
  Accrued salaries and wages...................         18,060          12,807
  Income taxes payable.........................         10,328          11,230
  Debt due within one year.....................         24,553          30,527
                                                     ---------       ---------
    Total Current Liabilities..................        181,371         167,520
                                                     ---------       ---------
Long-Term Debt.................................        417,898         417,067
                                                     ---------       ---------
Other Long-Term Liabilities and Deferred
 Credits.......................................        102,964         104,240
                                                     ---------       ---------
Preferred Stock--2,000,000 shares authorized
 Convertible Exchangeable Preferred Stock--
 Redeemable, par value $1 per share, issued
 40,000 shares.................................         39,155          39,155
Shareholders' Equity (Deficit):
  Common stock, par value $1 per share,
   authorized 100,000,000 shares, issued
   23,228,695 shares...........................         23,229          23,229
  Additional paid-in capital...................         30,248          13,504
   Cost of common stock held in treasury
    (1,202,000 shares at December 25, 1994 and
    412,500 shares at April 2, 1995)...........        (28,047)         (9,625)
  Accumulated deficit..........................       (293,966)       (293,571)
  Unearned compensation........................        (10,058)        (10,752)
  Accumulated foreign currency translation
   adjustments.................................        (17,841)        (15,163)
                                                     ---------       ---------
    Total Shareholders' Equity (Deficit).......       (296,435)       (292,378)
                                                     ---------       ---------
    Total Liabilities and Shareholders' Equity
     (Deficit).................................      $ 444,953       $ 435,604
                                                     =========       =========

                         THE INTERLAKE CORPORATION

                   CONSOLIDATED STATEMENT OF CASH FLOWS

        FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND APRIL 2, 1995

                              (IN THOUSANDS)

                                                        THREE MONTHS ENDED
                                                   ----------------------------
                                                   MARCH 27, 1994 APRIL 2, 1995
                                                     (13 WEEKS)    (14 WEEKS)
                                                   -------------- -------------
                                                           (UNAUDITED)
Cash flows from (for) operating activities:
  Net income (loss)...............................    $ (2,589)     $    394
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization.................       5,987         5,322
    Debt issuance costs...........................      (1,137)       (1,236)
    Other operating adjustments...................        (288)        1,155
    (Increase) decrease in working capital:
      Accounts receivable.........................      (3,952)        6,188
      Inventories.................................      (1,914)       (6,590)
      Other current assets........................        (540)       (1,759)
      Accounts payable............................       4,318        (4,219)
      Other accrued liabilities...................     (10,537)      (19,352)
      Income taxes payable........................         577           953
                                                      --------      --------
        Total Working Capital Change..............     (12,048)      (24,779)
                                                      --------      --------
Net cash provided (used) by operating activities..     (10,075)      (19,144)
                                                      --------      --------
Cash flows from (for) investing activities:
  Capital expenditures............................      (3,675)       (3,051)
  Proceeds from disposal of PP&E..................          38            23
  Other investment flows..........................          93            42
                                                      --------      --------
Net cash provided (used) by investing activities..      (3,544)       (2,986)
                                                      --------      --------
Cash flows from (for) financing activities:
  Proceeds from issuance of long-term debt........         --         10,000
  Retirements of long-term debt...................        (925)       (5,210)
  Other financing flows...........................         302           804
                                                      --------      --------
Net cash provided (used) by financing activities..        (623)        5,594
                                                      --------      --------
Effect of exchange rate changes...................         (86)         (699)
                                                      --------      --------
Increase (decrease) in cash and cash equivalents..     (14,328)      (17,235)
Cash and cash equivalents, beginning of period....      31,934        39,708
                                                      --------      --------
Cash and cash equivalents, end of period..........    $ 17,606      $ 22,473
                                                      ========      ========

                           THE INTERLAKE CORPORATION

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

        FOR THE THREE MONTHS ENDED MARCH 27, 1994 AND APRIL 2, 1995

NOTE 1--UNAUDITED FINANCIAL STATEMENTS

  The unaudited interim consolidated financial statements of the Company for the three month periods ended March 27, 1994 and April 2, 1995 and as of April 2, 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information, in accordance with the instructions to Form 10-Q and in accordance with Rule 10-01 of Regulation S-X. Accordingly, such statements do not include all of the information and footnotes that are included in the annual consolidated financial statements. In the opinion of management, all adjustments (except as noted consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended April 2, 1995 are not necessarily indicative of the results that may be expected for the entire 1995 fiscal year.

  The Registrant and its subsidiaries are referred to herein on a consolidated basis as the Company.

NOTE 2--COMPUTATION OF COMMON SHARE DATA

  The weighted average number of common shares outstanding used to compute income (loss) per common share for the first quarter was 22,341,000 in 1995 and 22,027,000 in 1994 for primary shares, and for fully diluted shares was 29,921,000 in 1995. (The weighted average shares outstanding excludes common stock equivalents of 7,055,000 shares in 1994 related to the convertible preferred stock because the conversion of the preferred stock into such shares would have an anti-dilutive effect.)

NOTE 3--NON-OPERATING (INCOME) EXPENSE

  Non-operating (income) expense consists of items which are not related to activities that constitute the Company's ongoing major operations. In 1994, non-operating (income) expense reflected a $1.1 million nonrecurring gain at Aerospace Components from the settlement of a real estate matter with a local transportation authority.

NOTE 4--LIFO INVENTORIES

  The liquidation of LIFO inventories benefited income before taxes by $0.8 million in the first quarter of 1995 and by $0.6 million in the first quarter of 1994.

NOTE 5--INCOME TAXES

  In the first quarter of 1995, the Company had an effective tax rate of 65.8%. Because most of the interest expense is borne in the United States at the parent company level, the Company had substantial taxable income in foreign and state jurisdictions. Taxes due to foreign authorities were not offset by U.S. federal income tax benefits.

  The high level of net interest expense caused domestic losses in 1994 which were not eligible for federal tax benefits in the periods in which they were incurred (although such losses may be carried forward and tax benefits realized in future years to the extent that domestic income is earned). As a result, the taxes due to foreign and state authorities were not offset by U.S. federal income tax benefits in 1994 and, as a result, the Company recorded tax expense in excess of pretax income in 1994.

NOTE 6--ENVIRONMENTAL MATTERS

  In connection with the reorganization of the old Interlake, Inc. (now Acme Steel Company ("Acme")) in 1986, the Registrant, then newly-formed, indemnified Acme against certain environmental liabilities relating to properties which had been shut down or disposed of by Acme's iron and steel division prior to the 1986 reorganization. As of April 2, 1995, the Company's reserves for environmental liabilities totalled $5.9 million.

                           THE INTERLAKE CORPORATION

  Based on its current estimate of its potential environmental liabilities, including all contingent liabilities, individually and in the aggregate, asserted and unasserted, the Company believes that the costs of environmental matters have been fully provided for or are unlikely to have a material adverse effect on the Company's business, future results of operations, liquidity or consolidated financial condition. In arriving at its current estimate of its potential environmental liabilities, the Company has relied upon the estimates and analysis of its environmental consultants and legal advisors, as well as its own evaluation, and has considered: the probable scope and cost of investigations and remediations for which the Company expects to have liability; the likelihood of the Company being found liable for the claims asserted or threatened against it; and the risk of other responsible parties not being able to meet their obligations with respect to clean-ups. In estimating its potential environmental liabilities, the Company has not taken into consideration any potential recoveries from insurance companies, although in May 1994 the Company instituted an action seeking a declaratory judgment against and recoveries from insurers under policies covering nearly 30 years. The Company's estimate has not been discounted to reflect the time-value of money, although a significant delay in implementation of certain of the remedies thought to be probable could result in cost estimates increasing due to inflation.

  The Company's current estimates of its potential environmental liabilities are subject to considerable uncertainty due to the continuing uncertainty surrounding one of the sites for which the Company is responsible pursuant to its indemnity of Acme--namely, the Superfund site on the St. Louis River in Duluth, Minnesota (the "Duluth Site"). These uncertainties relate to both the clean-up of certain contaminated soils at the site, as well as the remediation of certain underwater sediments.

  With respect to the contaminated soils, the Company has conducted certain investigations at the request of the Minnesota Pollution Control Agency ("MPCA"), and has studied various remedial alternatives and associated costs. The alternatives studied have included both those that assume that the Duluth Site will be used for industrial purposes, consistent with its current and historical uses, and those that would meet standards for unrestricted use. Based on these investigations and studies, the Company's estimate of its share of the likely costs to complete remediation of certain contaminated soils at the site to standards consistent with the site's present industrial use, based on risk assessments and other assumptions it believes to be most appropriate, range from $3 million to $4 million. The Company has reviewed other remedial plans prepared on behalf of the Company for the contaminated soils which also contemplate the continued industrial use of the property but which could cost as much as $20 million. This higher amount is based upon certain risk assessments and other assumptions which the Company believes to be overly conservative. If remediation to an unrestricted use standard were required, the cost likely would be higher yet. The cost of the remedial alternative designed to meet unrestricted use standards most recently prepared for the Company was calculated to be approximately $38 million.

  With respect to the underwater sediments, the MPCA has requested the Company to undertake an investigation and to evaluate remedial alternatives. The Company is presently negotiating with the MPCA the scope of the sediments investigation. The Company believes that any estimate of the potential costs of remediating the underwater sediments will not be meaningful until the investigation is completed and possible remedial alternatives are reviewed by the Company and the MPCA. To date, there have been few sites in the United States involving the clean-up of underwater sediments, and none in which the MPCA has acted as lead agency. On a preliminary basis, the Company believes that the range of reasonable remedial alternatives for the underwater sediments includes that of taking no action, thereby avoiding the disruption of the natural remediation of the underwater sediments which has been underway for over 30 years. Thus, the Company believes the minimum of the range of costs of remedial alternatives to be zero, and to date has made provision for only the investigation, and not for the clean-up, of underwater sediments.

                           THE INTERLAKE CORPORATION

  The Company's current expectation is that cash outlays related to its outstanding reserves for environmental matters will be made over the period of 1995 to 1997, or later. If the Company ultimately determines that additional charges are necessary in connection with the Duluth Site, the Company believes it is likely that cash outlays would occur near the end of the decade, or later.

NOTE 7--ACCOUNTING CHANGE

  Effective as of the beginning of fiscal 1994, the Company changed its method of accounting for postretirement benefits for its foreign plans by adopting the Financial Accounting Standards Board's FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This change in accounting principle required restatement of previously reported first quarter 1994 results by a charge of $0.2 million.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Incorporation of Certain Information by Reference.........................   2
Prospectus Summary........................................................   3
Risk Factors..............................................................  11
Use of Proceeds...........................................................  17
Capitalization............................................................  17
Selected Consolidated Financial Data......................................  18
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  21
Business..................................................................  30
Management................................................................  38
Description of Senior Notes...............................................  40
Description of Certain Other Indebtedness.................................  59
Underwriting..............................................................  64
Legal Matters.............................................................  64
Experts...................................................................  64
Index to Consolidated Financial Statements................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $100,000,000

                              [LOGO OF INTERLAKE]

                                  % SENIOR NOTES
                                   DUE 2001


                               ----------------

                                  PROSPECTUS

                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                CS FIRST BOSTON


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a list of the estimated expenses to be incurred by The Interlake Corporation (the "Company") in connection with the issuance and distribution of the Senior Notes being registered hereby, other than underwriting discounts and commissions.

      Securities and Exchange Commission registration fee........... $   34,483*
      National Association of Securities Dealers, Inc. filing fee...     10,500*
      Trustee fees..................................................      8,000
      Printing costs................................................    200,000
      Accounting fees and expenses..................................    100,000
      Legal fees and expenses (not including Blue Sky)..............    500,000
      Blue Sky qualifications and related legal fees and expenses...     20,000
      Miscellaneous expenses........................................    127,017
                                                                     ----------
      Total......................................................... $1,000,000
                                                                     ==========

--------
  *Actual expense.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware sets forth provisions which define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers, employees and agents. Article Thirteenth of the Company's Certificate of Incorporation and Article III, Section 8, of the Company's By-Laws provide for the indemnification by the Company of each person who is or was or had agreed to become a director, officer, employee or agent of the Company, or, at the request of the Company, a director, officer, employee or agent of another enterprise, against all expenses and other amounts for which indemnification may be made under law.
Section 145 provides in pertinent part as follows:

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
  (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                                   *   *   *

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  The Company also maintains directors' and officers' reimbursement and and liability insurance and has entered into agreements with its directors and certain officers providing for indemnification in certain events.

  Reference is made to Section 7 of the Underwriting Agreement (Exhibit 1.1 to this Registration Statement), which provides for indemnification of the Company's officers, directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16. EXHIBITS.

  The following Exhibits are filed herewith and made part hereof:

      EXHIBIT
      NUMBER                        DESCRIPTION OF DOCUMENT
      -------                       -----------------------
     1.1*      Form of Underwriting Agreement.
     3.1       Composite of the Registrant's Restated Certificate of Incorpora-
               tion as amended.
     3.2       Bylaws of Registrant as amended and restated dated August 23,
               1990, incorporated by reference to Exhibit 3(b) of the Regis-
               trant's Annual Report on Form 10-K for the year ended December
               30, 1990 (the "1990 10-K").
     4.1**     Form of Indenture (including table of contents and form of Se-
               nior Note).
     4.2       Form of Indenture (including form of Subordinated Debenture), incorporated by reference to Exhibit 4.1 of the Registrant's
               Registration Statement on Form S-2, File No.
               33-46247, as amended (the "Debt S-2").
     4.3       Rights Agreement dated as of January 26, 1989 between the Regis-
               trant and the First National Bank of Chicago, as Rights Agent,
               (the "Rights Agreement") incorporated by reference to Exhibit 2 of the Registrant's Registration Statement on Form 8-A dated as of January 27, 1989.
     4.4       Amendment to Rights Agreement dated as of August 15, 1989, in-
               corporated by reference to Exhibit (a) of the Company's Form 8 dated May 22, 1990.
     4.5       Amendment to Rights Agreement dated as of May 7, 1990, incorpo-
               rated by reference to Exhibit (b) of the Company's Form 8 dated
               May 22, 1990.
     4.6       Form of Amendment to Rights Agreement, incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on
               Form S-2, File No. 33-46248, as amended (the "Common Stock S-
               2").
     4.7       Amendment to Rights Agreement dated as of April 13, 1994, incor-
               porated by reference to Exhibit 7 of the Company's Form 8-A/A dated April 19, 1994.
     4.8       Preferred Stock Purchase Agreement dated as of March 6, 1992 among the Registrant and the persons listed on the Schedule of
               Purchasers attached thereto, incorporated by reference to Ex-
               hibit 4.6 of the Common Stock S-2.
     4.9       Revised Form of Registration Rights Agreement among the Regis-
               trant and the parties listed on the signature pages thereof, in-
               corporated by reference to Exhibit 4.4 of the Registrant's Post-
               Effective Amendment No. 4 to the Registration Statement on Form
               S-2, File No. 33-37041 (the "IRN Post-Effective Amendment No.
               4").
     4.10      Form of Series 1 Junior Convertible Subordinated Debenture, in-
               corporated by reference to Exhibit 4.11 of the Common Stock S-2.
     4.11      Form of Series 2 Junior Convertible Subordinated Debenture, in-
               corporated by reference to Exhibit 4.12 of the Common Stock S-2.
     4.12      Series A-3 Preferred Stock Purchase Agreement dated as of May 7,
               1992 by and between the Registrant and the persons listed on the signature pages thereto, incorporated by reference to Exhibit
               4.9 of the IRN Post-Effective Amendment No. 4.
     4.13      Form of Series 3 Junior Convertible Subordinated Debenture (Ex-
               change Debentures relating to the Series A-3 Preferred Stock), incorporated by reference to Exhibit 4.10 of the IRN Post-Effec-
               tive Amendment No. 4.

      EXHIBIT
      NUMBER                     DESCRIPTION OF DOCUMENT
      -------                    -----------------------
     4.14      Stock Purchase Agreement dated November 2, 1989 between
               the Registrant and LaSalle National Bank, trustee for The
               Interlake Corporation Employee Stock Ownership Plan, in-
               corporated by reference to Exhibit 10(v) of the Regis-
               trant's Annual Report on Form 10-K for the year ended De-
               cember 29, 1991 (the "1991 10-K").
     4.15      Form of Amended and Restated Credit Agreement, incorpo-
               rated by reference to Exhibit 10.15 of the IRN Post-Effec-
               tive Amendment No. 4.
     4.16      First Amendment, dated as of August 17, 1992, to the
               Amended and Restated Credit Agreement, incorporated by
               reference to Exhibit 4.18 of the 1992 10-K.
     4.17      Second Amendment, dated as of October 30, 1992, to the
               Amended and Restated Credit Agreement, incorporated by
               reference to Exhibit 4.19 of the 1992 10-K.
     4.18      Third Amendment, dated August 20, 1993, to the Amended and
               Restated Credit Agreement, incorporated by reference to
               the Registrant's quarterly report on Form 10-Q for the
               quarter ended September 26, 1993.
     4.19      Fourth Amendment, dated December 22, 1993, to the Amended
               and Restated Credit Agreement, incorporated by reference
               to Exhibit 4.29 of the Registrant's Annual Report on Form
               10-K for the year ended December 26, 1993 (the "1993 10-
               K").
     4.20      Fifth Amendment, dated February 23, 1994, to the Amended
               and Restated Credit Agreement, incorporated by reference
               to Exhibit 4.30 of the 1993 10-K.
     4.21      Sixth Amendment, dated August 16, 1994, to the Amended and
               Restated Credit Agreement, incorporated by reference to
               Exhibit 4.20 of the Registrant's Annual Report on Form 10-
               K for the year ended December 25, 1994 (the "1994 10-K").
     4.22      Seventh Amendment, dated as of January 24, 1995, to the
               Amended and Restated Credit Agreement, incorporated by
               reference to Exhibit 4.21 of the 1994 10-K.
     4.23      Eighth Amendment, dated as of February 1, 1995, to the
               Amended and Restated Credit Agreement, incorporated by
               reference to Exhibit 4.22 of the 1994 10-K.
     4.24      The Registrant Term Notes dated June 18, 1992, incorpo-
               rated by reference to Exhibit 4.20 of the 1992 10-K.
     4.25      The Registrant Revolving Notes dated June 18, 1992, incor-
               porated by reference to Exhibit 4.21 of the 1992 10-K.
     4.26      Subsidiary Term Notes dated June 18, 1992, incorporated by reference to Exhibit 4.22 of the 1992 10-K.
     4.27      Subsidiary Revolving Notes dated June 18, 1992, incorpo-
               rated by reference to Exhibit 4.23 of the 1992 10-K.
     4.28      The Registrant Delayed Draw Notes dated June 18, 1992, in-
               corporated by reference to Exhibit 4.24 of the 1992 10-K.
     4.29      The Registrant Deferred Term Notes dated June 18, 1992,
               incorporated by reference to Exhibit 4.25 of the 1992 10-
               K.
     4.30      The Registrant Pledge Agreement dated September 27, 1989,
               made by the Registrant and accepted by Chemical Bank,
               along with stock certificates of the two subsidiaries, in-
               corporated by reference to Exhibit 10(t) of the Regis-
               trant's Annual Report on Form 10-K for the year ended De-
               cember 31, 1989 (the "1989 10-K").

      EXHIBIT
      NUMBER                     DESCRIPTION OF DOCUMENT
      -------                    -----------------------
      4.31     Amended and Restated Security Agreement dated September
               27, 1989 and amended and restated as of August 17, 1992
               between the Registrant and Chemical Bank, incorporated by
               reference to Exhibit 4.27 of the 1992 10-K.
      4.32     Amended and Restated Security Agreement among Certain Sub-
               sidiaries of the Registrant and Chemical Bank dated as of
               September 27, 1989 and amended and restated as of August
               17, 1992, incorporated by reference to Exhibit 4.28 of the
               1992 10-K.
      4.33*    Form of Amended Credit Agreement.
      5.1**    Opinion of Jones, Day, Reavis & Pogue as to the validity
               of the Senior Notes being offered.
     10.1      1995 Executive Incentive Compensation Plan, incorporated
               by reference to Exhibit 10.1 to the 1994 10-K.
     10.2      1994 Executive Incentive Compensation Plan, incorporated
               by reference to Exhibit 10.1 of the 1993 Form 10-K.
     10.3      Key Executive Retention Program adopted February 23, 1995, incorporated by reference to Exhibit 10.3 of the 1994 10-
               K.
     10.4      Form of Grant of Stock Award as of February 23, 1995, in-
               corporated by reference to Exhibit 10.4 of the 1994 10-K.
     10.5      Form of Agreement dated August 27, 1992 for the Cancella-
               tion and Re-Granting of Non-Qualified Stock Options be-
               tween the Registrant and U.S. executive officers and em-
               ployees, incorporated by reference to Exhibit 10.7 of the
               1992 10-K.
     10.6      Form of Non-Qualified Stock Option Agreement dated January
               26, 1995 between the Registrant and one executive officer, incorporated by reference to Exhibit 10.6 of the 1994 10-
               K.
     10.7      Form of Non-Qualified Stock Option Agreement dated January
               26, 1995 between the Registrant and one foreign executive, incorporated by reference to Exhibit 10.7 of the 1994 10-
               K.
     10.8      Form of Grant of Stock Award as of May 23, 1991--Outside
               Director, incorporated by reference to Exhibit 10(a) of
               the 1991 10-K.
     10.9      Form of Grant of Stock Award as of April 26, 1990--Outside
               Directors, incorporated by reference to Exhibit 10(a) of
               the 1990 10-K.
     10.10     Amendment to Non-Qualified Stock Option Agreement and to
               Stock Appreciation Rights granted July 23, 1987 by the
               Registrant to one U.S. executive officer, incorporated by
               reference to Exhibit 10(i) of the 1990 10-K.
     10.11     Amendment to Non-Qualified Stock Option Agreement and to
               Stock Appreciation Rights granted July 28, 1988 by the
               Registrant to one U.S. executive officer, incorporated by
               reference to Exhibit 10(j) of the 1990 10-K.
     10.12     1989 Stock Incentive Program, incorporated by reference to the proxy statement filed in connection with the Regis-
               trant's 1990 annual meeting of shareholders.
     10.13     1986 Stock Incentive Program, incorporated by reference to
               Appendix D to the Registrant's Registration Statement on
               Form S-4 filed with the Securities and Exchange Commission on March 26, 1986.
     10.14     Trust Agreement between the Registrant and Continental
               Illinois National Bank and Trust Company of Chicago with
               respect to The Interlake Corporation Restated Directors'
               Post-Retirement Income Plan dated September 30, 1988,
               incorporated by reference to Exhibit 10(p) of the
               Registrant's Annual Report on Form 10-K for the year ended
               December 25, 1988 (the "1988 10-K").

      EXHIBIT
      NUMBER                        DESCRIPTION OF DOCUMENT
      -------                       -----------------------
     10.15     Trust Agreement between the Registrant and Continental Illinois
               National Bank and Trust Company of Chicago with respect to the
               Deferred Compensation Agreement dated May 29, 1986 (as amended
               August 5, 1988) between the Registrant and Frederick C.
               Langenberg dated September 30, 1988, incorporated by reference to Exhibit 10(q) of the 1988 10-K.
     10.16     Form of Indemnification Agreement between the Registrant and
               Outside Directors, incorporated by reference to Exhibit 10(a) of the Registrant's Annual Report on Form 10-K for the year ending
               December 27, 1987 (the "1987 10-K").
     10.17     Form of Indemnification Agreement between the Registrant and executive officers, including inside directors, incorporated by reference to Exhibit 10(b) of the 1987 10-K.
     10.18     Form of Severance Pay Agreement between the Registrant and 12 executive officers, incorporated by reference to Exhibit 10.18 of the 1994 10-K.
     10.19     Form of Severance Pay Agreement between the Registrant and two executive officers, incorporated by reference to Exhibit 10.19 of the 1994 10-K.
     10.20     Cross Indemnification Agreement dated as of May 29, 1986,
               between the Registrant and Acme Steel Company, incorporated by reference to Exhibit 10(b) of the Registrant's Annual Report on
               Form 10-K for the year ended December 28, 1986 (the "1986 10-
               K").
     10.21     Parallel Loan Agreement dated as of May 29, 1986, between Acme
               Steel Company and The Interlake Companies, Inc., as amended by letter agreement dated June 27, 1986, incorporated by reference to Exhibit 10(c) of the 1986 10-K.
     10.22     Tax Indemnification Agreement dated as of May 29, 1986, between the Registrant and Acme Steel Company, incorporated by reference to Exhibit 10(i) of the 1986 10-K.
     10.23     Deferred Compensation Agreement dated May 29, 1986, between the
               Registrant and Frederick C. Langenberg, incorporated by
               reference to Exhibit 10(j) of the 1986 10-K.
     10.24     Instrument of Assumption and Release dated May 29, 1986, between the Registrant,
               W. R. Reum and Acme Steel Company, concerning an April 12, 1982
               Agreement between W. R. Reum and Interlake, Inc. (n.k.a. Acme
               Metals, Inc.), incorporated by reference to Exhibit 10(l) of the
               1986 10-K.
     12.1**    Statement regarding calculation of ratios.
     23.1**    Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
     23.2      Consent of Price Waterhouse LLP.
     24.1**    Powers of Attorney.
     25.1**    Statement of eligibility and qualification of trustee.

--------
  *To be filed by amendment.
 **Previously filed.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LISLE, ILLINOIS, ON MAY 22, 1995.

                                          The Interlake Corporation

                                                /s/ W. Robert Reum
                                          By: _________________________________

                                                    W. Robert Reum

                                               Chairman, President and Chief
                                                  Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ W. Robert Reum            Chairman, President, Chief       May 22 1995
____________________________________   Executive Officer and
           W. Robert Reum              Director (Principal
                                       Executive Officer)

      /s/ Stephen Gregory            Vice President--Finance,         May 22, 1995
____________________________________   Treasurer and Chief
          Stephen Gregory              Financial Officer
                                       (Principal Financial
                                       Officer)

       /s/ John P. Miller            Controller (Principal            May 22, 1995
____________________________________   Accounting Officer)
           John P. Miller

                 *                   Director                         May 22, 1995
____________________________________
        John A. Canning, Jr.

                 *                   Director                         May 22, 1995
____________________________________
          James C. Cotting

                 *                   Director                         May 22, 1995
____________________________________
           John E. Jones

                 *                   Director                         May 22, 1995
____________________________________
      Frederick C. Langenberg

                 *                   Director                         May 22, 1995
____________________________________
        Quentin C. McKenna

                 *                   Director                         May 22, 1995
____________________________________
        William G. Mitchell

                 *                   Director                         May 22, 1995
____________________________________
          Erwin E. Schulze

*The undersigned by signing his name hereunto has hereby signed this Amendment No. 2 to Registration Statement on behalf of the above-named officers and directors, on May 22, 1995, pursuant to a power of attorney executed on behalf of each such director and officer and filed with the Securities and Exchange Commission.

    /s/ Stephen R. Smith
By: ___________________________
       Stephen R. Smith

                               EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                   DESCRIPTION OF DOCUMENT                     NUMBER
  -------                  -----------------------                   ----------
  1.1*     Form of Underwriting Agreement.
  3.1      Composite of the Registrant's Restated Certificate of
           Incorporation as amended.
  3.2      Bylaws of Registrant as amended and restated dated Au-
           gust 23, 1990, incorporated by reference to Exhibit
           3(b) of the Registrant's Annual Report on Form 10-K for
           the year ended December 30, 1990 (the "1990 10-K").
  4.1**    Form of Indenture (including table of contents and form
           of Senior Note).
  4.2      Form of Indenture (including form of Subordinated De-
           benture), incorporated by reference to Exhibit 4.1 of
           the Registrant's Registration Statement on Form S-2,
           File No.
           33-46247, as amended (the "Debt S-2").
  4.3      Rights Agreement dated as of January 26, 1989 between
           the Registrant and the First National Bank of Chicago,
           as Rights Agent, (the "Rights Agreement") incorporated
           by reference to Exhibit 2 of the Registrant's Registra-
           tion Statement on Form 8-A dated as of January 27,
           1989.
  4.4      Amendment to Rights Agreement dated as of August 15,
           1989, incorporated by reference to Exhibit (a) of the
           Company's Form 8 dated May 22, 1990.
  4.5      Amendment to Rights Agreement dated as of May 7, 1990,
           incorporated by reference to Exhibit (b) of the
           Company's Form 8 dated May 22, 1990.
  4.6      Form of Amendment to Rights Agreement, incorporated by
           reference to Exhibit 4.5 of the Registrant's Registra-
           tion Statement on Form S-2, File No. 33-46248, as
           amended (the "Common Stock S-2").
  4.7      Amendment to Rights Agreement dated as of April 13,
           1994, incorporated by reference to Exhibit 7 of the
           Company's Form 8-A/A dated April 19, 1994.
  4.8      Preferred Stock Purchase Agreement dated as of March 6,
           1992 among the Registrant and the persons listed on the
           Schedule of Purchasers attached thereto, incorporated
           by reference to Exhibit 4.6 of the Common Stock S-2.
  4.9      Revised Form of Registration Rights Agreement among the
           Registrant and the parties listed on the signature
           pages thereof, incorporated by reference to Exhibit 4.4
           of the Registrant's Post-Effective Amendment No. 4 to
           the Registration Statement on Form S-2, File No. 33-
           37041 (the "IRN Post-Effective Amendment No. 4").
  4.10     Form of Series 1 Junior Convertible Subordinated Deben-
           ture, incorporated by reference to Exhibit 4.11 of the
           Common Stock S-2.
  4.11     Form of Series 2 Junior Convertible Subordinated Deben-
           ture, incorporated by reference to Exhibit 4.12 of the
           Common Stock S-2.
  4.12     Series A-3 Preferred Stock Purchase Agreement dated as
           of May 7, 1992 by and between the Registrant and the
           persons listed on the signature pages thereto, incorpo-
           rated by reference to Exhibit 4.9 of the IRN Post-Ef-
           fective Amendment No. 4.
  4.13     Form of Series 3 Junior Convertible Subordinated Deben-
           ture (Exchange Debentures relating to the Series A-3
           Preferred Stock), incorporated by reference to Exhibit
           4.10 of the IRN Post-Effective Amendment No. 4.

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                   DESCRIPTION OF DOCUMENT                     NUMBER
  -------                  -----------------------                   ----------
  4.14     Stock Purchase Agreement dated November 2, 1989 between
           the Registrant and LaSalle National Bank, trustee for
           The Interlake Corporation Employee Stock Ownership
           Plan, incorporated by reference to Exhibit 10(v) of the
           Registrant's Annual Report on Form 10-K for the year
           ended December 29, 1991 (the "1991 10-K").
  4.15     Form of Amended and Restated Credit Agreement, incorpo-
           rated by reference to Exhibit 10.15 of the IRN Post-Ef-
           fective Amendment No. 4.
  4.16     First Amendment, dated as of August 17, 1992, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.18 of the 1992 10-K.
  4.17     Second Amendment, dated as of October 30, 1992, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.19 of the 1992 10-K.
  4.18     Third Amendment, dated August 20, 1993, to the Amended
           and Restated Credit Agreement, incorporated by refer-
           ence to the Registrant's quarterly report on Form 10-Q
           for the quarter ended September 26, 1993.
  4.19     Fourth Amendment, dated December 22, 1993, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.29 of the Registrant's Annual
           Report on Form 10-K for the year ended December 26,
           1993 (the "1993 10-K").
  4.20     Fifth Amendment, dated February 23, 1994, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.30 of the 1993 10-K.
  4.21     Sixth Amendment, dated August 16, 1994, to the Amended
           and Restated Credit Agreement, incorporated by refer-
           ence to Exhibit 4.20 of the Registrant's Annual Report
           on Form 10-K for the year ended December 25, 1994 (the
           "1994 10-K").
  4.22     Seventh Amendment, dated as of January 24, 1995, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.21 of the 1994 10-K.
  4.23     Eighth Amendment, dated as of February 1, 1995, to the
           Amended and Restated Credit Agreement, incorporated by
           reference to Exhibit 4.22 of the 1994 10-K.
  4.24     The Registrant Term Notes dated June 18, 1992, incorpo-
           rated by reference to Exhibit 4.20 of the 1992 10-K.
  4.25     The Registrant Revolving Notes dated June 18, 1992, in-
           corporated by reference to Exhibit 4.21 of the 1992 10-
           K.
  4.26     Subsidiary Term Notes dated June 18, 1992, incorporated
           by reference to Exhibit 4.22 of the 1992 10-K.
  4.27     Subsidiary Revolving Notes dated June 18, 1992, incor-
           porated by reference to Exhibit 4.23 of the 1992 10-K.
  4.28     The Registrant Delayed Draw Notes dated June 18, 1992,
           incorporated by reference to Exhibit 4.24 of the 1992
           10-K.
  4.29     The Registrant Deferred Term Notes dated June 18, 1992,
           incorporated by reference to Exhibit 4.25 of the 1992
           10-K.
  4.30     The Registrant Pledge Agreement dated September 27,
           1989, made by the Registrant and accepted by Chemical
           Bank, along with stock certificates of the two subsidi-
           aries, incorporated by reference to Exhibit 10(t) of
           the Registrant's Annual Report on Form 10-K for the
           year ended December 31, 1989 (the "1989 10-K").

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                   DESCRIPTION OF DOCUMENT                     NUMBER
  -------                  -----------------------                   ----------
  4.31     Amended and Restated Security Agreement dated September
           27, 1989 and amended and restated as of August 17, 1992
           between the Registrant and Chemical Bank, incorporated
           by reference to Exhibit 4.27 of the 1992 10-K.
  4.32     Amended and Restated Security Agreement among Certain
           Subsidiaries of the Registrant and Chemical Bank dated
           as of September 27, 1989 and amended and restated as of
           August 17, 1992, incorporated by reference to Exhibit
           4.28 of the 1992 10-K.
  4.33*    Form of Amended Credit Agreement.
  5.1**    Opinion of Jones, Day, Reavis & Pogue as to the valid-
           ity of the Senior Notes being offered.
 10.1      1995 Executive Incentive Compensation Plan, incorpo-
           rated by reference to Exhibit 10.1 to the 1994 10-K.
 10.2      1994 Executive Incentive Compensation Plan, incorpo-
           rated by reference to Exhibit 10.1 of the 1993 Form 10-
           K.
 10.3      Key Executive Retention Program adopted February 23,
           1995, incorporated by reference to Exhibit 10.3 of the
           1994 10-K.
 10.4      Form of Grant of Stock Award as of February 23, 1995,
           incorporated by reference to Exhibit 10.4 of the 1994
           10-K.
 10.5      Form of Agreement dated August 27, 1992 for the Cancel-
           lation and Re-Granting of Non-Qualified Stock Options
           between the Registrant and U.S. executive officers and
           employees, incorporated by reference to Exhibit 10.7 of
           the 1992 10-K.
 10.6      Form of Non-Qualified Stock Option Agreement dated Jan-
           uary 26, 1995 between the Registrant and one executive
           officer, incorporated by reference to Exhibit 10.6 of
           the 1994 10-K.
 10.7      Form of Non-Qualified Stock Option Agreement dated Jan-
           uary 26, 1995 between the Registrant and one foreign
           executive, incorporated by reference to Exhibit 10.7 of
           the 1994 10-K.
 10.8      Form of Grant of Stock Award as of May 23, 1991--Out-
           side Director, incorporated by reference to Exhibit
           10(a) of the 1991 10-K.
 10.9      Form of Grant of Stock Award as of April 26, 1990--Out-
           side Directors, incorporated by reference to Exhibit
           10(a) of the 1990 10-K.
 10.10     Amendment to Non-Qualified Stock Option Agreement and
           to Stock Appreciation Rights granted July 23, 1987 by
           the Registrant to one U.S. executive officer, incorpo-
           rated by reference to Exhibit 10(i) of the 1990 10-K.
 10.11     Amendment to Non-Qualified Stock Option Agreement and
           to Stock Appreciation Rights granted July 28, 1988 by
           the Registrant to one U.S. executive officer, incorpo-
           rated by reference to Exhibit 10(j) of the 1990 10-K.
 10.12     1989 Stock Incentive Program, incorporated by reference
           to the proxy statement filed in connection with the
           Registrant's 1990 annual meeting of shareholders.
 10.13     1986 Stock Incentive Program, incorporated by reference
           to Appendix D to the Registrant's Registration
           Statement on Form S-4 filed with the Securities and
           Exchange Commission on March 26, 1986.

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                   DESCRIPTION OF DOCUMENT                     NUMBER
  -------                  -----------------------                   ----------
 10.14     Trust Agreement between the Registrant and Continental
           Illinois National Bank and Trust Company of Chicago
           with respect to The Interlake Corporation Restated Di-
           rectors' Post-Retirement Income Plan dated September
           30, 1988, incorporated by reference to Exhibit 10(p) of
           the Registrant's Annual Report on Form 10-K for the
           year ended December 25, 1988 (the "1988 10-K").
 10.15     Trust Agreement between the Registrant and Continental
           Illinois National Bank and Trust Company of Chicago
           with respect to the Deferred Compensation Agreement
           dated May 29, 1986 (as amended August 5, 1988) between
           the Registrant and Frederick C. Langenberg dated
           September 30, 1988, incorporated by reference to
           Exhibit 10(q) of the 1988 10-K.
 10.16     Form of Indemnification Agreement between the
           Registrant and Outside Directors, incorporated by
           reference to Exhibit 10(a) of the Registrant's Annual
           Report on Form 10-K for the year ending December 27,
           1987 (the "1987 10-K").
 10.17     Form of Indemnification Agreement between the
           Registrant and executive officers, including inside
           directors, incorporated by reference to Exhibit 10(b)
           of the 1987 10-K.
 10.18     Form of Severance Pay Agreement between the Registrant
           and 12 executive officers, incorporated by reference to
           Exhibit 10.18 of the 1994 10-K.
 10.19     Form of Severance Pay Agreement between the Registrant
           and two executive officers, incorporated by reference
           to Exhibit 10.19 of the 1994 10-K.
 10.20     Cross Indemnification Agreement dated as of May 29,
           1986, between the Registrant and Acme Steel Company,
           incorporated by reference to Exhibit 10(b) of the
           Registrant's Annual Report on Form 10-K for the year
           ended December 28, 1986 (the "1986 10-K").
 10.21     Parallel Loan Agreement dated as of May 29, 1986,
           between Acme Steel Company and The Interlake Companies,
           Inc., as amended by letter agreement dated June 27,
           1986, incorporated by reference to Exhibit 10(c) of the
           1986 10-K.
 10.22     Tax Indemnification Agreement dated as of May 29, 1986,
           between the Registrant and Acme Steel Company,
           incorporated by reference to Exhibit 10(i) of the 1986
           10-K.
 10.23     Deferred Compensation Agreement dated May 29, 1986,
           between the Registrant and Frederick C. Langenberg,
           incorporated by reference to Exhibit 10(j) of the 1986
           10-K.
 10.24     Instrument of Assumption and Release dated May 29,
           1986, between the Registrant,
           W. R. Reum and Acme Steel Company, concerning an April
           12, 1982 Agreement between W. R. Reum and Interlake,
           Inc. (n.k.a. Acme Metals, Inc.), incorporated by
           reference to Exhibit 10(l) of the 1986 10-K.
 12.1**    Statement regarding calculation of ratios.
 23.1**    Consent of Jones, Day, Reavis & Pogue (included in
           Exhibit 5.1).
 23.2      Consent of Price Waterhouse LLP.
 24.1**    Powers of Attorney.
 25.1**    Statement of eligibility and qualification of trustee.

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  *To be filed by amendment.

 **Previously filed.